As filed with the Securities and Exchange Commission on January 28, 2002
                                                              File No. 333-73390


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          PRE-EFFECTIVE AMENDMENT NO. 2
                                    FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

               Columbus Life Insurance Company Separate Account 1
                              (Exact Name of Trust)

                         Columbus Life Insurance Company
                               (Name of Depositor)

                             400 East Fourth Street
                             Cincinnati, Ohio 45202
          (Complete Address of Depositor's Principal Executive Offices)

                  Please send copies of all communications to:

           DONALD J. WUEBBLING, ESQ.                       ELISABETH DAHL, ESQ.
        Columbus Life Insurance Company                           M.S. 32
            400 East Fourth Street                             400 Broadway
            Cincinnati, Ohio 45202                        Cincinnati, Ohio 45202
    (Name and Address of Agent for Service)


                      An Indefinite Amount of Interests in
            Columbus Life Insurance Company Separate Account 1 Under
                  Survivorship Variable Universal Life Policies
                     (Title of Securities Being Registered)

  As Soon as Practicable After the Effective Date of the Registration Statement
                 (Approximate Date of Proposed Public Offering)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                     RECONCILIATION AND TIE BETWEEN ITEMS IN
                         FORM N-8B-2 AND THE PROSPECTUS

                         COLUMBUS LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT 1



- ------------------------------------------- ------------------------------------
FORM N-8B-2*                                CAPTION IN PROSPECTUS**
- ------------------------------------------- ------------------------------------
         Item 1                             Cover Page
- ------------------------------------------- ------------------------------------
         Item 2                             Columbus Life Insurance Company
                                            Separate Account 1
- ------------------------------------------- ------------------------------------
         Item 3                             Not Applicable****
- ------------------------------------------- ------------------------------------
         Item 4                             Distribution of the Policies
- ------------------------------------------- ------------------------------------
         Item 5                             Columbus Life Insurance Company
                                            Separate Account 1
- ------------------------------------------- ------------------------------------
         Item 6                             Columbus Life Insurance Company
                                            Separate Account 1
- ------------------------------------------- ------------------------------------
         Item 7                             Not Required***
- ------------------------------------------- ------------------------------------
         Item 8                             Not Required***
- ------------------------------------------- ------------------------------------
         Item 9                             Not Applicable****
- ------------------------------------------- ------------------------------------
         Item 10                            The Policy
- ------------------------------------------- ------------------------------------
                                            Purchasing a Policy
- ------------------------------------------- ------------------------------------
                                            Life Insurance Benefit
- ------------------------------------------- ------------------------------------
                                            Cash Value
- ------------------------------------------- ------------------------------------
                                            Transfers
- ------------------------------------------- ------------------------------------
                                            Withdrawals
- ------------------------------------------- ------------------------------------
                                            Loans
- ------------------------------------------- ------------------------------------
                                            Payment of Policy Proceeds
- ------------------------------------------- ------------------------------------
                                            Delay in Payment
- ------------------------------------------- ------------------------------------
                                            Premium Payments
- ------------------------------------------- ------------------------------------
                                            Term No-Lapse Guarantee
- ------------------------------------------- ------------------------------------
                                            Grace Period
- ------------------------------------------- ------------------------------------
                                            Separate Account 1
- ------------------------------------------- ------------------------------------
                                            Columbus Life Insurance Company
- ------------------------------------------- ------------------------------------
                                            The Investment Options
- ------------------------------------------- ------------------------------------
                                            Allocation of Net Premiums
- ------------------------------------------- ------------------------------------
                                            Tax Matters
- ------------------------------------------- ------------------------------------
         Item 11                            The Investment Options
- ------------------------------------------- ------------------------------------
         Item 12                            The Investment Options
- ------------------------------------------- ------------------------------------
         Item 13                            Policy Charges
- ------------------------------------------- ------------------------------------
                                            Premium Charges
- ------------------------------------------- ------------------------------------
                                            Monthly Policy Charges
- ------------------------------------------- ------------------------------------
                                            Surrender Charge
- ------------------------------------------- ------------------------------------
                                            Transaction Charges
- ------------------------------------------- ------------------------------------
                                            Fund Expenses
- ------------------------------------------- ------------------------------------
                                            Rider Benefits
- ------------------------------------------- ------------------------------------
                                            Distribution of the Policies
- ------------------------------------------- ------------------------------------
         Item 14                            Purchasing a Policy
- ------------------------------------------- ------------------------------------
                                            Rider Benefits
- ------------------------------------------- ------------------------------------
         Item 15                            Purchasing a Policy
- ------------------------------------------- ------------------------------------
                                            Premium Payments
- ------------------------------------------- ------------------------------------
                                            Allocation of Net Premiums
- ------------------------------------------- ------------------------------------

FORM N-8B-2*                                CAPTION IN PROSPECTUS**
- ------------------------------------------- ------------------------------------
         Item 16                            Separate Account 1
- ------------------------------------------- ------------------------------------
         Item 17                            Transfers
- ------------------------------------------- ------------------------------------
                                            Withdrawals
- ------------------------------------------- ------------------------------------
                                            Loans
- ------------------------------------------- ------------------------------------
         Item 18                            Valuation of Your Investment
- ------------------------------------------- ------------------------------------
         Item 19                            Confirmations and Statements
- ------------------------------------------- ------------------------------------
         Item 20                            Not Applicable****
- ------------------------------------------- ------------------------------------
         Item 21                            Loans
- ------------------------------------------- ------------------------------------
         Item 22                            Not Applicable****
- ------------------------------------------- ------------------------------------
         Item 23                            Columbus Life Insurance Company
- ------------------------------------------- ------------------------------------
         Item 24                            Not Applicable****
- ------------------------------------------- ------------------------------------
         Item 25                            Columbus Life Insurance Company
- ------------------------------------------- ------------------------------------
         Item 26                            The Investment Options
- ------------------------------------------- ------------------------------------
                                            Fund Expenses
- ------------------------------------------- ------------------------------------
         Item 27                            Columbus Life Insurance Company
- ------------------------------------------- ------------------------------------
         Item 28                            Columbus Life Insurance Company
- ------------------------------------------- ------------------------------------
         Item 29                            Columbus Life Insurance Company
- ------------------------------------------- ------------------------------------
         Item 30                            Not Applicable****
- ------------------------------------------- ------------------------------------
         Item 31                            Not Applicable****
- ------------------------------------------- ------------------------------------
         Item 32                            Not Applicable****
- ------------------------------------------- ------------------------------------
         Item 33                            Not Applicable****
- ------------------------------------------- ------------------------------------
         Item 34                            Not Applicable****
- ------------------------------------------- ------------------------------------
         Item 35                            Purchasing a Policy
- ------------------------------------------- ------------------------------------
                                            Distribution of the Policies
- ------------------------------------------- ------------------------------------
         Item 36                            Not Required***
- ------------------------------------------- ------------------------------------
         Item 37                            Not Applicable****
- ------------------------------------------- ------------------------------------
         Item 38                            Distribution of the Policies
- ------------------------------------------- ------------------------------------
         Item 39                            Distribution of the Policies
- ------------------------------------------- ------------------------------------
         Item 40                            The Investment Options
- ------------------------------------------- ------------------------------------
                                            Fund Expenses
- ------------------------------------------- ------------------------------------
         Item 41                            Distribution of the Policies
- ------------------------------------------- ------------------------------------
         Item 42                            Not Applicable****
- ------------------------------------------- ------------------------------------
         Item 43                            Not Applicable****
- ------------------------------------------- ------------------------------------
         Item 44                            Policy Charges
                                            Premium Charges
                                            Monthly Policy Charges
                                            Surrender Charge
                                            Transaction Charges
                                            Fund Expenses
- ------------------------------------------- ------------------------------------
                                            Valuation of Your Investment
- ------------------------------------------- ------------------------------------
                                            Premium Payments
- ------------------------------------------- ------------------------------------
         Item 45                            Not Applicable****
- ------------------------------------------- ------------------------------------
         Item 46                            Payment of Policy Proceeds
- ------------------------------------------- ------------------------------------
                                            Policy Charges
                                            Premium Charges
                                            Monthly Policy Charges
                                            Surrender Charge
                                            Transaction Charges
                                            Fund Expenses
- ------------------------------------------- ------------------------------------
                                            Valuation of Your Investment
- ------------------------------------------- ------------------------------------
         Item 47                            The Investment Options
- ------------------------------------------- ------------------------------------
         Item 48                            Not Applicable****
- ------------------------------------------- ------------------------------------
         Item 49                            Not Applicable****
- ------------------------------------------- ------------------------------------

FORM N-8B-2*                                CAPTION IN PROSPECTUS**
- ------------------------------------------- ------------------------------------
         Item 50                            Columbus Life Insurance Company
                                            Separate Account 1
- ------------------------------------------- ------------------------------------
         Item 51                            The Policy
- ------------------------------------------- ------------------------------------
                                            Life Insurance Benefit
- ------------------------------------------- ------------------------------------
                                            Rider Benefits
- ------------------------------------------- ------------------------------------
                                            Payment of Policy Proceeds
- ------------------------------------------- ------------------------------------
                                            Premium Payments
- ------------------------------------------- ------------------------------------
         Item 52                            The Investment Options
- ------------------------------------------- ------------------------------------
         Item 53                            Tax Status of Policy
- ------------------------------------------- ------------------------------------
                                            Tax Matters
- ------------------------------------------- ------------------------------------
         Item 54                            Not Applicable****
- ------------------------------------------- ------------------------------------
         Item 55                            Not Applicable****
- ------------------------------------------- ------------------------------------
         Item 56                            Not Required***
- ------------------------------------------- ------------------------------------
         Item 57                            Not Required***
- ------------------------------------------- ------------------------------------
         Item 58                            Not Required***
- ------------------------------------------- ------------------------------------
         Item 59                            Not Required***
- ------------------------------------------- ------------------------------------


* Registrant includes this Reconciliation and Tie Statement in its Registration Statement in compliance with Instruction 4 as to the Prospectus as set out in Form S-6. Registrant, previously filed a Notification of Registration as an investment company on Form N-8A and a Form N-8B-2 Registration Statement under the Investment Company Act of 1940 on May 14, 1999. Pursuant to Sections 8 and 30(b)(1) of the Investment Company Act of 1940, Rule 30a-1 under that Act, and Forms N-8B-2 and N-SAR under that Act, Registrant will keep its Form N-8B-2 Registration Statement current through the filing of periodic reports required by the Securities and Exchange Commission. In addition, this Registration Statement on Form S-6 and any amendments thereto are deemed to update and amend Registrant's Form N-8B-2 to the extent necessary that the N-8B-2 is not inconsistent herewith.

** Caption in Prospectus, to the extent relevant to this Form. Certain items are not relevant pursuant to the administrative practice of the Commission and its staff of adapting the disclosure requirements of the Commission's registration statement forms in recognition of the differences between variable life insurance policies and other periodic payment plan certificates issued by investment companies and between separate accounts organized as management companies and unit investment trusts.

*** Not required pursuant to Instruction 1(a) as to the Prospectus as set out in Form S-6.

**** Omitted from the Prospectus pursuant to Instruction 3 as to the Prospectus as set out in Form S-6.

                      SURVIVORSHIP VARIABLE UNIVERSAL LIFE



COLUMBUS LIFE INSURANCE COMPANY                                       PROSPECTUS
SEPARATE ACCOUNT 1                                               _________, 2002


This prospectus describes the Survivorship Variable Universal Life Insurance Policy (Policy) and the investment options available to Policy Owners. It contains information you should know before purchasing a Policy and selecting investment options. Please read this prospectus carefully and keep it for future reference.

The Policy is issued by Columbus Life Insurance Company (Columbus Life).

You tell us how to invest your Net Premiums among the investment options. Your investment options include 34 Sub-Accounts of Separate Account 1 that invest in the following Funds:

Deutsche VIT EAFE(R) Equity Index Fund
Deutsche VIT Equity 500 Index Fund
Deutsche VIT Small Cap Index Fund

Fidelity(R) VIP Equity-Income Portfolio - Service Class 2 Fidelity(R) VIP Contrafund(R) Portfolio - Service Class 2 Fidelity(R) VIP Growth & Income Portfolio - Service Class 2 Fidelity(R) VIP Growth Portfolio - Service Class 2 Fidelity(R) VIP Asset ManagerSM Portfolio - Service Class 2 Fidelity(R) VIP Balanced Portfolio - Service Class 2 Fidelity(R) VIP Mid Cap Portfolio - Service Class 2 Fidelity(R) VIP Money Market Portfolio - Initial Class

Janus Aspen Aggressive Growth Portfolio - Service Shares
Janus Aspen Capital Appreciation Portfolio - Service Shares
Janus Aspen Worldwide Growth Portfolio - Service Shares

Legends Harris Bretall Equity Growth Portfolio
Legends Third Avenue Value Portfolio
Legends Gabelli Large Cap Value Portfolio
Legends Baron Small Cap Portfolio


MFS(R) Capital Opportunities Series - Service Class
MFS(R) Emerging Growth Series - Service Class
MFS(R) Mid Cap Growth Series - Service Class
MFS(R) New Discovery Series - Service Class

Oppenheimer Aggressive Growth Fund/VA - Service Class
Oppenheimer Strategic Bond Fund/VA - Service Class
Oppenheimer International Growth Fund/VA - Service Class

Touchstone Emerging Growth Fund Touchstone Small Cap Value Fund Touchstone Growth/Value Fund Touchstone Equity Fund Touchstone Enhanced 30 Fund Touchstone Value Plus Fund Touchstone High Yield Fund Touchstone Bond Fund Touchstone Standby Income Fund





The Fixed Account is an additional investment option. It is a fixed-rate option backed by the general assets of Columbus Life.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Policies or determined if the prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

       This Policy is not a deposit or obligation of any bank. No bank has guaranteed or endorsed the Policy. The Policy is not federally insured by the
 Federal Deposit Insurance Corporation, the Federal Reserve Board, the National
             Credit Union Share Insurance Fund or any other agency.

    Investments in variable life insurance policies involve investment risk, including possible loss of principal.

                            GUIDE TO THIS PROSPECTUS

PART I of this prospectus describes the life insurance Policy, including the fees and charges applicable to the Policy and to the investment options. A GLOSSARY of terms used in this prospectus is included as SUPPLEMENT E to Part I. When reading the description of the Policy, please note that Policy provisions may vary slightly from state to state according to state law.

PART II includes additional information about the investment options, Columbus Life, Separate Account 1, and the Policy. This section includes the financial statements for Columbus Life and Separate Account 1.




  The prospectuses for the underlying Funds contain important information about the investment options under the Policy. You should read the prospectus for a Fund carefully before you invest in the corresponding Sub-Account.



           The Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains certain other material that is legally part of the registration statement for Columbus Life Insurance Company Separate Account 1 (Separate Account 1) and other information about Separate Account 1.
You can also view these documents at the Public Reference Room of the Securities and Exchange Commission or obtain copies, for a fee, by writing to the Public Reference Room of the Securities and Exchange Commission, 450 Fifth Street N.W.,
 Washington, D.C. 20549, or by e-mailing a request to: publicinfo@sec.gov. You can also call the Securities and Exchange Commission at 800.SEC.0330. The
               Registration Number for the Policies is 333-73390.

                                TABLE OF CONTENTS




PART I.........................................................................4
   The Policy..................................................................4
   Purchasing a Policy.........................................................4
   Underwriting Standards and The Policy.......................................4
   Cancelling the Policy.......................................................4
   Life Insurance Benefit......................................................5
   Cash Value..................................................................5
   Changes to Coverage.........................................................6
   Premium Payments............................................................6
   Term No-Lapse Guarantee.....................................................6
   Grace Period................................................................7
   Policy Charges - Summary....................................................7
   Premium Charges.............................................................8
   Monthly Policy Charges......................................................8
   Surrender Charge...........................................................10
   Transaction Charges........................................................10
   Fund Expenses..............................................................11
   Allocation Of Net Premiums.................................................12
   Transfers..................................................................12
   Withdrawals................................................................14
   Loans......................................................................14
   Payment of Policy Proceeds.................................................15
   Delay in Payment...........................................................16
   Rider Benefits.............................................................16
   Tax Status of Policy.......................................................17
   How to Contact the Company and Telephone Security Procedures...............17
   Confirmations and Statements...............................................18
   Policy Changes; Contestability.............................................18
   Conversion; Policy Split Option............................................18
   Assignment of Policy.......................................................18
   Supplement A--Table Of Death Benefit Factors And Example
       Of Death Benefit Calculation...........................................19
   Supplement B--Policy Illustrations.........................................20
   Supplement C--Table Of Cost Of Insurance Charge Rates......................22
   Supplement D--Table Of Surrender Charge Amounts............................23
   Supplement E--Glossary.....................................................24

PART II.......................................................................26
   The Investment Options.....................................................26
   Valuation Of Your Investment...............................................31
   Columbus Life Insurance Company............................................32
   Separate Account 1.........................................................34
   Distribution of the Policies...............................................35
   Tax Matters................................................................35
   Legal Matters..............................................................38
   Experts....................................................................39
   Financial Statements.......................................................39

                                     PART I

THE POLICY

The Policy is a flexible premium, survivorship variable universal life insurance policy. It is nonparticipating, which means it does not pay dividends. The Policy is a contract between you (the Owner) and Columbus Life. It provides life insurance coverage on the lives of two insured persons (the Insureds). The Death Benefit is payable on the second death to the person or persons you designate (the Beneficiary(ies)). This prospectus describes the Policy but it is not part of the contract.

The Policy may not be available in all states. In addition, Policy provisions may vary slightly from state to state according to state law. Please read the Policy carefully when you receive it.

PURCHASING A POLICY

You can apply for a Policy by contacting your insurance agent/financial representative. We will not issue a Policy that insures a person who does not meet our underwriting standards. We will also not issue a Policy that insures a person who will be over 90 years of age on the date we approve the application, and one Insured must be under 85 years of age on the date we approve the application. No Insured may be under 20 years of age on the date we approve the application. If we approve your application, the insurance coverage provided by your Policy will be effective when you have received the Policy, signed any applicable amendments to the application, and paid the required minimum initial premium while both Insureds are alive and in the same health as indicated in the application.

If we do not approve your application, we will notify you and return any premium you have paid.

You may be eligible for temporary insurance coverage between the date of your application and the effective date of your Policy if you pay the required minimum initial premium with the application and meet certain underwriting standards. The amount of temporary insurance coverage is subject to a maximum of $500,000. Such coverage will remain in effect for a maximum of 90 days and is subject to other restrictions. The temporary insurance agreement is included in the application form.

UNDERWRITING STANDARDS AND THE POLICY


When we review an application for a Policy, we examine certain information bearing on the insurance risk we would undertake in order to provide the requested coverage on the proposed Insureds' lives. Factors bearing on insurance risk include the proposed Insureds' occupations; avocations; medical histories including family medical histories; current health status including height, weight, blood pressure and chronic illness; and other factors such as tobacco usage and driving record. After we evaluate this information, we place each Insured in a RISK CLASS. The risk classes we currently use are preferred tobacco non-user; preferred tobacco user; standard tobacco non-user; standard tobacco user; and various "substandard" classes involving higher risk. Policy charges that pay for the costs of insurance coverage vary by Policy depending on the combined risk classes of the Insureds, as well as on their ages and sexes.


CANCELLING THE POLICY


You may cancel the Policy within 10 days after you receive it. The period may be longer in some states. If you cancel your Policy during this FREE LOOK period, we will refund to you all premiums allocated to the Fixed Account, all charges we deducted from your Policy, and the current value of premiums you allocated to the Variable Account calculated on the day we receive your notice of cancellation. In some states we refund all premiums you paid.


To cancel your Policy, you must return it either to us at the Columbus Life Variable Service Center, P.O. Box 2850, Cincinnati, Ohio 45201-2850, or to one of our agents, within the free look period.

After the free look period ends, you can surrender the Policy for its Net Cash Surrender Value by notifying us in writing, but you cannot cancel the Policy without incurring any charges.

LIFE INSURANCE BENEFIT

The minimum Death Benefit under any Policy is the greater of:


1)   the Specified Amount; or
2) the Account Value as of the date of the second death multiplied by a factor that varies depending on the age the younger Insured is or would have been as of the date of the second death.


The Death Benefit payable under your Policy depends on the Death Benefit Option you select. Option 1 is the same as the minimum Death Benefit described above. Option 2 is the greater of:


1)   the Specified Amount plus the Account Value; or
2) the Account Value as of the date of the second death multiplied by a factor that varies depending on the age the younger Insured is or would have been as of the date of the second death.


Any Indebtedness outstanding as of the second Insured's date of death will be deducted from the Death Benefit amounts described above.


The Specified Amount is a fixed amount you select, subject to a minimum of $250,000. (This is the Minimum Issue Limit.) The Account Value is the cash value of your Policy and will fluctuate with the investment performance of the investment options you select.


The Option 1 or Option 2 Death Benefit is payable only until the date the younger Insured is or would have been age 100. After that date, the Policy is continued under the EXTENDED COVERAGE BENEFIT. The Policy is converted into a fixed policy and the Death Benefit is equal to the Net Cash Surrender Value of the Policy. There are no Monthly Policy Charges during the extended coverage period but we also do not accept further premium payments, make loans or allow Policy changes.

SUPPLEMENT A includes the table of death benefit factors and an example of how Option 1 and Option 2 Death Benefits would be calculated.

The amount of the Death Benefit could be higher if you choose Option 2, depending on the investment returns to your Account Value. Your monthly cost of insurance charges will be higher if you choose Option 2 because we assume more risk in agreeing to pay you a potentially greater amount of money.


If death of either Insured occurs within two years of the Policy Date (or date of reinstatement in most states) as a result of suicide, we will pay only a limited benefit equal to the premium payments paid less any withdrawals (including withdrawal fees). If the first Insured died by suicide, the surviving Insured will have the option of using the limited benefit as a premium on a single life policy.


CASH VALUE

The Policy's Account Value is a cash value that you may withdraw, or borrow against, subject to certain limits and to the charges described in this prospectus.


The Account Value varies with the investment experience of the Sub-Accounts. There is no guaranteed minimum Account Value. The amount you can withdraw is the Account Value less any outstanding Indebtedness and less any Surrender Charge that would apply on a full surrender or termination of your Policy. This amount is called the "Net Cash Surrender Value." You may not be able to access the Net Cash Surrender Value without terminating your Policy if your Specified Amount is at or close to the Minimum Issue Limit of $250,000. (See, WITHDRAWALS.)

CHANGES TO COVERAGE


You can request a decrease in your Specified Amount at any time after the first Policy Anniversary. You cannot decrease your Specified Amount below $250,000. The minimum amount of any decrease is $25,000. You may not increase your Specified Amount.


After you have owned your Policy for one year, you may change the death benefit option. If you change from Option 1 to Option 2, We will reduce the Specified Amount by the amount, if any, needed to keep the Death Benefit the same both before and after the change. We will not allow this change if it causes the new Specified Amount to fall below $250,000.

If you change from Option 2 to Option 1, We will increase the Specified Amount by the amount, if any, needed to keep the Death Benefit the same both before and after the change.

We must approve any change in your Death Benefit option. Changes in your Death Benefit option will be effective on the first Monthly Anniversary Day after we approve your request.

PREMIUM PAYMENTS

Your initial premium payment must equal at least the minimum monthly premium for the term no-lapse guarantee.

Thereafter, the minimum single premium payment is $50. If you make premium payments through regular pre-authorized bank account deductions, we will accept amounts less than $50.

There is no maximum premium payment except that we reserve the right to reject any premium payment if, in our opinion, accepting the payment would mean the Policy would not qualify as life insurance under federal tax laws.

You can vary the amount and frequency of your premium payments. However, if you do not pay sufficient premium to cover the Monthly Policy Charges or to meet the no-lapse guarantee premium test, your Policy will lapse, and you will not receive any money from us. The amount you need to pay to keep the Policy in force will vary depending upon the performance of the Sub-Accounts (your Account Value) and the amount of charges you need to pay each month for the insurance coverage provided.

Your insurance agent/financial representative will provide you with an illustration showing the hypothetical effect of making PLANNED PREMIUM payments at various hypothetical levels of Sub-Account performance. Generally, you would continue to make planned premium payments until the younger Insured reaches (or would have reached) 100 years of age or until the second Insured dies, if earlier. It is more likely that your Policy will stay in force if you continue to make the planned premium payments, but paying planned premiums does not guarantee that your Policy will not lapse. The amount you may need to pay to keep the Policy in force may be higher than the planned premium.


Your initial premium payment may be given to your insurance agent/financial representative. You should send your subsequent premium payments to the Columbus Life Variable Service Center, P.O. Box 2850, Cincinnati, Ohio 45201-2850. In some circumstances we will accept premium payments remitted for you by an employer or an employer plan, in which case we will apply the premium to your Policy as of the date we receive it in our office from your employer or employer plan according to our allocation rules. (See, Allocation of Net Premiums.)


TERM NO-LAPSE GUARANTEE

If you pay the minimum monthly premium for the term no-lapse guarantee on time, your Policy is guaranteed not to lapse until the earlier of 1) the Policy Anniversary prior to the date the younger Insured is (or would have been) age 90 or 2) the 20th Policy Anniversary. If you do not pay the minimum premiums on time, the amount needed to prevent the Policy from lapsing will be the minimum monthly premium that should have been paid with interest accrued at 3%. We will deduct withdrawals and Indebtedness from your premium payments to determine if you have met the minimum premium test or not.

Payment of the minimum monthly premium for the term no-lapse guarantee does not guarantee that your Policy will have a positive Net Cash Surrender Value after the term ends. You may need to make significant additional premium payments in order to keep your Policy in force after the term no-lapse guarantee ends.


The minimum monthly premium for the term no-lapse guarantee depends on the Insureds' risk classes, ages and sexes, and the amount of insurance coverage. We determine this minimum premium on the Policy Date, and redetermine it when you add or remove optional rider coverage, decrease your Specified Amount, or make a withdrawal that results in a decrease in Specified Amount. If we increase or decrease the minimum premium, the new minimum premium applies from the redetermination date forward. The minimum premium will be shown in your Policy.


GRACE PERIOD

If your Net Cash Surrender Value on a Monthly Anniversary Day is not sufficient to pay the Monthly Policy Charges for the current month, and your Policy does not meet the minimum premium test under the no-lapse guarantee (during the no-lapse guarantee period) your Policy will enter a GRACE PERIOD. A grace period is a 61-day period that starts on the day after we mail you a notice. We will mail grace period notices to you at your address as shown on our records. We also mail these notices to anyone holding your Policy as collateral as shown on our records at the collateral holder's address as shown on our records. The notice will tell you the amount of premium you need to pay to keep the Policy in force. The amount will be the lesser of 1) the amount needed under the no-lapse guarantee to keep the Policy in force through the end of the grace period; or 2) the premium needed to pay the Monthly Policy Charges due through the end of the grace period. If you have outstanding Indebtedness, you will also have the option of making loan repayment sufficient to keep the Policy in force.

If you do not pay the needed premium or loan repayment, your Policy will LAPSE, or terminate, at the end of the 61-day grace period. If you pay the needed premium or loan repayment, your Policy will continue in force. If the last surviving Insured dies during the grace period, we will deduct the monthly charges due from the Death Benefit.

You may apply to REINSTATE the Policy within five years after the date it lapses. In order to reinstate, we must approve your application for reinstatement, you must pay any past charges due, and you must repay any Indebtedness.

POLICY CHARGES - SUMMARY

We assess charges to support the operation of your Policy and Separate Account
1. These charges are Premium Charges (premium expense charge and state tax charge) and Monthly Policy Charges (cost of insurance charge, rider cost of insurance charges, per policy charge, per $1,000 charge, and mortality and expense risk charge). In addition, we assess Transaction Fees for processing withdrawals and certain transfers among the Sub-Accounts. We also assess a Surrender Charge if you surrender your Policy within the first 12 years of the Policy. Some charges are deducted from your premium payments and others reduce your Account Value.

In addition, the Funds underlying the Sub-Accounts pay management fees and expenses, and in some cases distribution fees, which are reflected in the daily net asset values of the Funds and in the Sub-Account Accumulation Unit Values.

SUPPLEMENT B includes two hypothetical ILLUSTRATIONS showing the effect of Premium Charges and Monthly Policy Charges on sample Policy Account Values and Net Cash Surrender Values. The first sample Policy insures a 35 year-old male and a 35 year-old female, both in a preferred tobacco non-user risk class (the risk class with the lowest rate structure). The second sample Policy insures a 55 year-old male and a 55 year-old female, both in a preferred tobacco non-user risk class. Each Policy has a Specified Amount of $250,000. No rider benefits are included.

As part of the Policy application process, your insurance agent/financial representative will provide you with a personalized illustration. In addition, you may request that we send you one free illustration of Policy benefits and values each Policy Year. We may charge a reasonable fee not to exceed $25 to provide illustrations after the first in each Policy Year.

PREMIUM CHARGES

Premium Expense Charge

The premium expense charge partially covers our distribution expenses and federal taxes associated with the Policy. We deduct the premium expense charge from each premium payment that we receive from you before we allocate the Net Premium to your investment options. The amount of the premium expense charge is determined by multiplying the applicable premium expense charge rate(s) by the premium (or proportionate part thereof).

- ---------------------------------------------------------    ------------------------------------------------------

          CURRENT PREMIUM EXPENSE CHARGE RATES                       MAXIMUM PREMIUM EXPENSE CHARGE RATES
- ---------------------------------------------------------    ------------------------------------------------------
    POLICY          FOR PREMIUM          FOR PREMIUM           POLICY         FOR PREMIUM          FOR PREMIUM
                                        RECEIVED IN A                                             RECEIVED IN A
                   RECEIVED IN A       POLICY YEAR IN                        RECEIVED IN A       POLICY YEAR IN
                 POLICY YEAR UP TO        EXCESS OF                        POLICY YEAR UP TO        EXCESS OF
     YEAR         TARGET PREMIUM       TARGET PREMIUM           YEAR        TARGET PREMIUM       TARGET PREMIUM

     1-12              6.50%                3.25%               1-12              7.50%                4.25%
     13+               2.50%                1.75%                13+              3.50%                2.75%
- --------------- -------------------- --------------------    ------------ -------------------- --------------------

At our option, we may charge rates different than the current rates shown above. However, the premium expense charge rates are guaranteed to be no more than the maximum rates shown above.

The Target Premium depends on the age, sex and risk class of each Insured on the Policy Date. Certain riders may also have a Target Premium associated with them, which will be included in the total Target Premium for the Policy. If you add or remove rider coverage, Target Premium will increase or decrease if the rider has a Target Premium associated with it. If you decrease the Specified Amount, the Target Premium will decrease in proportion to the decrease in coverage. The Target Premium will be shown on your Policy Schedule.


State Tax Charge

The state tax charge covers state taxes on insurance premiums, which are estimated to range from 1.4% to 3.50%. We will deduct the state tax charge from each premium payment that we receive from you before we allocate the Net Premiums to your investment options. The amount of the state tax charge is determined by multiplying the state tax charge rate for your state times the premium.


MONTHLY POLICY CHARGES

Cost of Insurance Charge

The cost of insurance charge compensates us for the insurance risk we assume under the base Policy. We deduct the cost of insurance charge from the Account Value on each Monthly Anniversary Day. The amount of the cost of insurance charge is determined by multiplying the current cost of insurance charge rate times the Net Amount At Risk for the Policy on the Monthly Anniversary Day.


The maximum guaranteed cost of insurance charge rates depend on the age, sex and risk class of each Insured as of the Policy Date. The maximum rate is different for each Policy Year. These maximum rates for your Policy are shown in your Policy. The maximum monthly rate for any Policy is $83.33 per $1,000 of Net Amount at Risk. We may change these maximum rates if your Policy terminates and is later reinstated. We may charge current cost of insurance rates that are less than the maximum rates shown in your Policy.

The table in SUPPLEMENT C shows the maximum monthly cost of insurance charge rates for a sample Policy if the Insureds (one male, one female) are both in either a standard or preferred risk class, and are both age 35 at the time the Policy is issued. The maximum monthly cost of insurance charge rates under a Policy may be higher than the rates shown in SUPPLEMENT C.

Rider Cost of Insurance Charges

For any optional rider you add to your Policy, there will be a cost of insurance charge. The rider cost of insurance charge will be determined on each Monthly Anniversary Day that the charge is applicable, and deducted from the Account Value. The rider cost of insurance charge rates will be shown in your Policy.

Per $1,000 Charge

The per $1,000 charge partially compensates us for issuing and distributing the Policy. We deduct the per $1,000 charge from the Account Value on each Monthly Anniversary Day. The amount of the per $1,000 charge is determined by multiplying the per $1,000 charge rate times the Specified Amount. If the Specified Amount is increased or decreased we will continue to calculate the per $1,000 charge as if the increase or decrease had not occurred.


The per $1,000 charge rate depends on the age, sex and risk class of each Insured as of the Policy Date. The maximum monthly per $1,000 charge rate we may charge is $0.22500 per $1,000 of Specified Amount. The per $1,000 charge rate for your Policy will be shown in your Policy.


Per Policy Charge


The per policy charge partially compensates us for administering the Policy. The maximum per policy charge is $9.00 per month. The current per policy charge is $7.50 per month. The per policy charge is the same for all Policies. At our option, we may change the current per policy charge but we will not charge more than the maximum per policy charge.


Mortality and Expense Risk Charge

The mortality and expense risk charge partially compensates us for assuming the mortality risk and the expense risk associated with the Policy. We assume a mortality risk that the Insureds will not live as long as we expect and therefore the amount of the Death Benefit we pay under the Policy will be greater than we expect. We take an expense risk that the costs of issuing and administering the Policy will be greater than we expect. We deduct a mortality and expense risk charge from the Account Value on each Monthly Anniversary Day. The amount of the mortality and expense risk charge is determined by multiplying the current applicable mortality and expense risk charge rate from the table below (expressed as a monthly rate) times the Variable Account Value on the Monthly Anniversary Day.


- ------------- ------------------------------ ----------------------------- -------------------------------
POLICY YEAR    VARIABLE ACCOUNT VALUE BAND     CURRENT ANNUAL MORTALITY     MAXIMUM ANNUAL MORTALITY AND
                                             AND EXPENSE RISK CHARGE RATE     EXPENSE RISK CHARGE RATE

   1 - 12              All Amounts                       0.70%                         0.90%

    13 +               0 - $25,000                       0.70%                         0.90%
                    $25,001 - $50,000                    0.45%                         0.65%
                   $50,001 - $250,000                    0.20%                         0.40%
                       $250,001 +                        0.10%                         0.30%
- ------------- ------------------------------ ----------------------------- -------------------------------

At our option, we may charge rates different than the current rates shown above. However, the mortality and expense risk charge rates are guaranteed to be no more than the maximum rates shown above.

SURRENDER CHARGE

The Surrender Charge partially compensates us for issuing and distributing the Policy. During the first 12 Policy Years, a Surrender Charge will be deducted from your Account Value if your Policy is surrendered in full or terminates when a grace period ends without sufficient premium or loan repayment being paid to keep the Policy in force. Surrender Charges vary depending on ages and risk classes of the Insureds when the Policy is issued. Surrender Charge amounts are determined when we issue the Policy and do not change even if there are Policy changes.


The maximum initial surrender charge is 143.5% of the initial annual Target Premium for the base Policy. (For older issue ages, the initial surrender charge would be less than 143.5% of Target Premium.) The Surrender Charge remains at the initial level during the first five Policy Years. During Policy Years six through ten, the Surrender Charge reduces uniformly each month, reaching 1/3 of its initial value by the end of the tenth Policy Year. During Policy Years 11 and 12, it decreases at an accelerated rate and disappears by the end of year 12.

Your Policy will show the Surrender Charge amounts, in dollars, that we would charge if you surrendered your Policy in any month during the first 12 Policy Years. SUPPLEMENT D shows Surrender Charge amounts for a sample Policy with a Specified Amount of $250,000 if both Insureds (one male, one female) are in a preferred tobacco non-user risk class and are age 35 on the Policy Date.


TRANSACTION CHARGES

Transfer Charge


We do not charge you for the first 12 transfers among Sub-Accounts or from the Sub-Accounts to the Fixed Account in a Policy Year. If you make more than 12 transfers among Sub-Accounts or from the Sub-Accounts to the Fixed Account in a Policy Year, we will charge you $10 per transfer for each additional transfer as partial compensation for our administrative costs. We deduct the $10 transfer charge from your Account Value.


Withdrawal Fee


We do not charge you for the first withdrawal in a Policy Year. If you make more than one withdrawal in a Policy Year, we will charge you $50 per withdrawal for each withdrawal as partial compensation for our administrative costs. We deduct the $50 withdrawal fee from your Account Value.

FUND EXPENSES


Fund expenses shown are actual expenses incurred, before and after expense reimbursements, for the 12-month period ended December 31, 2000, or in the case of The Legends Fund, Inc., for the period ended June 30, 2001, except in the case of the following Funds that commenced operations after January 1, 2000: All of the MFS Funds, which commenced operations on May 1, 2000; the Oppenheimer Aggressive Growth Fund/VA-Service Class which commenced operations on October 16, 2000; the Oppenheimer Strategic Bond Fund/VA-Service Class and Oppenheimer International Growth Fund/VA-Service Class which commenced operations on March 19, 2001; and the Touchstone Growth/Value and Equity Funds, which commenced operations on May 1, 2001. Fund expenses shown for these Funds are estimated as discussed in the Fund prospectuses provided to you with this prospectus.


                                                                     AFTER EXPENSE REIMBURSEMENT(2)              BEFORE EXPENSE
                                                                                                                REIMBURSEMENT(2)
                                                                    ADVISOR         OTHER       12B-1        TOTAL
                                                                     FEES         EXPENSES     FEES(1       EXPENSES  TOTAL EXPENSES

Deutsche VIT EAFE(R)Equity Index Fund                                0.45%          0.20%       ----          0.65%          0.92%
Deutsche VIT Equity 500 Index Fund                                   0.20%          0.10%       ----          0.30%          0.34%
Deutsche VIT Small Cap Index Fund                                    0.35%          0.10%       ----          0.45%          0.69%
Fidelity(R)VIP Equity-Income Portfolio - Service Class 2             0.48%          0.10%       0.25%         0.83%          0.83%
Fidelity(R)VIP Contrafund(R)Portfolio - Service Class 2              0.57%          0.10%       0.25%         0.92%          0.92%
Fidelity(R)VIP Growth & Income Portfolio - Service                   0.48%          0.12%       0.25%         0.85%          0.85%
Class 2
Fidelity(R)VIP Growth Portfolio - Service Class 2                    0.57%          0.09%       0.25%         0.91%          0.91%
Fidelity(R)VIP Asset ManagerSM Portfolio - Service                   0.53%          0.10%       0.25%         0.88%          0.88%
Class 2
Fidelity(R)VIP Balanced Portfolio - Service Class 2                  0.43%          0.17%       0.25%         0.85%          0.85%
Fidelity(R)VIP Mid Cap Portfolio - Service Class 2                   0.57%          0.17%       0.25%         0.99%          0.99%
Fidelity(R)VIP Money Market Portfolio - Initial Class                0.27%          0.08%       ----          0.35%          0.35%
Janus Aspen Aggressive Growth Portfolio - Service                    0.65%          0.02%       0.25%         0.92%          0.92%
Shares
Janus Aspen Capital Appreciation Portfolio - Service                 0.65%          0.02%       0.25%         0.92%          0.92%
Shares
Janus Aspen Worldwide Growth Portfolio - Service Shares              0.65%          0.05%       0.25%         0.95%          0.95%
Legends Harris Bretall Equity Growth Portfolio                       0.65%          0.42%       ----          1.07%          1.07%

Legends Third Avenue Value Portfolio                                 0.65%          0.56%       ----          1.21%          1.21%
Legends Gabelli Large Cap Value Portfolio                            0.90%          0.50%       ----          1.40%          1.66%
Legends Baron Small Cap Portfolio                                    1.05%          0.50%       ----          1.55%          3.10%

MFS(R)Capital Opportunities Series - Service Class                   0.75%          0.16%       0.20%         1.11%          1.11%
MFS(R)Emerging Growth Series - Service Class                         0.75%          0.10%       0.20%         1.05%          1.05%
MFS(R)Mid Cap Growth Series - Service Class                          0.75%          0.16%       0.20%         1.11%          2.41%
MFS(R)New Discovery Series - Service Class                           0.90%          0.16%       0.20%         1.26%          1.29%
Oppenheimer Aggressive Growth Fund/VA - Service Class                0.62%          0.02%       0.15%         0.79%          0.79%
Oppenheimer Strategic Bond Fund/VA - Service Class                   0.74%          0.05%       0.15%         0.94%          0.94%
Oppenheimer International Growth Fund/VA - Service                   1.00%          0.17%       0.15%         1.32%          1.32%
Class
Touchstone Emerging Growth Fund                                      0.80%          0.32%       ----          1.12%          1.32%
Touchstone Small Cap Value Fund                                      0.80%          0.20%       ----          1.00%          1.85%
Touchstone Growth/Value Fund                                         1.00%          0.10%       ----          1.10%          1.66%
Touchstone Equity Fund                                               0.75%          0.20%       ----          0.95%          1.31%
Touchstone Enhanced 30 Fund                                          0.65%          0.10%       ----          0.75%          1.67%
Touchstone Value Plus Fund                                           0.75%          0.40%       ----          1.15%          2.16%
Touchstone High Yield Fund                                           0.60%          0.20%       ----          0.80%          1.50%
Touchstone Bond Fund                                                 0.55%          0.20%       ----          0.75%          1.09%
Touchstone Standby Income Fund                                       0.25%          0.25%       ----          0.50%          0.87%

(1) Certain of the Funds have entered into distribution and service plan agreements in accordance with Rule 12b-1 under the Investment Company Act of 1940, pursuant to which the Funds may pay their distributors a fee as a percentage of average daily net assets of the Funds. These plans are described in greater detail in the Fund prospectuses provided with this prospectus. The amount of 12b-1 fees may change from time to time in accordance with the plans.
(2) The Funds or their Advisors may have entered into fee waiver and/or expense reimbursement arrangements that limit the total expenses a Fund pays. The Fund prospectuses provided with this prospectus describe these arrangements in greater detail. Such arrangements may change from year to year. Without fee waiver or expense reimbursement limits, the Funds would have incurred the expenses set forth in the "Before Expense Reimbursement" column.

ALLOCATION OF NET PREMIUMS

You have 35 investment options for your Net Premiums. You may allocate your Net Premiums among the 34 available Sub-Accounts of Separate Account 1 and the Fixed Account. Each Sub-Account invests exclusively in one of the Funds listed on the first page of this prospectus and described in PART II of this prospectus. You bear the entire risk of gain or loss on amounts you invest in the Sub-Accounts. The Sub-Accounts provide an opportunity for a higher rate of return than the Fixed Account but also expose you to a higher risk of loss. The Fixed Account provides a guaranteed minimum rate of return. Net Premiums allocated to or transfers to the Fixed Account become part of Columbus Life's general account.

You allocate your Net Premiums by specifying on your application the percentage of your Net Premiums you would like to allocate to each investment option. You may change your allocation instructions at any time by notifying us either by telephone or in writing. When we receive a premium payment from you, we allocate the Net Premiums based on the most recent allocation instructions we have received from you.

When you allocate Net Premiums or transfer amounts to a Sub-Account, your Account Value is credited with Accumulation Units. Other transactions, such as withdrawals and payments of Monthly Policy Charges, will decrease the number of Accumulation Units. The number of Accumulation Units added to or subtracted from your Account Value is calculated by dividing the dollar amount of the transaction by the Accumulation Unit Value for the Sub-Account at the close of trading on the Valuation Date when we process the transaction. We use the following guidelines to determine the Valuation Date when we process the transaction:

o If we receive your premium payment or transfer instructions in good order on a Valuation Date before the close of regular trading on the New York Stock Exchange (typically 4:00 p.m. Eastern Time), we will process the transaction on that Valuation Date.


o    If not, we will process the transaction on the next Valuation Date.
o Your initial premium payment will be allocated to the money market Sub-Account on the Policy Date (or the date we have received the initial premium and any required amendments to the application). It will be allocated to the investment options you select 15 days after the date it was allocated to the money market Sub-Account.

In addition, we reserve the right to deposit premium in the money market Sub-Account for the duration of the free look period if such period exceeds 15 days.


TRANSFERS

After the initial premium has been allocated, or after your free look period, if later, you can transfer your Account Value among the Sub-Accounts or from the Sub-Accounts to the Fixed Account up to 12 times per Policy Year without charge. Each transfer must be at least $250 or the total value of the Sub-Account, if less than $250. We will charge you $10 for each additional transfer either among the Sub-Accounts or from the Sub-Accounts to the Fixed Account. You are also permitted to make 1 transfer from the Fixed Account per Policy Year without charge. The minimum transfer from the Fixed Account is $250. In the first 4 Policy Years, you cannot transfer more than 25% of your money from the Fixed Account in a Policy Year.

The above guidelines do not apply to dollar cost averaging transfers or automatic rebalancing transfers.

All transfers requested on the same day will be considered a single transfer for purposes of these guidelines and transfer charges.

Dollar Cost Averaging Program

Dollar cost averaging is a method of investing equal amounts of money at regular intervals. Dollar cost averaging allows you to purchase more when prices are low and less when prices are high. For dollar cost averaging to be effective, you should continue to invest during both market ups and downs. You should also consider your financial ability to maintain a consistent level of investment over time.

The Dollar Cost Averaging Program allows you to transfer amounts at regular intervals from a Sub-Account we designate for this purpose, or from the Fixed Account, to the other Sub-Accounts. You can make the following transfers:

o    A specific dollar amount
o A specific percentage of your money in the Sub-Account we designate for this purpose or the Fixed Account (or a pro rata portion until source of funds is depleted)
o    Earnings in the Sub-Account we designate for this purpose or the Fixed
     Account

You select the number, frequency and timing of your transfers in the Dollar Cost Averaging Program.

The following guidelines apply to dollar cost averaging transfers:

o    Dollar cost averaging transfers must continue for at least 12 months;
o    Each transfer must be at least $100; and
o The allocation to each Sub-Account must be at least 1% of the transfer amount.

We currently do not charge a fee for this service. However, we may charge a fee in the future for transfers under the Dollar Cost Averaging Program.

Dollar cost averaging transfers will stop if we complete the number of transfers you requested, you ask us to stop after using the program for 12 months, you do not have enough money in your accounts to complete the transfer, or we discontinue the program, where permitted by law. If we discontinue the program, you will be allowed to complete the number of transfers you previously requested.

Automatic Rebalancing Program

Some Sub-Accounts may grow faster than other Sub-Accounts or the Fixed Account, shifting the asset allocation among Sub-Accounts and the Fixed Account from your preferred mix. Automatic rebalancing of assets among Sub-Accounts and the Fixed Account maintains your desired asset allocation by resetting the account balances to your desired allocations on a quarterly, semi-annual or annual basis. This discipline has the effect of transferring money from accounts that have earned more to those that have not performed as well, thus "buying lower, selling higher," and ensures that your overall allocation remains consistent with your personal investment strategy. No contract minimum is required to take advantage of this feature. Automatic rebalancing may not be available if a Dollar Cost Averaging Program is in place.

We currently do not charge a fee for this service. However, we may charge a fee in the future for your transfers in the Automatic Rebalancing Program.

Market Timing

Market timing transfers can disrupt an underlying Fund's ability to process transactions which may disadvantage other Policy Owners. To avoid this, we can modify the transfer rights of Policy Owners engaged in market timing activity that is deemed to be disruptive.

WITHDRAWALS

You can withdraw from your Policy part of your Cash Surrender Value, less any applicable withdrawal fees, and less any Indebtedness. Withdrawals and related fees will reduce your Account Value. If you selected Death Benefit Option 1, a withdrawal may also reduce your Specified Amount. (If a withdrawal would cause the difference between the Death Benefit and the Account Value to increase after the withdrawal, we will decrease the Specified Amount in an amount necessary to keep that difference the same.) A withdrawal may have tax consequences.

You may also surrender your Policy and withdraw all of your Net Cash Surrender Value. We assess a Surrender Charge if you surrender your Policy in full during the first 12 Policy Years. A full surrender will terminate your Policy. A full surrender of your Policy may have tax consequences.


o        Each withdrawal must be at least $500.
o No withdrawal may be made that would reduce your Net Cash Surrender Value below $250. o You can make one withdrawal in a Policy Year without paying a withdrawal fee. You will be charged a fee of $50 per withdrawal for each additional withdrawal in that Policy Year. o No withdrawal can reduce your Specified Amount below $250,000.

LOANS

You can borrow money from us by using your Policy as the sole collateral for the loan. The most you can borrow against your Policy is 90% of your Cash Surrender Value, less any Indebtedness and less an amount sufficient to cover the Monthly Policy Charges for the next two months.

If you borrow money, we will transfer an amount equal to the amount of the loan to your Loan Account. We transfer money on a pro-rata basis from each of your investment options. For example, if you have 25% of your money in the Touchstone High Yield Sub-Account and 75% of your money in the Touchstone Enhanced 30 Sub-Account and you borrow $2,000, we will transfer $500 from the Touchstone High Yield Sub-Account (25% of $2,000) and $1,500 from the Touchstone Enhanced 30 Sub-Account (75% of $2,000) to your Loan Account.

We pay interest on your Loan Account. The minimum interest we pay is 3.00% annually.


We charge interest on the amounts you borrow at a maximum loan interest rate of 4% annually. The loan interest rate is fixed for the life of the loan.


Interest is due on each Policy Anniversary and on the date the loan is repaid. If you do not pay the interest when it is due, we will treat it as an additional loan.

Any loan, even if you repay the loan, will generally have a permanent negative effect on the Death Benefit and Account Value because:

o Loan amounts will not be available for investment in the Sub-Accounts or Fixed Account. o Interest charged on borrowed amounts may be treated as an additional loan. o Outstanding Indebtedness is subtracted when determining your Death Benefit.

You can repay all or part of your loan at any time while the Insured is living. When you make a payment towards the principal amount of your loan, we transfer the amount of the loan payment from your Loan Account back to your investment options on a pro-rata basis according to your allocation instructions at that time. YOU MUST SPECIFICALLY DESIGNATE A PAYMENT AS A LOAN REPAYMENT OR WE WILL TREAT IT AS AN ADDITIONAL PREMIUM PAYMENT INSTEAD.

If you do not repay the loan before the Insured dies, we will deduct the Indebtedness when determining your Death Benefit. If you do not repay the loan before you surrender your Policy, we will deduct the Indebtedness to determine the Net Cash Surrender Value proceeds.

If the Indebtedness exceeds the Cash Surrender Value less the Monthly Policy Charges for the current month, we can terminate your Policy. We will tell you that we intend to terminate your Policy by mailing a notice to you at least 61 days before we terminate your Policy. The notice will tell you the minimum amount of loan repayment that you must pay to keep your Policy in force. We will mail the notice to your address as shown on our records. If our records indicate that someone holds your Policy as collateral, we will also mail a copy of the notice to that person's address as shown on our records.

PAYMENT OF POLICY PROCEEDS

We will pay one of 2 types of proceeds under a Policy--Death Proceeds or Net Cash Surrender Value proceeds. We will pay the proceeds in a lump sum or under one of the Income Plans. Proceeds applied under one of the Income Plans do not vary with the investment experience of the Sub-Accounts.

While an Insured is alive, you may select an Income Plan under which we will pay the proceeds of your Policy. If the second Insured dies and you have not selected an Income Plan, the Beneficiary may select an Income Plan. If you select an Income Plan before the second Insured's death, the Beneficiary may not change the Income Plan after the second Insured's death.

We will send you a separate written agreement putting the selected Income Plan into effect. One of the following Income Plans may be selected:

   INCOME PLAN 1      o  Payments for Fixed Period - we make monthly payments
                         for a fixed number of years.
   INCOME PLAN 2      o  Payments for Life--Guaranteed Period - we make monthly
                         a payments for guaranteed period or the life of the
                         payee, whichever is longer.
   INCOME PLAN 3      o  Payments of a Fixed Amount - we make monthly payments
                         of a fixed amount until an amount equal to the proceeds
                         plus accrued interest has been paid.
   INCOME PLAN 4      o  Life Annuity--No Guaranteed Period - we make monthly
                         payments for the life of the payee.
   INCOME PLAN 5      o  Joint and Survivor - we make monthly payments as long
                         as one of two payees is alive.


Minimum guaranteed payments under any of these Income Plans are calculated with a minimum effective annual interest rate of 3%. In addition, minimum guaranteed payments under life Income Plans are based on the Annuity 2000 Table, with Projection Scale G, adjusted for age last birthday.


In addition to these Income Plans, other Income Plans may be available in the future or upon request.

If you or the Beneficiary do not select an Income Plan, we will make a lump-sum payment of the proceeds. We generally make this lump-sum payment to a special account retained by us. We provide the Beneficiary with a checkbook to access these funds from that special account.


The Income Plan selected and the time when the Income Plan is selected can affect the tax consequences to you or the Beneficiary. You should consult your tax advisor before selecting an Income Plan.

DELAY IN PAYMENT


We will generally send payments and loan proceeds to you within 7 days of the date we process your surrender, withdrawal or loan request. We may delay payments from a Sub-Account for any of the following reasons:


o You have made a premium payment by check that has not cleared the banking system.
o The New York Stock Exchange is closed on a day that it normally would be open.
o    Trading on the New York Stock Exchange is restricted.
o Because of an emergency, it is not reasonably practicable for the Sub-Accounts to sell securities or to fairly determine the value of their investments.
o The Securities and Exchange Commission permits us to postpone payments from the Sub-Accounts for your protection.

We may delay transfers from the Sub-Accounts for the same reasons.

We reserve the right to delay payments or transfers from the Fixed Account for up to 6 months or a shorter period if required by state law. We do not expect to delay payments from the Fixed Account and we will notify you if there will be a delay.

RIDER BENEFITS


Certain riders are automatically issued with your Policy, subject to certain issue age limits and underwriting requirements. There is no additional charge for these riders. These riders are:


o The ESTATE PROTECTION BENEFIT RIDER, which provides additional term insurance during the first four Policy Years in an amount equal to 125% of the Specified Amount of the Policy.


o The ESTATE TAX REPEAL RIDER, which provides a waiver of surrender charge on a full surrender during a one-year option period triggered by a full repeal of the federal estate tax being effective in 2011. You must meet certain minimum premium requirements in order to be eligible to exercise the option. Specific rider terms and conditions apply, and may vary by state. We may charge an administrative fee not to exceed $150 to process a request under this rider. We will waive the charge if the proceeds are used to purchase an annuity issued by Columbus Life or one of its affiliated life insurance companies.

o The ACCELERATED DEATH BENEFIT RIDER, or the ACCELERATED DEATH BENEFIT PLUS RIDER, if approved in your state. This rider gives you access to a portion of the Death Benefit of the Policy in the form of an advance after the death of the first Insured and after the second Insured has been diagnosed with a terminal illness, or under the Accelerated Death Benefit Plus Rider, after the second Insured has been diagnosed with a terminal illness or critical illness, or has been confined to a nursing home. Specific rider terms and conditions apply, and may vary by state. Interest will be charged on the amount of the advance, and we may charge an administrative fee not to exceed $150 per advance to process an advance.

There are a number of optional insurance benefits that may be available to you by rider for an additional cost. The availability of these riders may be limited by issue age and underwriting requirements. These riders are:

o The LAST SURVIVOR ADDITIONAL LIFE RIDER, which provides additional permanent insurance coverage (the "additional life rider specified amount") on the lives of the Insureds, at a lower cost than the coverage provided under the base Policy. The coverage under this rider will be included in the Net Amount at Risk for the Policy and will be charged a monthly cost of insurance charge. The current monthly cost of insurance charge rates for the portion of the Net Amount at Risk that is attributable to this rider may be different than the current monthly cost of insurance charge rates we charge for the base Policy coverage, but we guarantee the rates will never exceed the guaranteed maximum monthly cost of insurance charge rates shown in your Policy. We also charge a monthly per $1,000 charge for this rider not to exceed $0.03378 per $1,000 of additional life rider specified amount.

o The EXTENDED NO-LAPSE GUARANTEE RIDER, which provides a no-lapse guarantee that begins when the term no-lapse guarantee provision under the Policy ends. This no-lapse guarantee terminates on the day before the Policy Anniversary on which the younger Insured is or would have been age 100. The monthly cost for this rider will be $0.01 per thousand dollars of Specified Amount (plus any additional life rider specified amount), due on each Monthly Anniversary Day beginning when the term no-lapse guarantee under the Policy ends. This no-lapse guarantee will have a different minimum monthly premium than the term no-lapse guarantee under the Policy, and the minimum premium test will apply from the Policy Date. You may have to pay more premium to meet the lifetime no-lapse guarantee minimum premium test than you had to pay to meet the term no-lapse guarantee minimum premium test.

o The EXTENDED COVERAGE BENEFIT RIDER replaces the extended coverage provision in the Policy, so that on and after the Policy Anniversary on which the younger Insured is or would have been age 100, the amount of the Death Benefit will be equal to the greater of the Specified Amount (plus any additional life rider specified amount) or the Cash Surrender Value, less any Indebtedness. Under the base Policy, the extended coverage death benefit is equal to the Net Cash Surrender Value. The charge for this rider is due on each Monthly Anniversary Day during the ten Policy Years beginning with the Policy Anniversary the younger Insured is or would have been age 90 and ending with the day before the Policy Anniversary the younger Insured is or would have been age 100. The maximum cost per $1,000 of Specified Amount (plus any additional life rider specified amount) increases uniformly from $1.13 at attained age 90 to $11.25 at attained age
     99. Maximum costs assume an Account Value of $0. Actual monthly costs will be lower as the Account Value approaches Specified Amount (plus any additional life rider specified amount), at which point there would be no charge for the rider.

o The OTHER INSURED RIDER, which allows you to purchase term insurance on the life of a single Insured for a cost of insurance charge that depends on the age, sex and risk class of the other insured on the date the coverage is purchased. The maximum cost of insurance charge rate is $31.56 per $1,000 of the other insured benefit amount for a standard male tobacco user. The rate would be higher for a substandard rating. Other insured coverage terminates on the day before the Policy Anniversary on which the other insured is age 95. The rider includes a conversion privilege that is exercisable up to the earliest of: 1) the day before the Policy Anniversary on which the other insured is age 85; 2) 60 days after the death of the second Insured under the Policy; or 3) 60 days after the Policy Anniversary on which the younger Insured is or would have been age 100. This rider has a Target Premium associated with it.


Riders may not be available in all states and may be subject to age or other issue limitations. Please consult with your insurance agent/registered representative.

TAX STATUS OF POLICY

The Policy is intended to meet the definition of a "life insurance contract" under federal tax law. Therefore, the Death Proceeds should be fully excludable from the Beneficiary's gross income. In addition, any earnings on your investment in the Sub-Accounts should not be taxable to you while the Policy is in effect unless you withdraw some of your Account Value or surrender your Policy. Under certain circumstances, a loan may be treated as taxable income. We do not intend for this discussion to be tax advice. You should consult with your own tax advisor before purchasing a Policy. See the discussion of federal tax law in PART II for further information.

HOW TO CONTACT THE COMPANY AND TELEPHONE SECURITY PROCEDURES

We have established security procedures for telephone transactions, such as recording telephone calls. We may also require a personal identification number or other identifying information. We will not be liable for losses due to unauthorized or fraudulent telephone instructions if we follow reasonable security procedures and reasonably believe the instructions are genuine.


The Columbus Life Customer Service mailing address is P.O. Box 2850, Cincinnati, Ohio, 45201-2850. The toll-free telephone number is 1-800-677-9595.

CONFIRMATIONS AND STATEMENTS

We will send you confirmation statements of premium payments, loans, transfers and withdrawals as required by law. We will also send you periodic statements showing the value of your investments in the Sub-Accounts and the Fixed Account and listing all financial transactions made with respect to your Policy during that period.

If you have invested money in a Sub-Account, you will also receive semi-annual reports for the Fund in which the Sub-Account invests. These semi-annual reports will include a list of portfolio securities held by the underlying Fund.

POLICY CHANGES; CONTESTABILITY

We may make changes to the Policy in certain circumstances in order to comply with changes in the law. We may also adjust Policy values and/or proceeds if we discover there has been a misstatement in age or sex that resulted in us charging incorrect policy charges. We may contest the validity of coverage under a Policy, based on information provided in an application, within two years of the date the coverage became effective. (If you do not notify us of the death of the first Insured that occurred during the two-year period, the policy may remain contestable with respect to that Insured beyond the two-year period.) In some states, we may be able to contest, at any time, the validity of a Policy for fraud. We can deny a claim made under a Policy if the terms and conditions of the Policy are not satisfied.

CONVERSION; POLICY SPLIT OPTION


In most states, you may convert the policy to a fixed policy within the first two Policy Years, or within 60 days of the later of notification of a change in the investment policy of the Separate Account or the effective date of such change. In most states, we will transfer all of your Variable Account Value into the Fixed Account at no charge, and the Variable Account Options will no longer be available. Policy charges will continue to apply.


You may elect to split the Policy into two single life policies within 6 months of the date a final divorce decree of the Insureds has been in effect for 6 months or the date of a change in federal tax law resulting in a repeal of the unlimited marital deduction or a 50% reduction in the maximum tax bracket. The policy split option is subject to specific conditions of the policy. Further, if the new policies would not be treated as life insurance for federal tax purposes, we can refuse to issue the new policies. (See, TAX MATTERS.)

ASSIGNMENT OF POLICY

Generally, you may assign your Policy. We will not be bound by an assignment until we receive and record written notice of the assignment at the Columbus Life Variable Service Center, P.O. Box 2850, Cincinnati, Ohio 45201-2850. Your rights and the rights of your Beneficiary will be affected by an assignment. We are not responsible for the validity or any tax consequences of an assignment.

SUPPLEMENT A--TABLE OF DEATH BENEFIT FACTORS AND EXAMPLE OF DEATH BENEFIT CALCULATION


  YOUNGER INSURED'S                           YOUNGER INSURED'S
   AGE LAST POLICY       DEATH BENEFIT         AGE LAST POLICY     DEATH BENEFIT
     ANNIVERSARY            FACTOR               ANNIVERSARY           FACTOR

    1 through 40             2.50                    61                 1.28
         41                  2.43                    62                 1.26
         42                  2.36                    63                 1.24
         43                  2.29                    64                 1.22
         44                  2.22                    65                 1.20
         45                  2.15                    66                 1.19
         46                  2.09                    67                 1.18
         47                  2.03                    68                 1.17
         48                  1.97                    69                 1.16
         49                  1.91                    70                 1.15
         50                  1.85                    71                 1.13
         51                  1.78                    72                 1.11
         52                  1.71                    73                 1.09
         53                  1.64                    74                 1.07
         54                  1.57               75 through 90           1.05
         55                  1.50                    91                 1.04
         56                  1.46                    92                 1.03
         57                  1.42                    93                 1.02
         58                  1.38                    94                 1.01
         59                  1.34               95 or higher            1.00
         60                  1.30




                  OPTION 1                                     OPTION 2
                  --------                                     --------

Facts:
o The younger Insured is less than 40 years old (Applicable Death Benefit Factor = 2.50).
o    Your Policy's Specified Amount is $250,000.
o    You have never borrowed money from your Policy.
o    Your Account Value is $75,000.

Under Option 1, your Death Benefit would be   Under Option 2, your Death Benefit
the greater of $250,000 and $187,500          would be the greater of $325,000
($75,000 multiplied by 2.50).                 ($250,000 plus $75,000) and
                                              $187,500 ($75,000 multiplied
                                              by 2.50).
Therefore, your Death Benefit would be
$250,000.                                     Therefore, your Death Benefit
                                              would be $325,000.

SUPPLEMENT B--POLICY ILLUSTRATIONS

The following tables illustrate how the Death Benefits, Account Values and Net Cash Surrender Values of a Policy may vary over an extended period of time at certain ages, assuming hypothetical gross rates of investment return for the investment options equivalent to constant gross annual rates of 0% and 10%.

The hypothetical rates of investment return are for purposes of illustration only and should not be deemed a representation of past or future rates of investment return. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return and will depend on a number of factors including the investment allocations made by a Policy Owner. Also, values would be different from those shown if the gross annual investment returns averaged 0% and 10% over a period of years but fluctuated above and below those averages for individual Policy Years.


The tables assume that the Sub-Accounts are subject to a daily charge for Fund advisory fees and operating expenses equivalent to an annual rate of 0.93% of the average daily net assets. This annual expense ratio is the simple arithmetic average of the expense ratios of all available Funds underlying the Sub-Accounts for the last fiscal year (estimated for Funds beginning operations in 2000 or later) and is after application of current expense caps or expense reimbursement arrangements. The fees and expenses of each underlying Fund vary, and the total fees and expenses used in the above calculation ranged from an annual rate of 0.30% to an annual rate of 1.55% of average daily net assets. The illustrations assume that the average fees and expenses, and expense caps or expense reimbursement arrangements, will remain the same for all of the periods shown in the illustrations.


The hypothetical gross annual rates of investment return of 0% and 10%, when adjusted for the above daily charges, result in the following net effective annual rates of return: -0.93% and 8.98%, respectively.

The tables reflect the deduction of all applicable Policy charges and deductions at the guaranteed maximum rates described in this prospectus for the hypothetical Insured. The Net Cash Surrender Values illustrated in the tables also reflect the deduction of applicable Surrender Charges. The amounts shown are at the end of each Policy Year.

The hypothetical values shown in the tables do not reflect any charges for federal income taxes against Separate Account 1 since Columbus Life is not currently making such charges. However, such charges may be made in the future and, in that event, the gross annual investment rate of return would have to exceed 0% or 10% by an amount sufficient to cover tax charges in order to produce the Death Benefits, Account Values and Net Cash Surrender Values illustrated.


The tables illustrate the Policy values that would result based upon the hypothetical investment rates of return if premiums are paid as indicated, if all Net Premiums are allocated to the Sub-Accounts, if no Policy loans have been made and if Death Benefit Option 1 has been selected. The tables are also based on the assumptions that the Policy Owner has not requested a decrease in Specified Amount, that no withdrawals or transfers have been made and that the Policy Owner did not purchase the Last Survivor Additional Life Rider or any other rider.

For comparative purposes, the third column of each table of the illustrations shows the amount to which premiums would accumulate if an amount equal to those premiums were invested to earn interest at 5% compounded annually.


If actual variable account earnings over an extended period average out to one of the hypothetical gross investment returns shown here, and if all other assumptions continue unchanged, it does not mean the Policy will perform exactly as in these illustrations. This is because actual earnings will likely be sometimes higher and sometimes lower than the average, which will not give the same accumulated result as a constant rate every year.

- ------------------------------------------------------------------------- --------------------------------------------
Designed for:                                                             ILLUSTRATION #1
John Doe          and               Jane Doe                              GUARANTEED MAXIMUM CHARGES
Male Age: 35                        Female Age: 35                        Survivorship Variable Universal Life
Preferred - Tobacco Non-User                Preferred - Tobacco Non-User
- ------------------------------------------------------------------------- --------------------------------------------
Initial Death Benefit:  $250,000.00                                       Death Benefit Option:               1
Lump Sum:                           $0                                    Initial Premium:              $900.00

                                      Assuming Hypothetical Gross Investment Return of:
                                                       0.00%                       10.00%
                                                               Net Cash                    Net Cash
         Policy       Premium      Premiums       Account     Surrender       Account     Surrender
           Year        Outlay         at 5%         Value         Value         Value         Value
- ---------------- ------------- ------------- ------------- ------------- ------------- -------------


              1           900           945           498             0           561             0
              2           900         1,937           985             0         1,166             0
              3           900         2,979         1,462           198         1,818           554
              4           900         4,073         1,928           665         2,519         1,255
              5           900         5,222         2,383         1,120         3,274         2,010
              6           900         6,428         2,827         1,732         4,086         2,991
              7           900         7,694         3,260         2,333         4,960         4,033
              8           900         9,024         3,680         2,922         5,899         5,141
              9           900        10,420         4,087         3,498         6,908         6,318
             10           900        11,886         4,482         4,061         7,992         7,570
             15           900        20,392         6,325         6,325        14,840        14,840
             20           900        31,247         7,673         7,673        24,545        24,545
             25           900        45,102         7,981         7,981        37,897        37,897
             30           900        62,785         6,149         6,149        55,715        55,715
             35           900        85,353           0##           0##        78,122        78,122
             40           900       114,156                                   103,872       103,872
             45           900       150,917                                   127,946       127,946

         Age 70           900        85,353           0##           0##        78,122        78,122
       (Younger
       Insured)



- ------------------------------------------------------------------------- --------------------------------------------
Designed for:                                                             ILLUSTRATION #2
John Doe          and               Jane Doe                              GUARANTEED MAXIMUM CHARGES
Male Age: 55                        Female Age: 55                        Survivorship Variable Universal Life
Preferred - Tobacco Non-User                Preferred - Tobacco Non-User
- ------------------------------------------------------------------------- --------------------------------------------
Initial Death Benefit:  $250,000.00                                       Death Benefit Option:               1
Lump Sum:                           $0                                    Initial Premium:              $2,280.00

                                     Assuming Hypothetical Gross Investment Return of:
                                                       0.00%                       10.00%

                                                               NET CASH                    NET CASH
         POLICY       PREMIUM      PREMIUMS       ACCOUNT     SURRENDER       ACCOUNT     SURRENDER
           YEAR        OUTLAY         AT 5%         VALUE         VALUE         VALUE         VALUE
- ---------------- ------------- ------------- ------------- ------------- ------------- -------------

              1         2,280         2,394         1,626             0         1,806             0
              2         2,280         4,908         3,193             0         3,726           186
              3         2,280         7,547         4,696         1,156         5,762         2,222
              4         2,280        10,318         6,129         2,589         7,917         4,377
              5         2,280        13,228         7,485         3,945        10,191         6,651
              6         2,280        16,284         8,755         5,687        12,584         9,516
              7         2,280        19,492         9,925         7,329        15,092        12,496
              8         2,280        22,861        10,981         8,857        17,705        15,581
              9         2,280        26,398        11,899        10,247        20,411        18,759
             10         2,280        30,111        12,657        11,477        23,191        22,011
             15         2,280        51,659        13,272        13,272        37,802        37,802
             20         2,280        79,160         3,186         3,186        48,963        48,963
             25         2,280       114,259           0##           0##        39,730        39,730
             30         2,280       159,055                                       0##           0##
             35         2,280       216,227
             40         2,280       289,195
             45         2,280       382,322

         Age 70         2,280        51,659        13,272        13,272        37,802        37,802
       (Younger
       Insured)
         ##Additional premium is required to keep Policy in-force.



SUPPLEMENT C--TABLE OF COST OF INSURANCE CHARGE RATES

This table shows the guaranteed maximum monthly cost of insurance charge rates for a Policy without riders. The rates are second-to-die mortality calculations based on 1980 CSO Male and Female Non-Smoker Mortality Table. The rates assume both Insureds (one male, one female) are 35 years old on the Policy Date and both are in a standard or preferred underwriting class.


                   Maximum                           Maximum
    Policy         Monthly             Policy        Monthly
     Year            Rate               Year           Rate
- -------------------------------     -----------------------------

       1           0.000218              37          1.165261
       2           0.000704              38          1.382162
       3           0.001290              39          1.644706
       4           0.001994              40          1.955232
       5           0.002835              41          2.314046
       6           0.003872              42          2.719884
       7           0.005116              43          3.172405
       8           0.006578              44          3.675988
       9           0.008296              45          4.242808
      10           0.010298              46          4.890207
      11           0.012685              47          5.635466
      12           0.015473              48          6.495008
      13           0.018744              49          7.469626
      14           0.022562              50          8.549281
      15           0.027064              51          9.718583
      16           0.032426              52         10.964973
      17           0.038836              53         12.276905
      18           0.046590              54         13.647689
      19           0.055933              55         15.084223
      20           0.066905              56         16.596351
      21           0.079894              57         18.212082
      22           0.094910              58         19.985780
      23           0.111967              59         22.047309
      24           0.131617              60         24.688037
      25           0.154795              61         28.479741
      26           0.182363              62         34.519587
      27           0.215610              63         44.773062
      28           0.256523              64         61.987164
      29           0.306827              65         83.333333
      30           0.367045
      31           0.437833
      32           0.519450
      33           0.612301
      34           0.718142
      35           0.841382
      36           0.987923
- -------------------------------     -----------------------------

SUPPLEMENT D--TABLE OF SURRENDER CHARGE AMOUNTS


This table shows the guaranteed maximum surrender charges for a Policy with a Specified Amount of $250,000 and an initial annual Target Premium of $885, issued to two 35-year old Insureds, one male, one female, both of whom are in a preferred non-tobacco user risk class. For a Specified Amount greater than $250,000, the Surrender Charge amounts for these Insureds would be higher than those shown below. For Insureds in any other risk class, the Surrender Charge amounts for a Policy with a Specified Amount of $250,000 would be higher than those shown below.


    Policy Month             Amount                  Policy Month             Amount
- ---------------------------------------------     --------------------------------------------

        1-60              $1,263.75                       100                $702.06
         61               $1,249.68                       101                $688.07
         62               $1,235.69                       102                $674.00
         63               $1,221.63                       103                $659.93
         64               $1,207.56                       104                $645.94
         65               $1,193.57                       105                $631.88
         66               $1,179.50                       106                $617.81
         67               $1,165.43                       107                $603.82
         68               $1,151.44                       108                $589.75
         69               $1,137.38                       109                $575.68
         70               $1,123.31                       110                $561.69
         71               $1,109.32                       111                $547.63
         72               $1,095.25                       112                $533.56
         73               $1,081.18                       113                $519.57
         74               $1,067.19                       114                $505.50
         75               $1,053.13                       115                $491.43
         76               $1,039.06                       116                $477.44
         77               $1,025.07                       117                $463.38
         78               $1,011.00                       118                $449.31
         79                 $996.93                       119                $435.32
         80                 $982.94                       120                $421.25
         81                 $968.88                       121                $403.73
         82                 $954.81                       122                $386.12
         83                 $940.82                       123                $368.59
         84                 $926.75                       124                $351.07
         85                 $912.68                       125                $333.46
         86                 $898.69                       126                $315.94
         87                 $884.63                       127                $298.41
         88                 $870.56                       128                $280.81
         89                 $856.57                       129                $263.28
         90                 $842.50                       130                $245.76
         91                 $828.43                       131                $228.15
         92                 $814.44                       132                $210.63
         93                 $800.38                       133                $193.10
         94                 $786.31                       134                $175.49
         95                 $772.32                       135                $157.97
         96                 $758.25                       136                $140.44
         97                 $744.18                       137                $122.84
         98                 $730.19                       138                $105.31
         99                 $716.13                       139                 $87.79
                                                          140                 $70.18
                                                          141                 $52.66
                                                          142                 $35.13
                                                          143                 $17.52
                                                          144                  $0.00
                                                      145 or more              $0.00

A policy month begins on a Monthly Anniversary Day and ends on the day before the Monthly Anniversary Day in the next calendar month. Policy month 1 begins on the Policy Date.

SUPPLEMENT E--GLOSSARY

ACCOUNT VALUE                   The sum of the values of your interest in
                                each Sub-Account, the value of your interest in the Fixed Account and the value of your Loan
                                Account.

ACCUMULATION UNIT               A unit of measure used to calculate a Policy
                                Owner's share of a Sub-Account.

ACCUMULATION UNIT VALUE         The dollar value of an Accumulation Unit
                                in a Sub-Account.

BENEFICIARY                     The person or persons you have named to receive
                                the Death Proceeds when the Insured dies.

CASH SURRENDER VALUE            The Account Value minus any Surrender Charge.

COLUMBUS LIFE, WE, US AND OUR   Columbus Life Insurance Company.

DEATH BENEFIT                   The amount we will pay to the
                                Beneficiary under the base Policy when we receive proof that both Insureds died while this Policy was in force.

DEATH PROCEEDS The Death Benefit plus any insurance on the life of the second Insured to die provided by riders, excluding any rider that includes its own beneficiary designation.

FIXED ACCOUNT                   An investment option that credits a fixed rate
                                of interest.

FUND A Fund is a series of a registered management investment company. Each
                                Sub-Account invests in a Fund that has the same investment objective as the Sub-Account.

INDEBTEDNESS                    The sum of your outstanding Policy loans plus
                                accrued and unpaid interest on the loans.

INSURED Either of the persons on whose life we provide insurance coverage under your Policy.

LOAN ACCOUNT                    The portion of your Account Value that is
                                collateral for your loans.

MINIMUM ISSUE LIMIT             The minimum amount of insurance you must
                                purchase under the base Policy. No
                                change to the Policy can be made that would reduce your Specified Amount below $250,000.

MONTHLY ANNIVERSARY DAY         The day each month on which we deduct the
                                Monthly Policy Charges. This is the same date each month as the Policy Date, so long as that date falls on a Valuation Date. If that date does not fall on a Valuation Date, the next
                                Valuation Date will be the Monthly Anniversary
                                Day for that month, but the date of the regular
                                Monthly Anniversary Day will not change. The initial Monthly Anniversary Day is the Policy
                                Date. Any charges deducted or values or amounts determined on or as of a Monthly
                                Anniversary Day will be processed at
                                the end of the Valuation Period in which the Monthly Anniversary Day occurs.

MONTHLY POLICY CHARGES          The per policy charge, the per $1,000 charge,
                                the cost of insurance charge, rider cost of insurance charges, and the mortality and expense risk charge.

NET AMOUNT AT RISK              The amount of the Death Benefit for which we are
                                at risk.  The Net Amount at Risk on any Monthly
                                Anniversary Day is equal to:

                                (1)     The Death Benefit plus Indebtedness,
                                        divided by 1.0024663; minus
                                (2)     The Account Value after deduction of
                                        Monthly Policy Charges, other
                                        than the Cost of Insurance Charge, on
                                        that Monthly Anniversary Day.

NET CASH SURRENDER VALUE        Your Account Value minus any Surrender Charge
                                and any Indebtedness.

NET PREMIUMS                    The amount of premium payment you paid less the
                                premium expense charge and the state tax charge.

OWNER The person or persons who have all rights under your Policy. If there are joint Owners, both must consent in writing to the exercise of any right under the Policy.

POLICY The Survivorship Variable Universal Life Insurance Policy issued by Columbus Life, including the application and any amendments, any supplemental application, riders or endorsements.

POLICY ANNIVERSARY              The same date each year as the Policy Date.


POLICY DATE                     The date from which the Policy months, years
                                and anniversaries are measured. This is also the date we issue the Policy.


POLICY YEAR                     A year that starts on your Policy Date or your
                                Policy Anniversary.

PREMIUM CHARGES                 The premium expense charge and the state tax
                                charge.

SEPARATE ACCOUNT 1              Columbus Life Insurance Company Separate
                                Account 1.

SPECIFIED AMOUNT                The amount of insurance coverage provided by
                                your Policy.

SUB-ACCOUNT                     A division of Separate Account 1. Each
                                Sub-Account invests in a different Fund.

SURRENDER CHARGE                An amount that may be deducted from your Account
                                Value if your Policy is surrendered or
                                terminates when a grace period ends without sufficient premium or loan repayment being paid to keep the Policy in force.

TARGET PREMIUM                  A level of premium for a Policy Year
                                that we use to determine the premium expense charge rates applicable to each premium payment, and to determine the Surrender Charge amounts.

VALUATION DATE                  Any day on which the New York Stock Exchange
                                is open for trading.

VALUATION PERIOD                A period beginning with the close of business
                                on the New York Stock Exchange on one Valuation
                                Date and ending at the close of business on the New York Stock Exchange on the next Valuation
                                Date.


VARIABLE ACCOUNT                The portion of your Account Value that is
                                invested in the Sub-Accounts.

                                     PART II

THE INVESTMENT OPTIONS

Fixed Account

Amounts invested in the Fixed Account will earn a fixed rate of interest. We guarantee that this interest rate will never be less than an effective annual rate of at least 3%. We may, but are not required to, credit interest in excess of this rate.

Amounts invested in the Fixed Account become part of Columbus Life's general account assets. The general account contains all of Columbus Life's assets other than those in Columbus Life separate accounts. General account assets support Columbus Life's annuity and insurance obligations and are subject to general liabilities of Columbus Life.

The Sub-Accounts and the Funds

Each Sub-Account is invested in shares of an underlying Fund. The investment objective of each Fund and the investment advisor for each Fund are listed below. The Fund advisors and sub-advisors do not guarantee that the Funds will meet their investment objectives. MORE COMPLETE INFORMATION ABOUT EACH FUND, INCLUDING INFORMATION ABOUT ITS RISKS, PERFORMANCE AND OTHER INVESTMENT STRATEGIES, IS INCLUDED IN THE PROSPECTUS OF THE FUND. PLEASE READ EACH PROSPECTUS CAREFULLY BEFORE YOU PURCHASE A POLICY OR MAKE OTHER DECISIONS ABOUT YOUR INVESTMENT OPTIONS.

Touchstone Advisors, Inc., Todd Investment Advisors, Inc., and Fort Washington Investment Advisors, Inc. are affiliates of Columbus Life. Touchstone Variable Series Trust and The Legends Fund, Inc. are also affiliates of Columbus Life.


                                 DEUTSCHE ASSET
                              MANAGEMENT VIT FUNDS
                                    Advisor:
                         Deutsche Asset Management, Inc.
                        --------------------------------

DEUTSCHE VIT EAFE(R) EQUITY INDEX FUND
The Fund seeks to replicate, as closely as possible, before deduction of expenses, the performance of the Morgan Stanley Capital International (MSCI) EAFE(R) Index (EAFE(R) Index) which emphasizes stocks of companies in major markets in Europe, Australia and the Far East.

DEUTSCHE VIT EQUITY 500 INDEX FUND
The Fund seeks to match, as closely as possible, before expenses, the performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), which emphasizes stocks in large U.S. companies.

DEUTSCHE VIT SMALL CAP INDEX FUND
The Fund seeks to match, as closely as possible, before expenses, the performance of the Russell 2000 Small Stock Index (the Russell 2000 Index), which emphasizes stocks of small U.S. companies.


                                   JANUS ASPEN
                                     SERIES
                                    Advisor:
                            Janus Capital Corporation
                  --------------------------------------------

JANUS ASPEN AGGRESSIVE GROWTH PORTFOLIO - SERVICE SHARES
The Fund seeks long-term growth of capital.

JANUS ASPEN CAPITAL APPRECIATION PORTFOLIO - SERVICE SHARES
The Fund seeks long-term growth of capital.

JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO - SERVICE SHARES
The Funds seeks long-term growth of capital in a manner consistent with the preservation of capital.

                             THE LEGENDS FUND, INC.
                                    Advisor:
                            Touchstone Advisors, Inc.
                  --------------------------------------------

LEGENDS HARRIS BRETALL SULLIVAN & SMITH EQUITY GROWTH PORTFOLIO
Sub-Advisor: Harris Bretall Sullivan & Smith LLC
The Portfolio seeks long-term capital growth.

LEGENDS THIRD AVENUE VALUE PORTFOLIO
Sub-Advisor: EQSF Advisers, Inc.
The Portfolio seeks long-term capital appreciation.

LEGENDS GABELLI LARGE CAP VALUE PORTFOLIO
Sub-Advisor: Gabelli Asset Management Company
The Portfolio seeks long-term capital appreciation.

LEGENDS BARON SMALL CAP PORTFOLIO
Sub-Advisor: BAMCO, Inc.
The Portfolio seeks long-term capital appreciation.



                  FIDELITY(R) VARIABLE INSURANCE PRODUCTS FUNDS
                                    Advisor:
                     Fidelity Management & Research Company
                  --------------------------------------------

FIDELITY(R) VIP EQUITY-INCOME PORTFOLIO - SERVICE CLASS 2
The Portfolio seeks reasonable income and will consider the potential for capital appreciation. The Portfolio seeks a yield that exceeds the composite yield on the securities comprising the S&P 500.

FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO - SERVICE CLASS 2
The Portfolio seeks long-term capital appreciation.

FIDELITY(R) VIP GROWTH & INCOME PORTFOLIO - SERVICE CLASS 2
The Portfolio seeks a high total return through a combination of current income and capital appreciation.

FIDELITY(R) VIP GROWTH PORTFOLIO - SERVICE CLASS 2
The Portfolio seeks to achieve capital appreciation.

FIDELITY(R) VIP ASSET MANAGERSM PORTFOLIO - SERVICE CLASS 2
The Portfolio seeks to obtain high total return with reduced risk over the long-term by allocating its assets among stocks, bonds and short-term instruments.

FIDELITY(R) VIP BALANCED PORTFOLIO - SERVICE CLASS 2
The Portfolio seeks both income and growth of capital.

FIDELITY(R) VIP MID CAP PORTFOLIO - SERVICE CLASS 2
The Portfolio seeks long-term growth of capital.

FIDELITY(R) VIP MONEY MARKET PORTFOLIO - INITIAL CLASS
The Portfolio seeks a high level of current income as is consistent with preservation of capital and liquidity.


                                OPPENHEIMER FUNDS
                                    Advisor:
                              OppenheimerFunds, Inc
                  --------------------------------------------

 OPPENHEIMER INTERNATIONAL GROWTH FUND/VA - SERVICE CLASS
(A Series of Panorama Series Fund, Inc.)
The Fund seeks long-term growth of capital.

OPPENHEIMER AGGRESSIVE GROWTH FUND/VA - SERVICE CLASS (A
Series of Oppenheimer Variable Account Funds) The Fund seeks capital appreciation by investing in "growth-type companies."

OPPENHEIMER STRATEGIC BOND FUND/VA - SERVICE
CLASS (A Series of Oppenheimer Variable Account Funds) The
Fund seeks a high level of current income principally derived from interest on debt securities and seeks to enhance that income by writing covered call options on debt securities.

                       MFS(R) VARIABLE INSURANCE TRUST(SM)
                                    Advisor:
                    Massachusetts Financial Services Company
                  --------------------------------------------


MFS(R) CAPITAL OPPORTUNITIES SERIES - SERVICE CLASS
The Series seeks capital appreciation.

MFS(R) EMERGING GROWTH SERIES - SERVICE CLASS
The Series seeks to provide long-term growth of capital.

MFS(R) MID CAP GROWTH SERIES - SERVICE CLASS
The Series' investment objective is long-term growth of capital.

MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS
The Series' investment objective is capital appreciation.


                        TOUCHSTONE VARIABLE SERIES TRUST
                                    Advisor:
                            Touchstone Advisors, Inc
                  --------------------------------------------


TOUCHSTONE EMERGING GROWTH FUND
Sub-Advisors: TCW Investment Management Company; Westfield
Capital Management Company, Inc. The Fund seeks to increase the value of its shares as a primary goal and to earn income as a secondary goal.

TOUCHSTONE SMALL CAP VALUE FUND
Sub-Advisor: Todd Investment Advisors, Inc.
The Fund seeks long-term growth of capital.

TOUCHSTONE GROWTH/VALUE FUND
Sub-Advisor: Mastrapasqua & Associates, Inc.
The Fund seeks long-term capital appreciation primarily through equity investments in companies whose valuation may not reflect the prospects for accelerated earnings/cash flow growth.

TOUCHSTONE EQUITY FUND
Sub-Advisor: Fort Washington Investment Advisors, Inc.
The Fund seeks long-term growth of capital by investing primarily in growth-oriented stocks.

TOUCHSTONE ENHANCED 30 FUND
Sub-Advisor: Todd Investment Advisors, Inc.
The Fund seeks to achieve a total return which is higher than the total return of the Dow Jones Industrial Average (DJIA).

TOUCHSTONE VALUE PLUS FUND
Sub-Advisor: Fort Washington Investment Advisors, Inc.
The Fund seeks to increase the value of its shares over the long-term.

TOUCHSTONE HIGH YIELD FUND
Sub-Advisor: Fort Washington Investment Advisors, Inc.
The Fund seeks to achieve a high level of current income as its main goal with capital appreciation as a secondary goal.

TOUCHSTONE BOND FUND
Sub-Advisor: Fort Washington Investment Advisors, Inc.
The Fund seeks to provide a high level of current income as is consistent with the preservation of capital.

TOUCHSTONE STANDBY INCOME FUND
Sub-Advisor: Fort Washington Investment Advisors, Inc.
The Fund seeks to provide a higher level of current income than a money market fund, while also seeking to prevent large fluctuations in the value of investments by separate accounts. The Fund does not try to keep a constant $1.00 per share net asset value.


Service Providers

The key service providers to each family of Funds in which the Sub-Accounts invest are indicated below:

- ----------------------------------------------------------------------------------------------------------------------
                 DEUTSCHE ASSET MANAGEMENT VIT FUNDS (DEUTSCHE)
                Advisor                                Custodian                             Distributor
                -------                                ---------                             -----------
Deutsche Asset Management, Inc.          Bankers Trust Company                  Provident Distributors, Inc.
130 Liberty Street                       130 Liberty Street                     Four Falls Corporate Center
New York, NY 10006                       New York, NY 10006                     West Conshohocken, PA 19428

            FIDELITY(R) VARIABLE INSURANCE PRODUCTS FUNDS (FIDELITY)
                Advisor                                Custodian                             Distributor
                -------                                ---------                             -----------
Fidelity Management & Research Company   The Bank of New York                   Fidelity Distributors Corporation
82 Devonshire Street                     110 Washington Street                  82 Devonshire Street
Boston, MA 02109                         New York, NY 10006                     Boston, MA 02109

                                         The Chase Manhattan Bank
                                         1 Chase Manhattan Plaza
                                         New York, NY 10006

                                         Brown Brothers Harriman & Co.
                                         40 Water Street
                                         Boston, MA 02109

                           JANUS ASPEN SERIES (JANUS)
                Advisor                                Custodian                             Distributor
                -------                                ---------                             -----------
100 Fillmore Street                      P.O. Box 0351                          100 Fillmore Street
Denver, CO 80206-4928                    Boston, MA 02117                       Denver, CO 80206-4928

                        THE LEGENDS FUND, INC. (LEGENDS)
                Advisor                                Custodian                             Distributor
                -------                                ---------                             -----------
Touchstone Advisors, Inc.                State Street KC                        Touchstone Securities, Inc.
221 East Fourth Street, Suite 300        801 Pennsylvania                       221 East Fourth Street, Suite 300
Cincinnati, OH 45202                     Kansas City, MO 64105                  Cincinnati, OH 45202

                     MFS(R) VARIABLE INSURANCE TRUSTSM (MFS)
                Advisor                                Custodian                             Distributor
                -------                                ---------                             -----------
Massachusetts Financial Services         State Street Bank and Trust Company     MFS Fund Distributors, Inc.
Company                                  225 Franklin Street                     500 Boyleston Street
500 Boyleston Street                     Boston, MA 02110                        Boston, MA 02116
Boston, MA 02116

                      OPPENHEIMER VARIABLE ACCOUNT FUNDS &
             OPPENHEIMER'S PANORAMA SERIES FUND, INC. (OPPENHEIMER)
                Advisor                                Custodian                             Distributor
                -------                                ---------                             -----------
OppenheimerFunds, Inc.                   The Bank of New York                   OppenheimerFunds Distributor, Inc.
Two World Trade Center                   90 Washington Street                   P.O. Box 5270
New York, NY 10048-0203                  New York, NY 10006                     Denver, CO 80217

                TOUCHSTONE VARIABLE INSURANCE TRUST (TOUCHSTONE)
                Advisor                                Custodian                             Distributor
                -------                                ---------                             -----------
Touchstone Advisors, Inc.                Investors Bank & Trust Company         Touchstone Securities, Inc.
221 East Fourth Street, Suite 300        200 Clarendon Street                   221 East Fourth Street, Suite 300
Cincinnati, OH 45202                     Boston, MA 02116                       Cincinnati, OH 45202
- ---------------------------------------- -------------------------------------- --------------------------------------

Special Considerations Regarding the Sub-Accounts

The above Deutsche, Fidelity, Janus, MFS and Oppenheimer Funds offer shares to Separate Account 1 and other separate accounts of unaffiliated life insurance companies to fund benefits under variable annuity contracts and variable life insurance policies, and may also offer shares to certain qualified plans. Touchstone and Legends offer shares to the separate accounts of affiliated life insurance companies to fund benefits under variable life insurance policies and variable annuity contracts. We do not foresee any disadvantage to you arising out of these arrangements. Nevertheless, differences in treatment under tax and other laws, as well as other considerations, could cause the interests of various purchasers of contracts and policies to conflict. For example, violation of the federal tax laws by one separate account investing in a Fund could cause the contracts or policies funded through another separate account to lose their tax-deferred status, unless remedial action were taken.

If a material irreconcilable conflict arises between separate accounts, a separate account may be required to withdraw its investment in a Fund. If it becomes necessary for a separate account to replace its shares of a Fund with another investment, the Fund may have to liquidate portfolio securities on a disadvantageous basis. At the same time, the Funds are subject to conditions imposed by the Securities and Exchange Commission that are designed to prevent or remedy any conflict of interest. These conditions require the Board of Trustees of each Fund to monitor events in order to identify any material irreconcilable conflict that may possibly arise and to determine what action, if any, should be taken to remedy or eliminate the conflict.

The Funds underlying the Sub-Accounts may reserve the right to reject trades by Separate Account 1 in a Fund's shares if in the Fund's opinion, the trade would disrupt the management of the Fund. Such action would be taken only in extraordinary situations, such as where excessive market timing activity is taking place. In the event a Fund rejects a trade, we may not be able to immediately honor a purchase, transfer, withdrawal or loan request.

A Fund may have a name and/or investment objective that is very similar to the name of a publicly available mutual fund managed by the same advisor or sub-advisor. The Funds in which the Sub-Accounts invest are not publicly available and will not have the same performance as those publicly available mutual funds. Different performance will result from differences in various factors that affect the operation of a Fund, such as implementation of investment policies, Fund expenses and the size of the Fund. In addition, the investment return of your Policy will be less than the investment return of Funds you select because you will pay policy charges.

We may enter into certain arrangements under which Columbus Life or Touchstone Securities, Inc. is reimbursed by the Funds' advisors, distributors and/or affiliates for administrative services Columbus Life and Touchstone Securities provide to the Funds.

Addition, Deletion or Combination of Sub-Accounts

We may add, delete or combine Sub-Accounts. New Sub-Accounts will invest in Funds we consider suitable. We may also substitute a new Fund or similar investment option for the Fund in which a Sub-Account invests. We would make a substitution to ensure the underlying Fund continues to be a suitable investment. A substitution may be triggered by unsatisfactory investment performance, a change in laws or regulations, a change in the Fund's investment strategies or restrictions, a change in the availability of the Fund for investment, or any other reason. Before any substitution, we will obtain any required approvals, including approval from the SEC or from Policy Owners.

VALUATION OF YOUR INVESTMENT

Fixed Account

At any time, the value of your interest in the Fixed Account is equal to:

(1)  the sum of all Net Premiums allocated to the Fixed Account; plus
(2) all amounts transferred from the Variable Account or the Loan Account to the Fixed Account; plus
(3)  interest credited to the Fixed Account; minus
(4) all amounts transferred from the Fixed Account to the Variable Account or the Loan Account; minus
(5) all amounts withdrawn from the Fixed Account for charges, deductions or withdrawals.

Sub-Accounts

The value of your interest in a Sub-Account is measured in Accumulation Units. An Accumulation Unit is an accounting unit of measure. It is similar to a share of a mutual fund. The value of an Accumulation Unit varies from day to day depending on the investment performance of the Fund in which the Sub-Account is invested and the expenses of the Sub-Account.

The Accumulation Unit Value of each Sub-Account is calculated at the end of each Valuation Period. The value of an Accumulation Unit at the close of any Valuation Period is determined for each Sub-Account by multiplying the Accumulation Unit Value of the Sub-Account at the close of the immediately preceding Valuation Period by the "Net Investment Factor" (described below). Depending upon investment performance of the underlying Fund in which the Sub-Account is invested, the Accumulation Unit Value may increase or decrease.

The Net Investment Factor for each Sub-Account for any Valuation Period is determined by dividing (a) by (b), where:

         (a) equals:       (1) the net asset value per share of the underlying
                           Fund at the end of the current Valuation Period, plus

                           (2) the per share amount of any dividend or capital gain distribution made by the underlying Fund on shares held in the Sub-Account if the "ex-dividend" date occurs during the current Valuation Period, plus or minus

                           (3) a per share charge or credit for any taxes reserved, which are determined by Columbus Life to have resulted from the investment operations of the Sub-Account during the current Valuation Period;

         (b) is the net asset value per share of the underlying Fund determined at the end of the immediately preceding Valuation Period.

Loan Account

At any time, the value of your Loan Account is equal to:

(1)  the sum of all collateral allocated to the Loan Account; plus
(2)  interest credited to the Loan Account; minus
(3) all amounts transferred from the Loan Account to the Sub-Accounts or the Fixed Account.

COLUMBUS LIFE INSURANCE COMPANY

Columbus Life Insurance Company (Columbus Life) is a stock life insurance company organized under the laws of the State of Ohio on September 8, 1986. It is a wholly-owned subsidiary of The Western and Southern Life Insurance Company (WSLIC), a stock life insurance company organized under the laws of the State of Ohio on February 23, 1888, which is a wholly-owned subsidiary of Western-Southern Mutual Holding Company, a mutual holding company organized under the laws of the State of Ohio on September 19, 2000. Columbus Life issues insurance and annuity contracts and is located at 400 East Fourth Street, Cincinnati, Ohio 45202. Columbus Life is subject to supervision by the department of insurance of the various states in which it is licensed to transact business.

Investments allocated to the Fixed Account are held in Columbus Life's general account along with Columbus Life's other assets. The interests of the Fixed Account have not been registered under the Securities Act of 1933 and Columbus Life's general account has not been registered as an investment company under the Investment Company Act of 1940. As a result, the staff of the Securities and Exchange Commission has not reviewed the information in this prospectus about the Fixed Account. Disclosures regarding the Fixed Account may, however, be subject to certain general provisions of the federal securities laws relating to the accuracy and completeness of statements made in a prospectus.

Because of state insurance law requirements, Columbus Life maintains reserves to cover its obligations under the Policies. The assets of Separate Account 1 attributable to the Policies make up a part of these reserves. Although these reserves support the Policies, Policy Owners have no ownership interest in these reserves and any excess reserves will be for the benefit of Columbus Life and not the Policy Owners. The general account of Columbus Life is available to satisfy Columbus Life's obligations under the Policies.

Directors of Columbus Life

Columbus Life is managed by its Board of Directors, 4 of whom are also officers of Columbus Life or WSLIC. Each Director's principal business address is 400 East Fourth Street, Cincinnati, Ohio 45202, unless otherwise noted. The following persons serve as directors of Columbus Life:

Name                 Principal Occupation (Past 5 years)
- ----                 -----------------------------------
William J. Williams  Chairman of the Board of Columbus Life since 1989;
                     Chairman of the Board of WSLIC and Western-Southern Life
                     Assurance Company (WSLAC) since 1989; Chief Executive
                     Officer of WSLIC and WSLAC 1989-1994.

John F. Barrett      Vice-Chairman of the Board of Columbus Life since 1987;
                     Chief Executive Officer of WSLIC and WSLAC since 1994;
                     President of WSLIC and WSLAC since 1989; Chief Operating
                     Officer of WSLIC and WSLAC 1989-1994.

Lawrence L. Grypp    President and Chief Executive Officer of Columbus Life
                     since 1999; President and Chief Executive Officer of Summit
                     Financial Resources, Inc. 1998-1999; Executive Vice
                     President of Massachusetts Mutual Life Insurance Company
                     1976-1996.

James N. Clark       Executive Vice President and Secretary of WSLIC and WSLAC
                     since 1997; Executive Vice President, Secretary and
                     Treasurer of WSLIC and WSLAC 1996-1997; Executive Vice
                     President and Treasurer of WSLIC and WSLAC 1994-1996.

Paul H. Amato        Retired President and Chief Executive Officer of
                     Columbus Life. 6216 Whileaway Drive, Loveland, Ohio 45140.

Ralph E. Waldo       Retired President and Chief Executive Officer of
                     Columbus Life. 3974 Patricia Drive, Columbus, Ohio 43220.

Officers of Columbus Life (other than directors)

The senior officers of Columbus Life, other than the directors named above, and the officers responsible for the variable life operations are described below. Each officer's principal business address is 400 East Fourth Street, Cincinnati, Ohio 45202, unless otherwise noted.

Name                 Principal Occupation (Past 5 years)
- ----                 -----------------------------------

Clint D. Gibler      Senior Vice President and Chief Information Officer of
                     Columbus Life, WSLIC and WSLAC since 2000; Vice President of Technology of Columbus Life, WSLIC and WSLAC 1996-2000.

Nora E. Moushey      Senior Vice President and Chief Actuary of Columbus Life,
                     WSLIC and WSLAC since 1999; Senior Vice President of
                     Products and Financial Management of Columbus Life
                     1993-1998.

James M. Teeters     Senior Vice President of Insurance Operations of
                     Columbus Life, WSLIC and WSLAC since 1999; Senior Vice
                     President of Administration of Columbus Life 1991-1999;
                     Senior Vice President of Administration of WSLIC and WSLAC
                     1998-1999.

Robert L. Walker     Senior Vice President and Chief Financial Officer of
                     Columbus Life, WSLIC and WSLAC since 1998; Chief Financial
                     Officer of National Data Corporation 1997-1998; Senior Vice
                     President and Chief Financial Officer of Providian
                     Corporation 1993-1997.

Mark A. Wilkerson    Senior Vice President and Chief Marketing Officer of
                     Columbus Life since 1990.

William F. Ledwin    Vice President of Chief Investment Officer of
                     Columbus Life since 1987; Senior Vice President and Chief
                     Investment Officer of WSLIC and WSLAC since 1989; President of Fort Washington Investment Advisors, Inc. since 1990.

Thomas D. Holdridge  Vice President of Underwriting of Columbus Life since 1980.

Donald J. Wuebbling  Vice President and Secretary of Columbus Life since 1987;
                     Senior Vice President and General Counsel of WSLIC and WSLAC since 1999; Vice President and General Counsel of WSLIC and WSLAC 1988-1999.


Edward S. Heenan     Senior Vice President and Comptroller of Columbus Life,
                     WSLIC and WSLAC since 1987.


James  J. Vance      Vice President and Treasurer of Columbus Life, WSLIC and
                     WSLAC since 1999; Treasurer of Columbus Life, WSLIC and
                     WSLAC 1997-1999; Assistant Treasurer of WSLIC and WSLAC
                     1995-1997.

Charles W. Wood, Jr. Vice President of Sales and Marketing of Columbus Life
                     since 1999; Vice President of Marketing Support of Columbus Life 1998-1999; Regional Vice President of Sales of Ameritas Life Insurance Company 1996-1998.

Mario J. San Marco   Vice President of Columbus Life since 1992; Vice President of WSLIC and WSLAC since 1988.

Donna  N. Schenk     Vice President of Columbus Life since 2000; Assistant Vice
                     President, Agency Administration of Columbus Life 1996 -
                     2000.

The directors, officers and employees of Columbus Life and Touchstone Securities are bonded in the amount of $12,500,000 by a Financial Institutions Blanket Bond, for dishonest, fraudulent, or criminal acts, wherever committed, and whether committed alone or in collusion with others.

SEPARATE ACCOUNT 1

Columbus Life established Columbus Life Separate Account 1 (Separate Account 1) under Ohio law on September 10, 1998. Separate Account 1 is registered with the SEC as a unit investment trust. We may operate Separate Account 1 as a management investment company or any other form permitted by law. We may also deregister Separate Account 1 if registration with the SEC is no longer required.

Separate Account 1 holds the investments allocated to the Sub-Accounts by the Owners of the Policies. It may also hold assets for the benefit of owners of certain other variable universal life insurance policies that it issues. Separate Account 1 invests the assets of each Sub-Account in an underlying Fund.

Each Sub-Account buys shares of a Fund at net asset value without a sales charge. Dividends and capital gains distributions from a Fund are reinvested at net asset value without a sales charge and held by the Sub-Account as an asset. Each Sub-Account redeems Fund shares at net asset value to the extent necessary to make payment of Death Proceeds or other payments under the Policy.

We own Separate Account 1's assets but we separate Separate Account 1's assets from our general account assets and the assets of our other separate accounts. Liabilities from other businesses we conduct will not be charged to Separate Account 1's assets. We hold Separate Account 1's assets exclusively for the benefit of Owners and beneficiaries of the Policies and any other variable life insurance policies supported by Separate Account 1. We are obligated to pay all benefits provided under the Policies.

The income, capital gains and capital losses of each Sub-Account are credited to or charged against the assets of the Sub-Account without regard to the income, capital gains and capital losses of any other Sub-Account or Columbus Life.

Performance Information

We may include performance information for the Sub-Accounts in advertisements, sales literature and reports to Policy Owners or prospective owners.

We may report performance information in any manner permitted under applicable law. For example, we may report total returns and average annual total returns for the Funds and the Sub-Accounts or present performance information as a change in a hypothetical Policy Owner's Account Value or Death Benefit. The performance information may cover various periods of time, including periods beginning with the start of operations of a Sub-Account or the Fund in which it invests. Performance information may not reflect the deduction of all charges applicable to a particular Policy. For example, performance information may not reflect the deduction of the cost of insurance charge because of the individual nature of this charge. If all charges applicable to a particular Policy were included, performance would be reduced.

You can request a personalized illustration that shows the performance of a hypothetical Policy. The illustration will be based on the hypothetical investment return that you request. The Net Cash Surrender Value provided in the illustration will assume all Fund charges and expenses, all Separate Account 1 charges and all Policy charges are deducted. The Account Value provided in the illustration will assume all charges except the Surrender Charge are deducted. Your Policy's actual investment performance may not be the same as the performance of the hypothetical Policy shown in the illustration. You should not consider any performance information to be an estimate or guarantee of future performance.

We may also compare the performance of a Sub-Account to the performance of other separate accounts or investments as listed in rankings prepared by independent organizations that monitor the performance of separate accounts and other investments. We may also include evaluations of the Sub-Accounts published by nationally recognized ranking services or nationally recognized financial publications.

Voting Rights

Because each Sub-Account invests in a corresponding Fund, Columbus Life is entitled to vote at any meeting of the Fund's shareholders. Columbus Life, on behalf of Separate Account 1, votes the shares of a Fund that are held by a Sub-Account according to the instructions of Policy Owners who have an interest in that Sub-Account on the record date.

If you are entitled to vote, we will ask you for voting instructions at least 14 days before the shareholder meeting. Your voting instructions will apply to a specific number of Fund shares. We will calculate this number by determining the percentage of the Sub-Account that you own and applying this percentage to the total number of Fund shares that the Sub-Account owns.

If we do not receive voting instructions from you, we will vote the shares for which you are entitled to provide instructions in the same proportion as the voting instructions received from Policy Owners who provide instructions. If Columbus Life itself is entitled to vote at the shareholders meeting, it will vote its shares in the same manner.

We may not ask the Policy Owners for voting instructions if the applicable rules and regulations change and permit us to vote the shares of the Fund. We may also change the manner in which we calculate the number of shares for which you can provide voting instructions if the applicable rules and regulations change.

We may disregard the voting instructions of Policy Owners under certain circumstances and state insurance regulators may require us to disregard these instructions under certain circumstances. If we disregard the voting instructions we receive, we will include a summary of our actions in our next report to you.

DISTRIBUTION OF THE POLICIES

Touchstone Securities, Inc. (TSI) is the sole distributor of the Policies. TSI is a wholly-owned subsidiary of WSLAC. TSI is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD) and Securities Investor Protection Corporation (SIPC). The Policy will be sold by registered representatives of TSI who are also licensed as insurance agents and appointed with Columbus Life. The Policy may be offered through other broker-dealers who have entered into agreements with TSI.

Registered representatives may be paid commission of up to 110% of the first year Target Premiums and up to 3% of all premiums in excess of first year Target Premium. Each year thereafter, Columbus Life may pay a commission of 4.5% or less on all premiums paid on a Policy. Each year after the first Columbus Life may also pay a service fee of 0.25% or less of the Account Value, less any Indebtedness. Other allowances and overrides may also be paid. Registered representatives who meet certain profitability and productivity may be eligible for additional compensation.

TAX MATTERS

The following is a summary discussion of certain federal tax matters that apply to your Policy. The following discussion does not purport to be complete or to cover all situations. The discussion is general in nature, and it should not be considered tax advice. You should consult counsel and other competent advisors for more complete information.

The individual situation of each Policy Owner or beneficiary will determine how ownership or receipt of the Policy's proceeds will be treated for purposes of federal estate tax, state inheritance tax and other taxes. Other than the very general overview of the effect of federal estate taxes on the Policy that is contained in the following discussion, the effect of federal estate tax, state inheritance tax and other taxes is generally not discussed herein.

The following discussion is based on federal income tax law and interpretations in effect as of the date of this prospectus and is subject to later changes in such tax law or interpretations. Except as is otherwise expressly noted below, this discussion assumes that you are the Policy Owner and that you are a natural person who is a U.S. citizen and resident. The tax effects on an Owner who is not a natural person, U.S. citizen or U.S. resident may be different than the effects discussed herein.

General


Your Policy will be treated as "life insurance" for federal income tax purposes
(a) if it meets the definition of life insurance under Section 7702 of the Internal Revenue Code of 1986, as amended ("Code"), and (b) for as long as the investments made by the mutual funds available for investment under the Policy satisfy certain investment diversification requirements under Code Section 817(h). We believe that the Policy will meet the statutory definition of life insurance. As a result, the death benefit payable under the Policy will generally be excludable from the beneficiary's gross income, and interest and other income credited under the Policy will not be taxable unless certain withdrawals are made (or are deemed to be made) from the Policy prior to the last surviving Insured's death. However, if the Policy is transferred for valuable consideration, then a portion of the death benefit payable under the Policy may be includable in the beneficiary's gross income.


Your Policy will generally be considered under the Code to be a "modified endowment contract" if the Policy meets the requirements of Code Section 7702 but fails the "7-pay test" of Code Section 7702A. A life insurance policy will be classified as a modified endowment contract if premiums are paid more rapidly than allowed by the "7-pay test." The "7-pay test" compares the actual premium paid in the first 7 Policy Years against a pre-determined premium amount as set forth in Code Section 7702A. In addition, if your Policy is issued in exchange for a modified endowment contract, it will be considered a modified endowment contract. Further, if there is a material change to your Policy, like a change in the Policy's death benefit, your Policy may be subjected to a new 7-pay test over a new 7-year period to determine whether the change has caused the Policy to become a modified endowment contract.



If your Policy is a modified endowment contract, pre-death distributions will receive different tax treatment than distributions from a Policy that is not a modified endowment contract.


Pre-Death Distributions

In general, distributions from a life insurance policy that is not considered a modified endowment contract, during an Insured's lifetime, are treated as nontaxable return of premium, to the extent of premiums previously paid. Aggregate amounts distributed in excess of aggregate premiums paid are generally taxed as ordinary income.

With regard to a loan from a life insurance policy that is not considered a modified endowment contract, proceeds from such a loan will generally not be treated as a taxable distribution. However, in the event a loan is outstanding at the time the Policy is surrendered or lapses, the amount of the outstanding loan balance is treated as a distribution to you, as Policy Owner, and all or part of such distribution may be treated as ordinary income.


If your Policy is a modified endowment contract, the Internal Revenue Code provides special rules for the income taxation of pre-death distributions, including surrenders, loans, collateral assignments and other amounts distributed. Under the Internal Revenue Code, any distribution from the Policy during an Insured's lifetime will generally be taxable to the extent the cash value of the Policy exceeds, at the time of the distribution, the premiums paid into the Policy. In addition, a 10% penalty tax will apply to the taxable portion of such distributions unless you are over the age of 59 1/2, disabled (as defined under the Code), or the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and a beneficiary under the Policy.


If your Policy is not a modified endowment contract, Code Section 7702 places certain restrictions on the amount of premium payments that may be made and the Policy's contract value that can accumulate relative to the death benefit. Where cash distributions are made during the first 15 Policy Years of your Policy which causes a reduction in death benefits, some or all of such distributions may be includible in income pursuant to Code Section 7702(f)(7). You, as Policy Owner, should carefully consider the consequences of initiating any changes in the terms of the Policy.

The policy split option permits a policy to be split into two single life policies upon the occurrence of certain events. It is not clear whether a policy split will be treated as a nontaxable exchange under Section 1035 of the Internal

Revenue Code. If a policy split is not treated as a nontaxable exchange, a split could result in the recognition of taxable income in an amount up to any gain in the policy at the time of the split. In addition, it is not clear whether, in all circumstances, the resulting individual contracts would be treated as life insurance contracts for federal income tax purposes, and if so, whether they would be classified as modified endowment contracts. Before the policy Owner exercises rights provided by the policy split option, it is important to consult a qualified tax advisor regarding the possible consequences of a split.

Amounts received under an accelerated death benefit rider may be excludable from gross income under Section 101(g) in some circumstances, but such amounts are not always excludable. In addition, we reserve the right to modify the accelerated death benefit rider as we deem necessary in order to comply with changes in federal tax law and to preserve the status of your policy as a life insurance contract. You should consult a qualified tax advisor regarding the possible consequences of receiving an accelerated death benefit.

Diversification

As has been noted before, your Policy will be treated as "life insurance" for federal income tax purposes only if, among other things, the investments made by the mutual funds available for investment under the Policy satisfy certain investment diversification requirements under Code Section 817(h).

The U.S. Secretary of the Treasury has issued regulations that implement the investment diversification requirements of Code Section 817(h). If there is a failure to comply with these regulations, your Policy will be disqualified as a life insurance policy under Code Section 7702 and you will be subject to federal income tax on the income under the Policy for the period of disqualification and for subsequent periods, unless the failure was inadvertent, is corrected, and you, as Policy Owner or the issuer pays an amount to the IRS. Separate Account 1, through the Funds, therefore intends to comply with these requirements.

In connection with the issuance of then temporary regulations, the U.S. Secretary of the Treasury has stated that it anticipated the issuance of guidelines that could describe certain circumstances in which your ability as the Owner of your Policy to direct your investments under the Policy to particular Sub-Accounts within Separate Account 1 would cause you, rather than Columbus Life, to be treated as the owner of the assets of Separate Account 1. If you were considered the owner of the assets of Separate Account 1, income and gains from Separate Account 1 would be included in your income for federal income tax purposes. Columbus Life thus reserves the right to amend the Policy in any way necessary to avoid any such result.

As of the date of this prospectus, however, no such guidelines have been issued, although the U.S. Secretary of the Treasury has informally suggested that any such guidelines could limit the number of investment funds or frequency of transfers among such funds. If issued, these guidelines may be applied retroactively.

Estate and Generation Skipping Taxes

Federal estate tax is integrated with federal gift tax under a unified rate schedule. In general, under the law in effect on the date of this prospectus, in 2001, an estate of less than $675,000 (inclusive of certain pre-death gifts) will not incur a federal estate tax liability. In addition, an unlimited marital deduction may be available for federal estate tax purposes to the extent your estate is to be distributed to your surviving spouse.

If you are the last surviving Insured under the Policy, generally the death benefit under the Policy will be includible in your estate for purposes of federal estate tax if: (1) the proceeds were payable to or for the benefit of your estate; (2) you held any "incident of ownership" in the policy at death or at any time within three years of death. In addition, if you are not an Insured under the Policy, and you die before the second Insured, the value of your Policy, as determined under U.S. Secretary of Treasury regulations, is includible in your estate for federal estate tax purposes.

If you as Policy Owner transfer ownership of the Policy to another person, such transfer may be subject to federal gift tax. In addition, if you as Policy Owner transfer ownership to a person two or more generations younger than you, the transfer may be subject to generation-skipping transfer tax. The generation-skipping transfer tax provisions generally apply to transfers that would be subject to the gift and estate tax rules.

Under the law in effect as of the date of this Prospectus, the generation-skipping transfer tax rate is equal to the maximum estate tax rate (currently 55%) and there is a provision for a lifetime exemption amount of $1,060,000 for 2001. Due the complexity of these rules and the changes made in the federal estate, gift and generation-skipping tax laws under the Economic Growth and Tax Relief Reconciliation Act of 2001, you, as Policy Owner, should consult with counsel and other competent advisors regarding such taxes.

Corporate and Qualified Retirement Plan Ownership

There are special tax issues for corporate and qualified retirement plan Owners:

o If the Policy is purchased by a trust or other entity that forms part of a qualified retirement plan that is qualified as a tax-favored plan under Code Section 401(a) for the benefit of participants covered under the plan, special tax treatment will apply to the Policy.
o Using your Policy to fund deferred compensation arrangements for employees has special tax consequences.
o Corporate ownership of the Policy may affect your liability under the alternative minimum tax.

You should consult with counsel and other competent advisors regarding these matters.

Withholding

Payments received by you from your Policy (other than the payment of a tax-free death benefit under the Policy) are generally subject to federal income tax withholding, except that you are generally permitted to elect not to have federal income taxes withheld from such payments if you notify us in a timely manner that you are making this election (and meet certain reporting requirements as to such election). A distribution from a modified endowment contract may be subject to mandatory back-up withholding (which cannot be waived) if no taxpayer identification number is provided to Columbus Life or if the IRS notifies Columbus Life that back-up withholding is required. The mandatory back-up withholding rate is currently 31% of the income that is distributed.

Taxation of Columbus Life

Columbus Life is taxed as a life insurance company under federal income tax laws. Columbus Life does not initially expect to incur any income tax on the earnings or the realized capital gains attributable to Separate Account 1. If, in the future, Columbus Life determines that Separate Account 1 may incur federal income taxes, then it may assess a charge against the Sub Accounts for those taxes. Any charge will reduce your Policy's Account Value.

We may have to pay state, local or other taxes in addition to premium taxes. At present, these taxes are not substantial. If they increase, charges may be made for such taxes when they are attributable to Separate Account 1 or allocable to your Policy.

In addition, certain funds in which the Sub-Accounts are invested may elect to pass through to Columbus Life taxes withheld by foreign taxing jurisdictions of foreign source income. Such an election may result in additional taxable income and income tax to Columbus Life, which could result in charges being made for such taxes. The amount of the additional income tax, however, may be more than offset by credits for the foreign taxes withheld that are also passed through. These credits may provide a benefit to Columbus Life.

LEGAL MATTERS

Columbus Life and its affiliates are or may become involved in various legal actions in the normal course of business. Although there can be no assurances, as of the date of this prospectus, Columbus Life does not anticipate that the ultimate liability arising from potential, pending or threatened legal actions, after consideration of provisions made for estimated losses and costs of defense, will have a material adverse effect on the financial condition or operating results of Columbus Life. As of the date of this prospectus, neither Columbus Life, Separate Account 1, nor Touchstone Securities, Inc., is involved in any legal or administrative proceedings that are material to the Policies.

The validity of the interests under the Contracts offered hereby has been passed upon by Counsel of Columbus Life.

EXPERTS


The financial statements of Columbus Life Insurance Company Separate Account 1 and Columbus Life Insurance Company at December 31, 2000 and 1999, and for the periods then ended, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditor, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

We have also included in this prospectus the unaudited financial statements of Separate Account 1 for the period ended December 31, 2001. The management at Columbus Life prepared the unaudited financial statements in accordance with generally accepted accounting principles.

We have also included in this prospectus the unaudited financial statements of Columbus Life Insurance Company for the period ended September 30, 2001. The management of Columbus Life prepared the unaudited financial statements in accordance with accounting principles prescribed by the State of Ohio.

Actuarial matters in the prospectus have been examined by Mr. David M. Burridge, FSA, MAAA, as stated in his opinion filed as an exhibit to the registration statement.


FINANCIAL STATEMENTS

This prospectus contains financial statements for Separate Account 1 and financial statements of Columbus Life. The financial statements of Columbus Life included in this prospectus are relevant only for the purpose of showing the ability of Columbus Life to meet its contractual obligations under the Policies. The financial statements of Columbus Life do not show or contain any information about the investment performance of Separate Account 1.

               Financial Statements and Supplementary Information

                         Columbus Life Insurance Company
                               Separate Account 1

                         Period ended December 31, 2000
                       with Report of Independent Auditors

                         Columbus Life Insurance Company
                               Separate Account 1

               Financial Statements and Supplementary Information

                         Period ended December 31, 2000



                                    Contents

Report of Independent Auditors.................................................1

Audited Financial Statements

Statement of Net Assets........................................................2
Statement of Operations and Changes in Net Assets for the Period ended
December 31, 2000..............................................................3
Statement of Operations and Changes in Net Assets for the Period ended
December 31, 1999..............................................................5
Notes to Financial Statements..................................................7

Supplementary Information
Selected Per Unit Data and Ratios for the Period ended December 31, 2000......11
Selected Per Unit Data and Ratios for the Period ended December 31, 1999......13

                         Report of Independent Auditors

Contractholders of Columbus Life Insurance Company Separate Account 1 and
Board of Directors of Columbus Life Insurance Company

We have audited the accompanying statement of net assets of Columbus Life Insurance Company Separate Account 1 (comprising, respectively, the AIM V.I. Growth Fund, AIM V.I. Government Securities Fund, Alger American Small Capitalization Portfolio, Alger American Growth Portfolio, Deutsche VIT Equity 500 Index Fund, MFS VIT Emerging Growth Series, MFS VIT Growth with Income Series, PIMCO Long-Term U.S. Government Bond Portfolio, Touchstone Small Cap Value Fund, Touchstone Emerging Growth Fund, Touchstone International Equity
Fund, Touchstone Income Opportunity Fund, Touchstone High Yield Bond Fund, Touchstone Value Plus Fund, Touchstone Growth & Income Fund, Touchstone Enhanced 30 Fund, Touchstone Balanced Fund, Touchstone Bond Fund and Touchstone Standby Income Fund) as of December 31, 2000, and the related statements of operations and changes in net assets and selected per unit data and ratios for the periods indicated therein. These financial statements and per unit data and ratios are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and per unit data and ratios based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and per unit data and ratios are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2000, by correspondence with the transfer agents of the respective mutual funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and selected per unit data and ratios referred to above present fairly, in all material respects, the financial position of each of the respective sub-accounts constituting the Columbus Life Insurance Company Separate Account 1 at December 31, 2000, and the results of their operations and changes in their net assets and the per unit data and ratios for the periods indicated therein, in conformity with accounting principles generally accepted in the United States.


                                            /s/ Ernst & Young LLP


Cincinnati, Ohio
April 3, 2001

               Columbus Life Insurance Company Separate Account 1

                             Statement of Net Assets

                                December 31, 2000


Assets
Investments at current market value:
     AIM Variable Insurance Funds, Inc. (unaffiliated issuer)
         AIM V.I. Growth Fund (7,147 shares, cost $230,544)                           $177,389
         AIM V.I. Government Securities Fund (742 shares, cost $8,069)                   8,283
     The Alger American Fund (unaffiliated issuer)
         Alger American Small Capitalization Portfolio (2,457 shares, cost $74,715)     57,706
         Alger American Growth Portfolio (3,892 shares, cost $226,102)                 183,998
     Bankers Trust Company (unaffiliated issuer)
         Deutsche VIT Equity 500 Index Fund (967 shares, cost $14,132)                  13,309
     MFS Variable Insurance Trust (unaffiliated issuer)
         MFS VIT Emerging Growth Series (4,751 shares, cost $165,318)                  137,005
         MFS VIT Growth with Income Series (4,024 shares, cost $85,767)                 84,535
     PIMCO Variable Insurance Trust (unaffiliated issuer)
         PIMCO Long-Term U.S Government Bond Portfolio (2,378 shares, cost $23,418)     25,111
     Touchstone Variable Series Trust (affiliated issuer)
         Touchstone Small Cap Value Fund (1,344 shares, cost $12,178)                    7,701
         Touchstone Emerging Growth Fund (2,228 shares, cost $50,021)                   45,050
         Touchstone International Equity Fund (5,462 shares, cost $78,838)              58,721
         Touchstone Income Opportunity Fund (15 shares, cost $125)                         102
         Touchstone High Yield Bond Fund (994 shares, cost $8,472)                       7,683
         Touchstone Value Plus Fund (1,239 shares, cost $13,703)                        13,142
         Touchstone Growth & Income Fund (891 shares, cost $9,682)                      10,030
         Touchstone Enhanced 30 Fund (5,927 shares, cost $59,569)                       60,336
         Touchstone Balanced Fund (199 shares, cost $2,913)                              2,841
         Touchstone Bond Fund (12 shares cost $116)                                        118
         Touchstone Standby Income Fund (6,513 shares, cost $64,482)                    64,478
                                                                                      --------

     Total invested assets                                                             957,538

Liabilities
Accounts payable                                                                            53
                                                                                      --------

     Total liabilities                                                                      53
                                                                                      --------

     Total net assets                                                                 $957,485
                                                                                      ========

Analysis of Net Assets
Variable universal life contracts                                                     $955,422
Retained in the variable account by Columbus Life Insurance Company                      2,063
                                                                                      --------

     Total net assets                                                                 $957,485
                                                                                      ========

See accompanying notes

               Columbus Life Insurance Company Separate Account 1

                Statement of Operations and Changes in Net Assets

                         Period Ended December 31, 2000

                                                                                                  Alger
                                                                               AIM V.I.        American        Alger   Deutsche VIT
                                                                 AIM V.I.    Government           Small     American     Equity 500
                                                                   Growth    Securities  Capitalization       Growth          Index
                                                      Total   Sub-Account   Sub-Account     Sub-Account  Sub-Account   Sub-Account*
                                                  ---------   -----------   -----------  --------------  -----------   ------------
Income:
   Dividends and capital gains                    $  57,496    $   5,725      $    421       $   6,665     $  11,158      $       8
   Miscellaneous income (loss)                         (229)        (180)           (3)           (176)          299             34
Expenses:
   Mortality and expense risk,
      and administrative charge                       4,616        1,005            53             246           991             25
                                                  ---------    ---------      --------       ---------     ---------      ---------
   Net investment income                             52,651        4,540           365           6,243        10,466             17
                                                  ---------    ---------      --------       ---------     ---------      ---------
Net change in unrealized appreciation
   (depreciation) on investments                   (171,669)     (53,338)          217         (17,053)      (42,365)          (823)
Realized gain (loss) on investments                  (2,260)         (96)           42          (2,150)         (471)           (61)
                                                  ---------    ---------      --------       ---------     ---------      ---------
Net realized and unrealized gain (loss)
   on investments                                  (173,929)     (53,434)          259         (19,203)      (42,836)          (884)
                                                  ---------    ---------      --------       ---------     ---------      ---------
Net increase (decrease) in net assets
   resulting from operations                       (121,278)     (48,894)          624         (12,960)      (32,370)          (867)
                                                  ---------    ---------      --------       ---------     ---------      ---------
Contract owners activity:
   Contributions received from
      contract owners                               915,659      184,713         8,700          67,621       185,265         14,941
   Net transfers between subaccounts
      and/or fixed account                          103,397       46,119          (831)          6,674        17,229             --
   Withdrawals and surrenders                        (1,993)        (488)           --            (484)         (484)            --
   Cost of insurance and benefits
      provided by riders                            (55,306)     (11,731)         (242)         (2,703)      (11,922)          (617)
   Contract maintenance charge                      (11,057)      (2,561)          (68)           (758)       (2,332)          (148)
                                                  ---------    ---------      --------       ---------     ---------      ---------
Net increase from contract activity                 950,700      216,052         7,559          70,350       187,756         14,176
                                                  ---------    ---------      --------       ---------     ---------      ---------
Net increase in net assets                          829,422      167,158         8,183          57,390       155,386         13,309
                                                  ---------    ---------      --------       ---------     ---------      ---------
Net assets, at beginning of period                  128,063       10,230           100             316        28,612             --
                                                  ---------    ---------      --------       ---------     ---------      ---------
Net assets, at end of period                      $ 957,485    $ 177,388      $  8,283       $  57,706     $ 183,998      $  13,309
                                                  =========    =========      ========       =========     =========      =========

                                                                             PIMCO Long-
                                                 MFS VIT         MFS VIT       Term U.S.      Touchstone
                                                Emerging     Growth with      Government       Small Cap
                                                  Growth          Income            Bond           Value
                                             Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                             -----------     -----------     -----------     -----------
Income:
   Dividends and capital gains                $   2,988         $    436       $    863          $ 2,940
   Miscellaneous income (loss)                       73              259             (3)            (139)
Expenses:
   Mortality and expense risk,
      and administrative charge                     695              413            135               19
                                              ---------        ---------       --------          -------
   Net investment income                          2,366              282            725            2,782
                                              ---------        ---------       --------          -------
Net change in unrealized appreciation
   (depreciation) on investments                (28,753)          (1,296)         1,698           (4,495)
Realized gain (loss) on investments                (158)              53            240              (25)
                                              ---------        ---------       --------          -------
Net realized and unrealized gain (loss)
   on investments                               (28,911)          (1,243)         1,938           (4,520)
                                              ---------        ---------       --------          -------
Net increase (decrease) in net assets
   resulting from operations                    (26,545)            (961)         2,663           (1,738)
                                              ---------        ---------       --------          -------
Contract owners activity:
   Contributions received from
      contract owners                           133,161           86,670         25,951            4,593
   Net transfers between subaccounts
      and/or fixed account                       18,161            1,989         (3,079)           5,066
   Withdrawals and surrenders                        --             (537)            --               --
   Cost of insurance and benefits
      provided by riders                         (8,198)          (5,055)          (478)            (424)
   Contract maintenance charge                   (1,511)            (751)           (52)            (202)
                                              ---------        ---------       --------          -------
Net increase from contract activity             141,613           82,316         22,342            9,033
                                              ---------        ---------       --------          -------
Net increase in net assets                      115,068           81,355         25,005            7,295
                                              ---------        ---------       --------          -------
Net assets, at beginning of period               21,936            3,181             99              394
                                              ---------        ---------       --------          -------
Net assets, at end of period                  $ 137,004         $ 84,536       $ 25,104          $ 7,689
                                              =========        =========       ========          =======


See accompanying notes

Note:   Unless  otherwise  noted,  all  sub-accounts  are  for  the  year  ended
December 31, 2000.

               Columbus Life Insurance Company Separate Account 1

                         Period Ended December 31, 2000

                                                 Touchstone    Touchstone    Touchstone    Touchstone                    Touchstone
                                                   Emerging I nternational       Income    High Yield    Touchstone        Growth &
                                                     Growth        Equity   Opportunity          Bond    Value Plus          Income
                                                Sub-Account   Sub-Account   Sub-Account   Sub-Account   Sub-Account     Sub-Account
                                                -----------   -----------   -----------   -----------   -----------     -----------
Income:
   Dividends and capital gains                     $  8,436      $ 14,047       $    13      $    739      $  1,031        $    627
   Miscellaneous income (loss)                         (209)          (79)           (1)          (16)            1              (1)
Expenses:
   Mortality and expense risk,
      and administrative charge                         161           231            --            23            51              50
                                                   --------      --------       -------      --------      --------        --------
   Net investment income (loss)                       8,066        13,737            12           700           981             576
                                                   --------      --------       -------      --------      --------        --------
Net change in unrealized appreciation
   (depreciation) on investments                     (4,981)      (20,138)          (14)         (780)         (565)            347
Realized gain (loss) on investments                     515          (271)           --            24            36             101
                                                   --------      --------       -------      --------      --------        --------
Net realized and unrealized gain
   (loss) on investments                             (4,466)      (20,409)          (14)         (756)         (529)            448
Net increase (decrease) in net
   assets resulting from operations                   3,600        (6,672)           (2)          (56)          452           1,024
                                                   --------      --------       -------      --------      --------        --------
Contract owners activity:
   Contributions received from
      contract owners                                30,947        53,570            --         2,816         8,036           8,815
   Net transfers between subaccounts
       and/or fixed account                          11,873        14,507            --         5,000         4,917             322
   Cost of insurance and benefits
      provided by riders                             (1,216)       (2,548)           --          (164)         (296)           (487)
   Contract maintenance charge                         (295)         (765)           --           (13)          (80)           (209)
                                                   --------      --------       -------      --------      --------        --------
Net increase from contract activity                  41,309        64,764            --         7,639        12,577           8,441
                                                   --------      --------       -------      --------      --------        --------
Net increase (decrease) in
   net assets                                        44,909        58,092            (2)        7,583        13,029           9,465
                                                   --------      --------       -------      --------      --------        --------
Net assets, at beginning of period                      129           622           103            97           109             561
                                                   --------      --------       -------      --------      --------        --------
Net assets, at end of period                       $ 45,038      $ 58,714       $   101      $  7,680      $ 13,138        $ 10,026
                                                   ========      ========       =======      ========      ========        ========

                                                                                          Touchstone
                                                 Touchstone   Touchstone    Touchstone      Standby
                                                Enhanced 30     Balanced          Bond       Income
                                                Sub-Account  Sub-Account   Sub-Account  Sub-Account
                                                -----------  -----------   -----------  -----------
Income:
   Dividends and capital gains                    $    344       $   239    $     7        $    809
   Miscellaneous income (loss)                         (99)            8          1               2
Expenses:
   Mortality and expense risk,
      and administrative charge                        389            10          1             118
                                                  --------       -------    -------        --------
   Net investment income (loss)                       (144)          237          7             693
                                                  --------       -------    -------        --------
Net change in unrealized appreciation
   (depreciation) on investments                       740           (70)         2              (2)
Realized gain (loss) on investments                     24             5         --             (68)
                                                  --------       -------    -------        --------
Net realized and unrealized gain
   (loss) on investments                               764           (65)         2             (70)
Net increase (decrease) in net
   assets resulting from operations                    620           172          9             623
                                                  --------       -------    -------        --------
Contract owners activity:
   Contributions received from
      contract owners                               18,909         2,775         14          78,162
   Net transfers between subaccounts
       and/or fixed account                         43,433           (24)        --         (67,959)
   Cost of insurance and benefits
      provided by riders                            (3,407)         (151)        (3)         (5,664)
   Contract maintenance charge                        (516)          (39)        (2)           (755)
                                                  --------       -------    -------        --------
Net increase from contract activity                 58,419         2,561          9           3,784
                                                  --------       -------    -------        --------
Net increase (decrease) in
   net assets                                       59,039         2,733         18           4,407
                                                  --------       -------    -------        --------
Net assets, at beginning of period                   1,297           107        100          60,070
                                                  --------       -------    -------        --------
Net assets, at end of period                      $ 60,336       $ 2,840    $   118        $ 64,477
                                                  ========       =======    =======        ========

See accompanying notes

Note: Unless otherwise noted, all sub-accounts are for the year ended December 31, 2000.

               Columbus Life Insurance Company Separate Account 1

                Statement of Operations and Changes in Net Assets

                         Period Ended December 31, 1999*

                                                                                                             Alger
                                                                                         AIM V.I.         American            Alger
                                                                        AIM V.I.       Government            Small         American
                                                                          Growth       Securities   Capitalization           Growth
                                                          Total      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                                                    -----------      -----------      -----------      -----------      -----------
Income:
   Dividends and capital gains                      $       103      $         7      $         4      $        --      $        --
   Miscellaneous income (loss)                               10                1               (1)               1                2
Expenses:
   Mortality and expense risk charge                          8                1               --               --                2
                                                    -----------      -----------      -----------      -----------      -----------
   Net investment income                                    105                7                3                1               --
Net change in unrealized appreciation
   (depreciation) on investments                          1,044              182               (3)              43              261
Realized gain on investments                                 25                1               --                4                9
                                                    -----------      -----------      -----------      -----------      -----------
Net realized and unrealized gain (loss)
   on investments                                         1,069              183               (3)              47              270
                                                    -----------      -----------      -----------      -----------      -----------
Net increase (decrease) in net assets resulting
   from operations                                        1,174              190               --               48              270
                                                    -----------      -----------      -----------      -----------      -----------
Contract owners activity:
   Contributions received from contract
      owners                                            128,195           10,251              100              314           28,625
   Cost of insurance and benefits provided
      by riders                                          (1,036)            (153)              --              (30)            (224)
   Contract maintenance charge                             (270)             (58)              --              (16)             (59)
                                                    -----------      -----------      -----------      -----------      -----------
Net increase from contract activity                     126,889           10,040              100              268           28,342
                                                    -----------      -----------      -----------      -----------      -----------
Net increase in net assets                              128,063           10,230              100              316           28,612
                                                    -----------      -----------      -----------      -----------      -----------
Net assets, at beginning of period                           --               --               --               --               --
                                                    -----------      -----------      -----------      -----------      -----------
Net assets, at end of period                        $   128,063      $    10,230      $       100      $       316      $    28,612
                                                    ===========      ===========      ===========      ===========      ===========

                                                                                    PIMCO Long-
                                                       MFS VIT          MFS VIT        Term U.S.       Touchstone
                                                      Emerging      Growth with       Government        Small Cap
                                                        Growth           Income             Bond            Value
                                                   Sub-Account      Sub-Account      Sub-Account      Sub-Account
                                                   -----------      -----------      -----------      -----------
Income:
   Dividends and capital gains                     $        --      $        --      $         2      $        --
   Miscellaneous income (loss)                               1                1               (1)              --
Expenses:
   Mortality and expense risk charge                        --                1               --               --
                                                   -----------      -----------      -----------      -----------
   Net investment income                                     1               --                1               --
Net change in unrealized appreciation
   (depreciation) on investments                           439               65               (2)              18
Realized gain on investments                                 6               --               --                1
                                                   -----------      -----------      -----------      -----------
Net realized and unrealized gain (loss)
   on investments                                          445               65               (2)              19
                                                   -----------      -----------      -----------      -----------
Net increase (decrease) in net assets resulting
   from operations                                         446               65               (1)              19
                                                   -----------      -----------      -----------      -----------
Contract owners activity:
   Contributions received from contract
      owners                                            21,636            3,197              100              421
   Cost of insurance and benefits provided
      by riders                                           (108)             (66)              --              (31)
   Contract maintenance charge                             (38)             (15)              --              (15)
                                                   -----------      -----------      -----------      -----------
Net increase from contract activity                     21,490            3,116              100              375
                                                   -----------      -----------      -----------      -----------
Net increase in net assets                              21,936            3,181               99              394
                                                   -----------      -----------      -----------      -----------
Net assets, at beginning of period                          --               --               --               --
                                                   -----------      -----------      -----------      -----------
Net assets, at end of period                       $    21,936      $     3,181      $        99      $       394
                                                   ===========      ===========      ===========      ===========

See accompanying notes

*For the period beginning August 30, 1999 (commencement of operations) to December 31, 1999.

               Columbus Life Insurance Company Separate Account 1

                         Period Ended December 31, 1999*

                                          Touchstone     Touchstone      Touchstone      Touchstone                     Touchstone
                                            Emerging  International          Income      High Yield      Touchstone       Growth &
                                              Growth         Equity     Opportunity            Bond      Value Plus         Income
                                         Sub-Account    Sub-Account     Sub-Account     Sub-Account     Sub-Account    Sub-Account
                                         -----------    -----------     -----------     -----------     -----------    -----------
Income:
   Dividends and capital gains            $       18     $       20      $       12      $        6      $        4     $       --
   Miscellaneous income                           --              1              --              --              --             --
Expenses:
   Mortality and expense risk
     charge                                       --              1              --              --              --             --
                                          ----------     ----------      ----------      ----------      ----------     ----------
   Net investment income                          18             20              12               6               4             --
Net change in unrealized appreciation
   (depreciation) on investments                  11             21              (9)             (9)              5              1
Realized gain on investments                      --              4              --              --              --             --
                                          ----------     ----------      ----------      ----------      ----------     ----------
Net realized and unrealized gain
   (loss) on investments                          11             25              (9)             (9)              5              1
                                          ----------     ----------      ----------      ----------      ----------     ----------
Net increase (decrease) in net
   assets resulting from
   operations                                     29             45               3              (3)              9              1
                                          ----------     ----------      ----------      ----------      ----------     ----------
Contract owners activity:
   Contributions received from
      contract owners                            100            634             100             100             100            611
   Cost of insurance and benefits
      provided by riders                          --            (39)             --              --              --            (35)
   Contract maintenance charge                    --            (18)             --              --              --            (16)
                                          ----------     ----------      ----------      ----------      ----------     ----------
Net increase from contract
    activity                                     100            577             100             100             100            560
                                          ----------     ----------      ----------      ----------      ----------     ----------
Net increase in net assets                       129            622             103              97             109            561
                                          ----------     ----------      ----------      ----------      ----------     ----------
Net assets, at beginning
   of period                                      --             --              --              --              --             --
                                          ----------     ----------      ----------      ----------      ----------     ----------
Net assets, at end of period              $      129     $      622      $      103      $       97      $      109     $      561
                                          ==========     ==========      ==========      ==========      ==========     ==========

                                                                                             Touchstone
                                              Touchstone      Touchstone      Touchstone        Standby
                                             Enhanced 30        Balanced            Bond         Income
                                             Sub-Account     Sub-Account     Sub-Account    Sub-Account
                                             -----------     -----------     -----------    -----------
Income:
   Dividends and capital gains                $        6      $       10      $       --     $       14
   Miscellaneous income                                3              --              --              2
Expenses:
   Mortality and expense risk
     charge                                            1              --              --              2
                                              ----------      ----------      ----------     ----------
   Net investment income                               8              10              --             14
Net change in unrealized appreciation
   (depreciation) on investments                      26              (3)             --             (2)
Realized gain on investments                          --              --              --             --
                                              ----------      ----------      ----------     ----------
Net realized and unrealized gain
   (loss) on investments                              26              (3)             --             (2)
                                              ----------      ----------      ----------     ----------
Net increase (decrease) in net
   assets resulting from
   operations                                         34               7              --             12
                                              ----------      ----------      ----------     ----------
Contract owners activity:
   Contributions received from
      contract owners                              1,317             100             100         60,389
   Cost of insurance and benefits
      provided by riders                             (43)             --              --           (307)
   Contract maintenance charge                       (11)             --              --            (24)
                                              ----------      ----------      ----------     ----------
Net increase from contract
    activity                                       1,263             100             100         60,058
                                              ----------      ----------      ----------     ----------
Net increase in net assets                         1,297             107             100         60,070
                                              ----------      ----------      ----------     ----------
Net assets, at beginning
   of period                                          --              --              --             --
                                              ----------      ----------      ----------     ----------
Net assets, at end of period                  $    1,297      $      107      $      100     $   60,070
                                              ==========      ==========      ==========     ==========

               Columbus Life Insurance Company Separate Account 1

                          Notes to Financial Statements

                                December 31, 2000


1. Organization and Nature of Business

Columbus Life Insurance Company Separate Account 1 (the "Account") is a unit investment trust registered under the Investment Company Act of 1940 (the "1940 Act"), established by the Columbus Life Insurance Company (the "Company"), a life insurance company which is a wholly owned subsidiary of The Western and Southern Life Insurance Company. The Account is a funding vehicle for individual variable universal life policies, and commenced operations on August 30, 1999 with the issuance of the first Columbus Life variable universal life insurance policy. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Account's assets applicable to the variable universal life contracts is not chargeable with liabilities arising out of any other business the Company may conduct.

2. Significant Accounting Policies

The Account has nineteen investment sub-accounts, each of which invests in the corresponding portfolio (a "Portfolio") of AIM Variable Insurance Funds, Inc., The Alger American Fund, Bankers Trust Company, MFS Variable Insurance Trust, PIMCO Variable Insurance Trust, or Touchstone Variable Series Trust, each of which is an open-ended diversified management investment company. Investments are made in the sub-accounts of each Portfolio and are valued at the reported net asset values of such sub-accounts, which value their investment securities at fair value. Each sub-account's value fluctuates on a day to day basis depending on the investment performance of the Portfolio in which the sub-account is invested.

A policyholder may also allocate funds to the fixed account, which is part of the general account of the Company. Due to exemptive and exclusionary provisions, interests in the fixed account have not been registered under the Securities Act of 1933 (the "1933 Act") and the Company's general account has not been registered as an investment company under the 1940 Act. Sub-account transactions are recorded on the trade date and income from dividends is recorded on the ex-dividend date. Realized gains and losses on the sales of investments are computed on the basis of specific identification.

3. Policy Charges and Related Party Transactions

The Company deducts a premium expense charge to cover the cost of distributing the policies. The maximum premium expense charge is 5.5% of a premium payment. The current premium expense charge is 4.75% of a premium payment. The premium expense charge is deducted from each premium payment before the net premiums are allocated to the investment options.

A tax charge is deducted to cover state taxes on insurance premiums and certain federal taxes. The tax charge is equal to the state premium tax rate for the state of residence plus .55% for certain federal taxes. The maximum tax charge is 3.50% of a premium payment. The tax charge is deducted from each premium payment before the net premiums are allocated to the investment options.

The Company also deducts a monthly cost of insurance charge for providing policyholders with life insurance protection. The amount of the cost of insurance depends on the amount of insurance requested, and the age, gender and underwriting class of the insured. The cost of insurance is also affected by the account value, indebtedness and death benefit option. The maximum monthly cost of insurance charge for a policy is shown in the policy schedule. The Company may charge less than the maximum shown in the policy schedule.

The Company also deducts an amount monthly to cover the cost of any additional benefits provided under the policy by rider. Both the cost of insurance charge and the charge for riders are deducted on each monthly anniversary day.

The monthly expense charge covers the cost of record keeping and administering the policy. The maximum monthly expense charge is $7.00. The current monthly expense charge is $6.00. This charge is also deducted on each monthly anniversary day.

The Company also makes certain deductions on a pro rata basis from accumulation unit values of each sub-account in order to compensate the Company for its assumption of mortality and expense risks. The charges are made daily at an annual effective rate not to exceed 1.00%. As of December 31, 2000 the effective annual rate of these charges is 0.90%.

A surrender charge is imposed by the Company if the policy is cancelled or, under certain circumstances, if the specified amount decreases during the first 14 years after the policy is issued, or during the first 14 years after any increase in the specified amount. The amount of the charge depends upon the insured's age, gender and underwriting class.

There is no charge for the first 12 transfers among sub-accounts each policy year. Additional transfers are $10.00 for each transfer in a policy year. The charge is deducted from the account value at the time of the transfer. There are no charges for transfers made in connection with the dollar cost averaging program and these transfers are not counted when determining the number of transfers made in a policy year.

There is no charge for the first withdrawal in a policy year. There is a withdrawal charge of $50 per withdrawal for each additional withdrawal. The amount of the charge is deducted from the account value.

4. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

5. Taxes

The Account is not taxed separately because the operations of the Account are part of the total operations of the Company. The Company is taxed as a life insurance company under the Internal Revenue Code. Under existing federal income tax law, no taxes are payable on the investment income or on the capital gains of the Account.

6. Purchases and Sales of Investments

The following table shows  aggregate cost of shares of the portfolios  purchased
and  proceeds  from  shares  of  the  portfolios   sold  by  the   corresponding
sub-accounts for the period January 1, 2000 to December 31, 2000.

                                                          Purchases      Sales
                                                         ----------   ----------
AIM Variable Insurance Funds, Inc.
    AIM V.I. Growth Fund                                   $226,205       $5,611
    AIM V.I. Government Securities Fund                       9,164        1,240

The Alger American Fund
    Alger American Small Capitalization Portfolio            78,858        2,266
    Alger American Growth Portfolio                         203,663        5,442

Bankers Trust Company
    Deutsche VIT Equity 500 Index Fund *                     14,779          585

MFS Variable Insurance Trust
    MFS VIT Emerging Growth Series                          148,309        4,330
    MFS VIT Growth with Income Series                        88,200        5,603

PIMCO Variable Insurance Trust
    PIMCO Long-Term U.S. Government Bond Portfolio           26,883        3,807

Touchstone Variable Series Trust
    Touchstone Small Cap Value Fund                          12,656          828
    Touchstone Emerging Growth Fund                          52,381        2,994
    Touchstone International Equity Fund                     81,450        2,944
    Touchstone Income Opportunity Fund                           13           --
    Touchstone High Yield Bond Fund                           8,940          598
    Touchstone Value Plus Fund                               14,501          939
    Touchstone Growth & Income Fund                          10,377        1,358
    Touchstone Enhanced 30 Fund                              60,186        1,912
    Touchstone Balanced Fund                                  2,955          157
    Touchstone Bond Fund                                         24            9
    Touchstone Standby Income Fund                           80,365       75,888
                                                         ----------   ----------
    Total                                                $1,119,909     $116,511
                                                         ==========   ==========

*For the period May 3, 2000 (commencement of operations) to December 31, 2000.

7. Unit Values

The following table shows a summary of units outstanding for variable universal life insurance contracts for the period January 1 to December 31, 2000.

Columbus Life Variable Universal Life Insurance

                                                                              Transfers
                                                                                Between
                                          Beginning       Units       Units         Sub-       Ending             Unit           Net
                                              Units   Purchased    Redeemed     accounts        Units            Value         Value
                                          ---------   ---------   ---------    ---------    ---------        ---------     ---------
AIM V.I. Growth                                 831      14,981      (1,242)       3,707       18,277         9.705532      $177,388
AIM V.I. Government Securities                   10         850         (30)         (76)         754        10.984117         8,283

Alger American Small Capitalization              23       5,633        (344)         587        5,899         9.781660        57,706
Alger American Growth                         2,370      15,462      (1,256)       1,469       18,045        10.196900       183,998

Deutsche VIT Equity 500 Index *                  --       1,506         (80)          --        1,426         9.330664        13,309

MFS VIT Emerging Growth                       1,380       8,867        (663)       1,230       10,814        12.669206       137,004
MFS VIT Growth with Income                      302       8,214        (603)         184        8,097        10.440034        84,536

PIMCO Long-Term U.S. Government  Bond            10       2,426         (48)        (263)       2,125        11.816095        25,104

Touchstone Small Cap Value Fund                  34         396         (55)         456          831         9.250660         7,689
Touchstone Emerging Growth Fund                  10       2,020         (96)         779        2,713        16.598268        45,038
Touchstone International Equity Fund             49       4,662        (299)       1,293        5,705        10.291139        58,714
Touchstone Income Opportunity Fund               10          --          --           --           10        10.100711           101
Touchstone High Yield Bond Fund                  10         288         (18)         526          806         9.522890         7,680
Touchstone Value Plus Fund                       10         753         (35)         457        1,185        11.088502        13,138
Touchstone Growth & Income Fund                  57         892         (69)          33          913        10.980286        10,026
Touchstone Enhanced 30 Fund                     124       1,888        (389)       4,384        6,007        10.043426        60,336
Touchstone Balanced Fund                         10         246         (17)          (2)         237        11.960414         2,840
Touchstone Bond Fund                             10           1          --           --           11        10.845125           118
Touchstone Standby Income Fund                5,919       7,370        (615)      (6,642)       6,032        10.689145        64,477
                                                                                                                            --------
    Total - Columbus Life Variable
       Universal Life Insurance                                                                                             $957,485
                                                                                                                            ========

*Calculation of Deutsche VIT Equity 500 Index Unit Value began May 3, 2000 when this sub-account commenced operations.

               Columbus Life Insurance Company Separate Account 1

           Supplementary Information-Selected Per Unit Data and Ratios

    (Selected data for an accumulation unit outstanding throughout the year)

                         Period Ended December 31, 2000

                                                                         Alger
                                                       AIM V.I.       American           Alger    Deutsche VIT         MFS VIT
                                       AIM V.I.      Government          Small        American      Equity 500        Emerging
                                         Growth      Securities Capitalization          Growth           Index          Growth
                                    Sub-Account     Sub-Account    Sub-Account     Sub-Account    Sub-Account*     Sub-Account
                                    -----------     -----------    -----------     -----------     -----------     -----------
Per unit data
    Investment income               $  0.329011     $  0.508970    $  4.622971     $  1.579994     $  0.005419     $  0.839778
    Expenses                           0.110275        0.092571       0.112468        0.106867        0.059185        0.135976
                                    -----------     -----------    -----------     -----------     -----------     -----------
    Net investment income
       (loss)                          0.218736        0.416399       4.510503        1.473127       (0.053766)       0.703802
    Net realized and unrealized
       gain (loss) on
       investments                    (2.828986)       0.504095      (8.285118)      (3.348099)      (0.615570)      (3.934630)
                                    -----------     -----------    -----------     -----------     -----------     -----------
    Net increase (decrease)
       in net asset value             (2.610250)       0.920494      (3.774615)      (1.874972)      (0.669336)      (3.230828)
    Beginning of period               12.315782       10.063623      13.556275       12.071872       10.000000       15.900034
                                    -----------     -----------    -----------     -----------     -----------     -----------
    End of period                   $  9.705532     $ 10.984117    $  9.781660     $ 10.196900     $  9.330664     $ 12.669206
                                    ===========     ===========    ===========     ===========     ===========     ===========

Ratios
    Ratio of operating expense to
       average net assets (%)              1.07%           1.26%          0.85%           0.93%           0.38%           0.87%

    Ratio of net investment
       income (loss) to average
       net assets (%)                      4.84%           8.71%         21.52%           9.85%           0.26%           2.98%

                                                     PIMCO Long-
                                          MFS VIT       Term U.S.     Touchstone      Touchstone
                                      Growth with      Government      Small Cap        Emerging
                                           Income            Bond          Value          Growth
                                      Sub-Account     Sub-Account    Sub-Account     Sub-Account
                                      -----------     -----------    -----------     -----------
Per unit data
    Investment income                 $  0.133176     $  0.609982    $  3.548562     $  3.110610
    Expenses                             0.093315        0.095101       0.105146        0.135308
                                      -----------     -----------    -----------     -----------
    Net investment income
       (loss)                            0.039861        0.514881       3.443416        2.975302
    Net realized and unrealized
       gain (loss) on
       investments                      (0.148853)       1.466924      (5.819391)       0.702958
                                      -----------     -----------    -----------     -----------
    Net increase (decrease)
       in net asset value               (0.108992)       1.981805      (2.375975)       3.678260
    Beginning of period                 10.549026        9.834290      11.626635       12.920008
                                      -----------     -----------    -----------     -----------
    End of period                     $ 10.440034     $ 11.816095    $  9.250660     $ 16.598268
                                      ===========     ===========    ===========     ===========

Ratios
    Ratio of operating expense to
       average net assets (%)                0.94%           1.07%          0.47%           0.71%

    Ratio of net investment
       income (loss) to average
       net assets (%)                        0.64%           5.75%         68.84%          35.72%

*Calculation of the Deutsche VIT Equity 500 Index Unit Values began May 3, 2000, when this sub-account commenced operations.

Note: Unless otherwise noted, all sub-accounts are for the year ended December 31, 2000.

               Columbus Life Insurance Company Separate Account 1

    (Selected data for an accumulation unit outstanding throughout the year)

                         Period Ended December 31, 2000


                                            Touchstone       Touchstone       Touchstone                        Touchstone
                                         International           Income       High Yield       Touchstone         Growth &
                                                Equity      Opportunity             Bond       Value Plus           Income
                                           Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                                          ------------     ------------     ------------     ------------     ------------
Per unit data
    Investment income                     $   2.480678     $   1.254489     $   0.913260     $   0.868825     $   0.686908
    Expenses                                  0.102905         0.091151         0.084705         0.095229         0.088500
                                          ------------     ------------     ------------     ------------     ------------
    Net investment income
       (loss)                                 2.377773         1.163338         0.828555         0.773596         0.598408
    Net realized and unrealized
       gain (loss) on
       investments                           (4.894879)       (1.364213)       (0.979995)       (0.584670)        0.504299
                                          ------------     ------------     ------------     ------------     ------------
    Net increase (decrease)
       in net asset value                    (2.517106)       (0.200875)       (0.151440)        0.188926         1.102707
    Beginning of period                      12.808245        10.301586         9.674330        10.899576         9.877579
                                          ------------     ------------     ------------     ------------     ------------
    End of period                         $  10.291139     $  10.100711     $   9.522890     $  11.088502     $  10.980286
                                          ============     ============     ============     ============     ============

Ratios
    Ratio of operating expense
       to average net assets (%)                  0.78%            0.00%            0.59%            0.77%            0.94%

    Ratio of net investment income
       (loss) to average net assets (%)          46.30%           11.76%           18.00%           14.81%           10.88%

                                                                                               Touchstone
                                              Touchstone       Touchstone      Touchstone         Standby
                                             Enhanced 30         Balanced            Bond          Income
                                             Sub-Account      Sub-Account     Sub-Account     Sub-Account
                                            ------------     ------------    ------------    ------------
Per unit data
    Investment income                       $   0.057195     $   1.003693    $   0.644679    $   0.654429
    Expenses                                    0.090188         0.098219        0.091732        0.092712
                                            ------------     ------------    ------------    ------------
    Net investment income
       (loss)                                  (0.032993)        0.905474        0.552947        0.561717
    Net realized and unrealized
       gain (loss) on
       investments                             (0.365326)        0.348644        0.272127       (0.020670)
                                            ------------     ------------    ------------    ------------
    Net increase (decrease)
       in net asset value                      (0.398319)        1.254118        0.825074        0.541047
    Beginning of period                        10.441745        10.706296       10.020051       10.148098
                                            ------------     ------------    ------------    ------------
    End of period                           $  10.043426     $  11.960414    $  10.845125    $  10.689145
                                            ============     ============    ============    ============

Ratios
    Ratio of operating expense
       to average net assets (%)                    0.68%            1.26%           0.92%           0.19%

    Ratio of net investment income
       (loss) to average net assets (%)            16.08%          -0.47%            6.42%           1.11%

Note: Unless otherwise noted, all sub-accounts are for the year ended December 31, 2000.

               Columbus Life Insurance Company Separate Account 1
           Supplementary Information-Selected Per Unit Data and Ratios

    (Selected data for an accumulation unit outstanding throughout the year)

                         Period Ended December 31, 1999


                                                                                  Alger
                                                              AIM V.I.         American            Alger          MFS VIT
                                              AIM V.I.      Government            Small         American         Emerging
                                                Growth      Securities   Capitalization           Growth           Growth
                                          Sub-Account*    Sub-Account*     Sub-Account*     Sub-Account*     Sub-Account*
                                          ------------    ------------     ------------     ------------     ------------
Per unit data
    Investment income                     $   0.437032    $   0.369312     $         --     $         --     $         --
    Expenses                                  0.032538        0.030453         0.033753         0.032400         0.035248
                                          ------------    ------------     ------------     ------------     ------------
    Net investment income (loss)              0.404494        0.338859        (0.033753)       (0.032400)       (0.035248)
    Net realized and unrealized
    gain (loss) on investments                1.911288       (0.275236)        3.590028         2.104272         5.935282
                                          ------------    ------------     ------------     ------------     ------------
    Net increase (decrease)
       in net asset value                     2.315782        0.063623         3.556275         2.071872         5.900034
    Beginning of period                      10.000000       10.000000        10.000000        10.000000        10.000000
                                          ------------    ------------     ------------     ------------     ------------
    End of period                         $  12.315782    $  10.063623     $  13.556275     $  12.071872     $  15.900034
                                          ============    ============     ============     ============     ============

Ratios
    Ratio of operating expense
       to average net assets (%)                  0.02%           0.00%            0.00%            0.01%            0.00%


    Ratio of net investment income
       (loss) to average net assets (%)           0.14%           6.00%            0.63%            0.00%            0.01%


                                               PIMCO Long-
                                                   MFS VIT        Term U.S.       Touchstone       Touchstone
                                                    Growth       Government        Small Cap         Emerging
                                               with Income             Bond            Value           Growth
                                              Sub-Account*     Sub-Account*     Sub-Account*     Sub-Account*
                                              ------------     ------------     ------------     ------------
Per unit data
    Investment income                         $         --     $   0.192604     $         --     $   1.827504
    Expenses                                      0.030134         0.030145         0.031902         0.033162
                                              ------------     ------------     ------------     ------------
    Net investment income (loss)                 (0.030134)        0.162459        (0.031902)        1.794342
    Net realized and unrealized
    gain (loss) on investments                    0.579160        (0.328169)        1.658537         1.125666
                                              ------------     ------------     ------------     ------------
    Net increase (decrease)
       in net asset value                         0.549026        (0.165710)        1.626635         2.920008
    Beginning of period                          10.000000        10.000000        10.000000        10.000000
                                              ------------     ------------     ------------     ------------
    End of period                             $  10.549026     $   9.834290     $  11.626635     $  12.920008
                                              ============     ============     ============     ============

Ratios
    Ratio of operating expense
       to average net assets (%)                      0.00%            0.00%            0.00%            0.00%


    Ratio of net investment income
       (loss) to average net assets (%)               0.00%            2.02%            0.00%           27.91%

*Calculation began August 30, 1999, when variable universal life sub-accounts commenced operations.

               Columbus Life Insurance Company Separate Account 1
     Supplementary Information-Selected Per Unit Data and Ratios (continued)

    (Selected data for an accumulation unit outstanding throughout the year)

                         Period Ended December 31, 1999

                                            Touchstone      Touchstone       Touchstone                       Touchstone
                                         International          Income       High Yield       Touchstone        Growth &
                                                Equity     Opportunity             Bond       Value Plus          Income
                                          Sub-Account*    Sub-Account*     Sub-Account*     Sub-Account*    Sub-Account*
                                          ------------    ------------     ------------     ------------    ------------
Per unit data
    Investment income                     $   0.995074    $   1.256279     $         --     $   0.450131    $         --
    Expenses                                  0.032738        0.030547         0.029169         0.030815        0.029677
                                          ------------    ------------     ------------     ------------    ------------
    Net investment income (loss)              0.962336        1.225732        (0.029169)        0.419316       (0.029677)
    Net realized and unrealized
       gain (loss) on investments             1.845909       (0.924146)       (0.296501)        0.480260       (0.092744)
                                          ------------    ------------     ------------     ------------    ------------
    Net increase (decrease)
       in net asset value                     2.808245        0.301586        (0.325670)        0.899576       (0.122421)
    Beginning of period                      10.000000       10.000000        10.000000        10.000000       10.000000
                                          ------------    ------------     ------------     ------------    ------------
    End of period                         $  12.808245    $  10.301586     $   9.674330     $  10.899576    $   9.877579
                                          ============    ============     ============     ============    ============

Ratios
    Ratio of operating expense
       to average net assets (%)                  0.32%           0.00%            0.00%            0.00%           0.00%

    Ratio of net investment income
       (loss) to average net assets (%)           6.43%          23.30%           12.37%            7.34%           0.00%

                                                                                                Touchstone
                                              Touchstone      Touchstone       Touchstone          Standby
                                             Enhanced 30        Balanced             Bond           Income
                                            Sub-Account*    Sub-Account*     Sub-Account*     Sub-Account*
                                            ------------    ------------     ------------     ------------
Per unit data
    Investment income                       $   0.048376    $   1.037666     $         --     $   0.198701
    Expenses                                    0.030013        0.031080         0.030413         0.030415
                                            ------------    ------------     ------------     ------------
    Net investment income (loss)                0.018363        1.006586        (0.030413)        0.168286
    Net realized and unrealized
       gain (loss) on investments               0.423382       (0.300290)        0.050464        (0.020188)
                                            ------------    ------------     ------------     ------------
    Net increase (decrease)
       in net asset value                       0.441745        0.706296         0.020051         0.148098
    Beginning of period                        10.000000       10.000000        10.000000        10.000000
                                            ------------    ------------     ------------     ------------
    End of period                           $  10.441745    $  10.706296     $  10.020051     $  10.148098
                                            ============    ============     ============     ============

Ratios
    Ratio of operating expense
       to average net assets (%)                    0.00%           0.15%            0.00%            0.01%

    Ratio of net investment income
       (loss) to average net assets (%)            18.69%           1.23%            0.00%            0.05%

*Calculation began August 30, 1999, when variable universal life sub-accounts commenced operations.

                      Statutory-Basis Financial Statements

                         Columbus Life Insurance Company

                     Years ended December 31, 2000 and 1999
                       with Report of Independent Auditors

                         Columbus Life Insurance Company

                      Statutory-Basis Financial Statements

                     Years ended December 31, 2000 and 1999




                                    Contents

Report of Independent Auditors................................................1

Financial Statements

Balance Sheets - Statutory-Basis..............................................2
Statements of Income - Statutory-Basis........................................3
Statements of Changes in Capital and Surplus - Statutory-Basis................4
Statements of Cash Flows - Statutory-Basis ...................................5
Notes to Statutory-Basis Financial Statements.................................6

                         Report of Independent Auditors


Board of Directors
Columbus Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of Columbus Life Insurance Company as of December 31, 2000 and 1999, and the related statutory-basis statements of income, changes in capital and surplus and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Ohio Insurance Department, which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States and the effects on the accompanying financial statements are described in Notes 2 and 10.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of Columbus Life Insurance Company at December 31, 2000 and 1999, or the results of its operations or its cash flows for the years then ended.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Columbus Life Insurance Company at December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with accounting practices prescribed or permitted by the Ohio Insurance Department.


                                                  /s/ Ernst & Young LLP

Cincinnati, Ohio
March 30, 2001

                         Columbus Life Insurance Company

                        Balance Sheets - Statutory-Basis


                                                                December 31
                                                             2000         1999
                                                         -----------------------
                                                             (in thousands)

Admitted Assets

Debt securities                                          $1,473,960   $1,494,340
Preferred and common stocks                                 218,464      311,100
Mortgage loans                                              152,387      151,098
Policy loans                                                 74,798       75,808
Real estate                                                   3,290        3,364
Cash, cash equivalents and short-term investments            56,880       55,574
Other invested assets                                        66,075       27,611
                                                         ----------   ----------
Total cash and invested assets                            2,045,854    2,118,895

Premiums deferred and uncollected                             7,371        6,825
Investment income due and accrued                            24,667       25,204
Other assets                                                 30,774        4,825
Separate account assets                                         957          128
                                                         ----------   ----------
Total admitted assets                                    $2,109,623   $2,155,877
                                                         ==========   ==========

Liabilities and Capital and Surplus

Policy reserves                                          $1,624,000   $1,623,288
Policy claims in process of settlement                        5,262        5,043
Dividends payable to policyholders                           15,339       15,140
Other liabilities                                            51,727       57,886
Federal income taxes payable to parent                        3,716       26,296
Interest maintenance reserve                                 11,832       17,346
Asset valuation reserve                                      43,954       80,302
Separate account liabilities                                    957          128
                                                         ----------   ----------
Total liabilities                                         1,756,787    1,825,429

Capital and Surplus

Common stock, $1 par value, authorized 10,000
      shares, issued and outstanding 10,000 shares           10,000       10,000
Paid-in surplus                                              41,600       41,600
Unassigned surplus                                          301,236      278,848
                                                         ----------   ----------
Total capital and surplus                                   352,836      330,448
                                                         ----------   ----------
Total capital and surplus                                $2,109,623   $2,155,877
                                                         ==========   ==========


See accompanying notes.

                        Columbus Life Insurance Company

                     Statements of Income - Statutory-Basis


                                                                                   Year ended December 31
                                                                                     2000           1999
                                                                                  -------------------------
                                                                                       (in thousands)
Revenue:
   Premiums                                                                       $  146,233     $  170,517
   Net investment income                                                             147,857        146,741
   Considerations for supplementary contracts and
     dividend accumulations                                                            6,153          6,162
   Other                                                                               6,348          5,421
                                                                                  ----------     ----------
                                                                                     306,591        328,841

Policy benefits and expenses:
   Death benefits                                                                     45,463         36,905
   Annuity benefits                                                                    6,646          7,790
   Disability and accident and health benefits                                         2,280          3,422
   Surrender benefits                                                                134,560        108,048
   Other benefits                                                                     10,638          9,929
   Increase in policy reserve and other policyholders' funds                             648         49,297
   Net transfers to separate account                                                     946            127
   Commissions on premiums                                                            16,611         31,380
   General expenses                                                                   32,387         38,186
                                                                                  ----------     ----------
                                                                                     250,179        285,084
                                                                                  ----------     ----------

Gain from operations before dividends to policyholders,
   federal income taxes and net realized capital gains                                56,412         43,757

Dividends to policyholders                                                            15,468         15,324
                                                                                  ----------     ----------
Gain from operations before federal income taxes
   and net realized capital gains                                                     40,944         28,433

Federal income taxes                                                                  14,943         10,945
                                                                                  ----------     ----------
Net gain from operations before net realized capital gains                            26,001         17,488

Net realized capital gains, less federal income tax expense of $5,879 in
   2000 and $8,085 in 1999 and transfers to the interest maintenance
   reserve of $(2,613) in 2000 and $(82) in 1999                                       7,569         15,752
                                                                                  ----------     ----------
Net income                                                                        $   33,570     $   33,240
                                                                                  ==========     ==========

See accompanying notes.

                        Columbus Life Insurance Company

         Statements of Changes in Capital and Surplus - Statutory-Basis


                                                         Year ended December 31
                                                           2000          1999
                                                        -----------------------
                                                            (in thousands)

Capital and surplus, beginning of year                  $ 330,448     $ 263,497
   Net income                                              33,570        33,240
   Change in net unrealized gains                         (51,254)       53,563
   Decrease (increase) in nonadmitted assets                3,715          (727)
   Decrease (increase) in asset valuation reserve          36,348       (19,137)
   Other                                                        9            12
                                                        ---------     ---------
Capital and surplus, end of year                        $ 352,836     $ 330,448
                                                        =========     =========


See accompanying notes.

                        Columbus Life Insurance Company

                   Statements of Cash Flows - Statutory-Basis


                                                                         Year ended December 31
                                                                          2000            1999
                                                                     ----------------------------
                                                                            (in thousands)
Operating activities:
Premium and annuity considerations                                   $   156,451      $   182,611
Net investment income received                                           146,047          139,311
Surrender and annuity benefits paid                                     (134,462)        (108,048)
Death and other benefits to policyholders                                (64,622)         (57,710)
Commissions, other expenses and taxes paid                               (52,064)         (67,617)
Net transfers to separate accounts                                          (946)            (126)
Dividends paid to policyholders                                          (15,269)         (14,762)
Federal income taxes paid to parent                                      (37,523)          (8,465)
Other, net                                                               (25,201)           4,960
                                                                     -----------      -----------
Net cash (used) provided by operating activities                         (27,589)          70,154
                                                                     ===========      ===========

Investment activities:
Proceeds from investments sold, matured or repaid:
   Debt securities                                                       339,468          637,660
   Stocks                                                                179,980          135,502
   Mortgage loans                                                         20,913           24,969
   Other invested assets                                                   7,740            7,074
                                                                     -----------      -----------
Total investment proceeds                                                548,101          805,205
Taxes paid on capital gains                                               (4,472)          (8,041)
                                                                     -----------      -----------
Net proceeds from investments sold, matured or repaid                    543,629          797,164

Cost of investments acquired:
   Bonds                                                                (323,716)        (672,730)
   Stocks                                                               (120,349)        (135,311)
   Mortgage loans                                                        (22,200)         (28,881)
   Other invested assets                                                 (49,479)         (18,314)
                                                                     -----------      -----------
Total cost of investments acquired                                      (515,744)        (855,236)

Net decrease in policy loans                                               1,010            1,428
                                                                     -----------      -----------
Net cash provided (used) by investment activities                         28,895          (56,644)
                                                                     -----------      -----------


Net change in cash, cash equivalents and short-term investments            1,306           13,510
Cash, cash equivalents and short-term investments:
   Beginning of year                                                      55,574           42,064
                                                                     -----------      -----------
   End of year                                                       $    56,880      $    55,574
                                                                     ===========      ===========

See accompanying notes.

                        Columbus Life Insurance Company

                  Notes to Statutory-Basis Financial Statements

                           December 31, 2000 and 1999


1. Organization and Nature of Business

Columbus Life Insurance Company (the Company), a stock life insurance company, is a wholly owned subsidiary of The Western and Southern Life Insurance Company (Western and Southern), a stock life insurance company. The Company is domiciled in Ohio.

The Company offers individual life, universal life and annuity contracts through general and independent agents and affiliated broker-dealers. The Company is licensed in 45 states and the District of Columbia. Approximately 53% of the gross premiums and annuity considerations for the Company were derived from Ohio, California, Michigan, Florida, Indiana and New Jersey.

2. Significant Accounting Policies

The Company is subject to regulation by the Department of Insurance of the State of Ohio (the Department) and other states in which the Company operates. The Company files financial statements with these departments using statutory accounting practices (SAP) prescribed or permitted by the Department and used in the preparation of the accompanying statutory-basis financial statements. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed; such practices differ from state-to-state, may differ from company-to-company within a state and may change in the future. These practices differ in some respects from accounting principles generally accepted in the United States (GAAP). The more significant differences are:

     o Certain assets are excluded from the statements of admitted assets, liabilities and capital and surplus as "nonadmitted assets" (principally furniture and equipment) for statutory reporting purposes.

     o Debt securities classified as available for sale are carried at amortized cost instead of fair value.

     o Deferred federal income taxes are not provided for statutory reporting purposes.

     o The accounts and operations of the Company's subsidiaries are not consolidated with accounts and operations of the Company as would be required by GAAP.

     o The costs of acquiring new business, such as commissions, certain costs of policy underwriting and issuance and certain variable agency expenses, have not been deferred for statutory reporting purposes.

     o For statutory reporting purposes, the Company defers the portion of realized capital gains and losses (using a formula prescribed by the
          NAIC) on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest  rates.  Those  deferrals  are  amortized  over the remaining period to maturity. The deferral, net of federal income taxes, is reported in the accompanying Balance Sheets as the "Interest Maintenance Reserve".

     o For statutory reporting purposes, the "Asset Valuation Reserve" is determined by a NAIC prescribed formula and is reported as a liability.

     o For statutory reporting purposes, revenues for universal life policies and annuity contracts, consist of the entire premium received and benefits represents the death benefits paid and the change in policy reserves. For GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

The NAIC revised the Accounting Practices and Procedures Manual in a process referred to as Codification. The revised manual will be effective January 1, 2001. The Department has adopted the provisions of the revised manual. The revised manual has changed, to some extent, prescribed statutory accounting practices and will result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. The cumulative effect of the changes in accounting principles adopted to conform to the revised Accounting Practices and Procedures Manual will be reported as an adjustment to surplus as of January 1, 2001. Management believes the impact of these changes will not result in a significant reduction in statutory-basis capital and surplus.

Significant accounting practices are as follows:

Revenues and Expenses

Annuity and universal life premiums are recognized as revenue when received. Other life insurance premiums are recognized at the beginning of each policy year. Accident and health insurance premiums are recognized as revenue when due. Policy acquisition costs are expensed as incurred.

Valuation of Investments

     o Debt securities and stock values are as prescribed by the NAIC; debt securities at amortized cost or NAIC value, preferred stocks in good standing at cost and all other stocks at market.

     o Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method, including anticipated prepayments. Prepayment assumptions are obtained from an external source and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities.

     o    The  Company's   non-insurance   subsidiaries   are  reported  at  the
          GAAP-basis of their net assets. Dividends from subsidiaries are included in net investment income. The remaining change in the subsidiaries' equity is included in the change in net unrealized capital gains or losses.

     o Mortgage loans not in default are carried at outstanding indebtedness less unamortized premium or discount. Mortgage loans in default are recorded at the lower of the related indebtedness or fair market value. Property acquired in satisfaction of debt is recorded at the lower of cost less accumulated depreciation or fair market value.

     o Real estate is carried at the lower of depreciated cost or fair market value. Depreciation is computed by the straight-line method over the estimated useful life of the asset.

     o Policy loan values are carried at outstanding indebtedness not in excess of policy cash surrender value.

     o Real estate joint ventures and partnerships are accounted for under the equity method. The equity in earnings for real estate joint ventures and general partnerships are recorded through net investment income. The equity in earnings for limited partnership interests is recorded to surplus.

     o The asset valuation reserve serves to provide a reserve, recorded through unassigned surplus, against fluctuations in the market values of bonds, stocks, mortgage loans, real estate, and other invested assets. The interest maintenance reserve defers the recognition of realized capital gains and losses resulting from changes in interest rates on fixed income investments sold and amortizes the gains and losses into investment income over the remaining life of the investments sold. The net loss deferred as a result of recording the interest maintenance reserve was $2,613,056 and $81,956, which is net of federal income tax benefit of $1,407,013 and $44,130 in 2000 and 1999, respectively.

     o Realized gains and losses from sales of securities are determined on the basis of specific identification and recognized on the trade date. Realized gains and losses, adjusted for the interest maintenance reserve, are included in the determination of net income. Adjustments to fair market value for permanent declines in value of mortgage loans, property acquired in satisfaction of debt and real estate are treated as realized losses and are included in net income. Adjustments for declines, which are not permanent, are treated as unrealized losses. Unrealized gains and losses on all investments are reported as adjustments to unassigned surplus.

Policy Reserves

Policy reserves for life insurance, annuity contracts and supplemental benefits are developed by using accepted actuarial methods and are computed principally on the Commissioner's Annuity Reserve Valuation Method. The following mortality tables and interest rates are used:

                                                          Percentage of Reserves
                                                          ----------------------
                                                             2000       1999
                                                          ----------------------

Life insurance:
   1941 Commissioners Standard Ordinary, 2-1/2% - 3%          3.4%       3.5%
   1958 Commissioners Standard Ordinary, 2-1/2% - 4-1/2%     22.9       22.8
   1980 Commissioners Standard Ordinary, 4% - 5%             41.5       38.0
Annuities:
   Various, 2-1/2% - 7-1/2%                                  30.1       33.5
Supplemental benefits:
   Various, 2-1/2% - 7-1/2%                                   1.2        1.2
Other, 2% - 5-1/2%                                            0.9        1.0
                                                            -----      -----
                                                            100.0%     100.0%
                                                            =====      =====


Surrender values on policies do not exceed the corresponding benefit reserves. Additional reserves are established when the results of cash flow testing under various interests rate scenarios indicate the need for such reserves or the net premiums exceed the gross premiums on any insurance in force.

For substandard table ratings, mean reserves are based on 125% to 500% of standard mortality rates. For flat extra ratings, mean reserves are based on the standard or substandard mortality rates increased by the cost of the additional mortality indicated by the rating period.

As of December 31, 2000, reserves of $19,384,333 are recorded on inforce amounts of $1,877,786,844 for which gross premiums are less than the net premiums according to the standard of valuation required by the Department.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula. Tabular interest on funds not involving life contingencies is calculated as one-hundredth of the product of such valuation rate of interest times the mean of the amount of funds subject to such valuation rate of interest held at the beginning and end of the year of valuation.

The liabilities related to policyholder funds left on deposit with the Company generally are equal to fund balances less applicable surrender charges.

Policy and Contract Claims

Policy claim reserves represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2000 and 1999. The reserves for unpaid claims are estimated using individual case-basis valuations and statistical analyses. These estimates are subject to the effects of trends in claim severity and frequency.

Although considerable variability is inherent in such estimates, management believes that the reserves for claims are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

Separate Account

The Company maintains a separate account, which holds assets related to the Company's variable universal life product. The assets of the separate account consist primarily of mutual funds, which are recorded at market value.

The activity within the separate account, including realized and unrealized gains or losses on its investments, has no effect on net income or capital and surplus of the Company.

Reinsurance

The Company reports related premiums and expenses gross in the Statements of Income for its reinsurance policies with unrelated entities. The net effect of premiums related to reinsurance contracts with related parties less experience refunds, benefits incurred and adjustments to reserves specified in the agreement and related expenses have been included in general expenses.

Dividends

Dividends to policyholders are determined annually by the Board of Directors. The dividends to policyholders were determined using factors based on approved dividend scales. Dividends to policyholders are reserved one year in advance through charges to operations.

Cash and Cash Equivalents

The Company considers short-term investments with an original maturity of three months or less to be cash equivalents.

Federal Income Taxes

Western and Southern files a consolidated tax return with its eligible subsidiaries, including the Company. The provision for federal income taxes is allocated to the Company using a separate return method based upon a written agreement. The benefits from losses of subsidiaries, which are utilized in the consolidated return, will be retained in the parent company under the tax sharing agreement. Any difference between the amount of tax expense or benefit under the separate return method and the amount of cash paid or received under the tax sharing agreement is treated as either a dividend or a capital contribution.

Reclassification

Previously reported amounts for 1999 have in some instances been reclassified to conform to the 2000 presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting practices prescribed or permitted by insurance regulatory authorities requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Debt and Equity Securities

Fair values for debt securities are based on quoted market prices. The amortized cost and estimated fair values of debt securities at December 31, 2000 and 1999 are as follows:

                                                                                           2000
                                                              -------------------------------------------------------------
                                                               Amortized        Unrealized      Unrealized       Estimated
                                                                  Cost             Gain           Losses         Fair Value
                                                              -------------------------------------------------------------
                                                                                      (in thousands)
U.S. Treasury securities and obligations of
    U.S. government corporations and agencies                 $   11,294       $      407       $       --       $   11,701
Debt securities issued by states of the U.S. and
    political subdivisions of the states                          30,802              834              170           31,466
Corporate securities                                           1,066,399           21,943           25,755        1,062,587
Mortgage-backed securities                                       365,215            5,638            1,457          369,396
Foreign government securities                                        250               13               --              263
                                                              -------------------------------------------------------------
Total                                                         $1,473,960       $   28,835       $   27,382       $1,475,413
                                                              =============================================================

                                                                                           1999
                                                              -------------------------------------------------------------
                                                               Amortized        Unrealized      Unrealized       Estimated
                                                                  Cost             Gain           Losses         Fair Value
                                                              -------------------------------------------------------------
                                                                                      (in thousands)
U.S. Treasury securities and obligations of
    U.S. government corporations and agencies                 $   46,352       $      129       $    2,282       $   44,199
Debt securities issued by states of the U.S. and
    political subdivisions of the states                           5,924              234               --            6,158
Corporate securities                                           1,090,067           10,274           34,372        1,065,969
Mortgage-backed securities                                       351,747            1,228           10,594          342,381
Foreign government securities                                        250               --               15              235
                                                              -------------------------------------------------------------
Total                                                         $1,494,340       $   11,865       $   47,263       $1,458,942
                                                              =============================================================

The amortized cost and estimated fair value of debt securities at December 31, 2000, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                       Amortized     Estimated
                                                         Cost        Fair Value
                                                      --------------------------
                                                            (in thousands)

Due in one year or less                               $   49,712      $   49,148
Due after one year through five years                    590,212         592,746
Due after five years through ten years                   292,815         289,732
Due after ten years                                      176,006         174,391
Mortgage-backed securities                               365,215         369,396
                                                      ----------      ----------
Total                                                 $1,473,960      $1,475,413
                                                      ==========      ==========

Proceeds from sales of investments in debt securities during 2000 and 1999 were $339,468,255 and $637,660,294, respectively. Gross gains of $1,129,109 and
$6,404,113 and gross losses of $5,149,197 and $6,528,357 were realized on those sales in 2000 and 1999, respectively.

Unrealized gains and losses on investments in common stocks and on investments in subsidiaries are reported directly in equity and do not affect net income. The gross unrealized gains and gross unrealized losses on, and the cost and fair value of those investments and preferred stocks are as follows:

                                                         2000
                              -----------------------------------------------------------
                              Amortized       Unrealized       Unrealized      Estimated
                                Cost             Gain            Losses        Fair Value
                              -----------------------------------------------------------
                                                    (in thousands)
Preferred stocks              $ 22,764         $     --         $    748         $ 22,016
                              ===========================================================
Common stock                  $106,212         $ 31,098         $ 13,046         $124,264
Subsidiaries                    52,998           28,304            9,866           71,436
                              -----------------------------------------------------------
Total common stock            $159,210         $ 59,402         $ 22,912         $195,700
                              ===========================================================

                                                         1999
                              -----------------------------------------------------------
                              Amortized       Unrealized       Unrealized      Estimated
                                Cost             Gain            Losses        Fair Value
                              -----------------------------------------------------------
                                                    (in thousands)
Preferred stocks              $ 24,765         $    271         $  1,379         $ 23,657
                              ===========================================================
Common stock                  $162,917         $ 51,883         $ 18,019         $196,781
Subsidiaries                    37,698           64,308           12,452           89,554
                              -----------------------------------------------------------
Total common stock            $200,615         $116,191         $ 30,471         $286,335
                              ===========================================================

Proceeds from sales of investments in equity securities during 2000 and 1999 were $179,979,570 and $135,502,304, respectively. Gross gains of $45,161,544 and
$37,926,375 and gross losses of $28,937,162 and $11,814,570 were realized on these sales in 2000 and 1999, respectively.

4. Fair Value of Financial Instruments

The following sets forth the fair values of the Company's financial instruments.

Fair values for debt, equity and short-term investment securities are based on quoted market prices. See footnote 3 for fair value disclosure.

The fair values of mortgage loans, consisting principally of commercial real estate loans, are estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans collateralized by properties with similar investment risk. The fair values for mortgage loans in default are established at the lower of the fair market value of the related underlying collateral or carrying value of the loan. Carrying and fair values of mortgage loans were $152,386,675 and $156,410,646, and $151,098,000 and $148,623,000 at
December 31, 2000 and 1999, respectively.

The Company believes it is not practicable to estimate the fair value of policy loans. These assets, totaling $74,798,460 and $75,808,084 at December 31, 2000 and 1999, respectively, are carried at their aggregate unpaid principal balances. Estimation of the fair value is not practicable as the loans have no stated maturity and are an integral part of the related insurance contracts.

The fair values for the Company's liabilities under investment-type insurance contracts are estimated as the contracts' cash surrender values. Carrying and fair values of investment-type contract reserves are $1,183,136,000 and $1,091,836,000, and $1,210,379,000 and $1,124,658,000 for 2000 and 1999,
respectively.

Certain reserves for investment-type insurance contracts do not include mortality or morbidity risk. Fair values for insurance reserves are not required to be disclosed. However the estimated fair values of all insurance reserves and investment contracts are taken into consideration in the Company's overall management of interest rate risk.

5. Concentrations of Credit Risk

At December 31, 2000, the Company held unrated or less-than-investment grade corporate bonds of $86,685,857, with an aggregate fair value of $74,593,504. Those holdings amounted to 5.9% of the Company's investments in bonds and less than 4.2% of the Company's total admitted assets. The Company performs periodic evaluations of the relative credit standing of the issuers of these bonds. These evaluations are considered by the Company in their overall investment strategy.

The Company's investments in mortgage loans principally involve commercial real estate. At December 31, 2000, 40.99% of such mortgages ($62,450,765) involved properties located in Florida and Ohio. Such investments consist of first mortgage liens on completed income-producing properties; the mortgage outstanding on any individual property does not exceed $6,105,031.

During 2000, the respective maximum and minimum lending rates for new commercial mortgage loans issued were 8.75% and 8.20%. At the issuance of a loan, the percentage of loan to value on any one loan does not exceed 80%. At December 31, 2000, the Company held no mortgages with interest overdue beyond one year.

The Company did not reduce interest rates on any outstanding mortgages. At December 31, 2000 the Company held no mortgage loans that require payments of principal or interest be made based upon cash flows generated by the property serving as collateral for the loans or that have a diminutive payment required. At December 31, 2000, the Company's investments in mortgage loans were not subject to prior liens. All properties covered by mortgage loans have fire insurance at least equal to the excess of the loan over the maximum loan that would be allowed on the land without the building.

Interest changes may have temporary effects on the sale and profitability of annuity products offered by the Company. Although the rates offered by the Company are adjustable in the long-term, in the short-term they may be subject to contractual and competitive restrictions which may prevent timely adjustment. The Company's management constantly monitors interest rates with respect to a spectrum of durations and sells annuities that permit flexible responses to interest rate changes as part of the Company's management of interest spreads. However, adverse changes in investment yields on invested assets will affect the earnings on those products with a guaranteed return.

6. Related Party Transactions

The Company is party to a service agreement with Western and Southern for the performance of certain legal services, investment advisory and data processing functions. The Company paid $8,728,874 and $8,627,000 in 2000 and 1999, respectively, for these services.

The Company has entered into an agreement with Western and Southern where the Company reinsured the liabilities of, and began servicing and administering the former business of, Columbus Mutual Life Insurance Company (Columbus Mutual), a former affiliate of Western and Southern which merged with Western and Southern. The agreement is anticipated to last until all obligations for policies issued by Columbus Mutual are settled. Reserves reflected on the Company's balance sheets for policies and contracts included under the Agreement are:

                                                           December 31
                                                      2000             1999
                                                    -------------------------
                                                          (in thousands)

Life and annuity reserves                           $835,099         $874,572
Accident and health reserves                          11,403           12,744

The Company participates in a short-term investment pool with its affiliates. Amounts receivable from affiliates, included in Other Assets on the Balance Sheets, were $25,608,803 and $0 at December 31, 2000 and 1999, respectively.

7. Federal Income Taxes

Following is a reconciliation between the amount of tax computed at the federal statutory rate of 35% and the federal income tax provision (exclusive of taxes related to capital gains or losses) reflected in the statements of income.

                                                                December 31
                                                              2000       1999
                                                           --------------------
                                                               (in thousands)

Income tax computed at statutory rate                      $ 14,330    $  9,952
Increase (decrease) in taxes resulting from:
   Adjustments to statutory reserves for tax purposes         3,308       4,768
   Deferred acquisition costs recorded for tax purposes       1,001       1,490
   Amortization of IMR                                       (1,015)     (1,497)
   Bond discount accretion                                   (1,138)     (1,083)
   Dividend received deduction                               (4,101)     (3,916)
   Other                                                      2,558       1,231
                                                           --------    --------
Federal income taxes                                       $ 14,943    $ 10,945
                                                           ========    ========

The Company made tax payments in the amount of $41,995,158 and $16,504,886 in 2000 and 1999, respectively.

8. Dividend Restrictions

Ohio insurance law limits the amount of dividends that can be paid to a parent in a holding company structure, without prior approval of the regulators, to the greater of ten percent of statutory surplus or the prior year statutory net gain from operations. As of December 31, 2000, the Company has $35,283,637 available for payment of dividends to Western and Southern without further approval of the regulators. No dividends were paid to Western and Southern in 2000 and 1999.

9. Contingencies

Various lawsuits have arisen in the ordinary course of the Company's business. In each of the matters, the Company believes its defenses are meritorious and that the eventual outcome will not have a material effect on the Company's financial position.

At December 31, 2000 the Company does not have any material lease agreements for office space or equipment.

10. Regulatory Matters

A reconciliation of SAP Surplus and GAAP Surplus at December 31 and SAP net income to GAAP net income for the year ended December 31 follows:

                                                                         2000             1999
                                                                      --------------------------
                                                                             (in thousands)
SAP surplus                                                           $ 352,836        $ 330,448
Deferred policy acquisition costs                                       148,303          170,223
Policy reserves                                                         (22,428)         (28,791)
Asset valuation and interest maintenance reserves                        55,951           97,811
Income taxes                                                             13,909            2,159
Net unrealized gain (loss) on available-for-sale securities              (4,437)         (35,111)
Other, net                                                               15,359           19,918
                                                                      ---------        ---------
GAAP surplus                                                          $ 559,493        $ 556,657
                                                                      =========        =========

                                                                         2000             1999
                                                                      --------------------------
                                                                             (in thousands)
SAP net income                                                        $  33,570        $  33,240
Deferred policy acquisition costs                                        (6,796)          11,792
Policy reserves                                                           4,576            1,098
Income taxes                                                              7,123           (2,336)
Interest maintenance reserve                                             (5,513)          (4,196)
Other, net                                                                8,706           14,107
                                                                      ---------        ---------
GAAP net income                                                       $  41,666        $  53,705
                                                                      =========        =========

The Company is required by statutory regulations to meet minimum risk-based capital standards. Risk-based capital is a method of measuring the minimum amount of capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile. At December 31, 2000 and 1999, the Company exceeded the minimum risk-based capital standards.

State regulatory authorities have powers relating to granting and revoking licenses to transact business, the licensing of agents, the regulation of premium rates and trade practices, the form and content of insurance policies, the content of advertising material, financial statements and the nature of permitted practices.

11. Annuity Reserves

At December 31, 2000, the Company's annuity reserves and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

                                                                                    Amount       Percent
                                                                                  -----------------------
                                                                                       (in thousands)
Subject to discretionary withdrawal:
   At book value less current surrender charge of 5% or more                      $  69,858          14.2%
Subject to discretionary withdrawal (without adjustment) at book value
   with minimal or no charge or adjustment                                          400,546          81.5%
Not subject to discretionary withdrawal                                              21,133           4.3%
                                                                                  ---------     ---------
Total annuity reserves and deposit fund liabilities before reinsurance            $ 491,537         100.0%
                                                                                  =========     =========

The annuity reserves and deposit fund liabilities are included in "Policy reserves" in the balance sheets.

12. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The ceded reinsurance agreements provide the Company with increased capacity to write larger risks and maintain its exposure to loss within its capital resources.

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

                                                           2000         1999
                                                         --------------------
                                                            (in thousands)

Premiums                                                 $13,095      $13,509
Benefits paid or provided                                  5,354        3,311
Policy and contract liabilities, at year end               2,985        3,348

At December 31, 2000 the Company has no reserves ceded to unauthorized reinsurers. Amounts payable or recoverable for reinsurance on policy and contract liabilities are not subject to periodic or maximum limits. At December 31, 2000, the Company's reinsurance recoverables are not material and no individual reinsurer owed the Company an amount that was equal to or greater than 3% of the Company's surplus.

In 2000 and 1999, the Company did not commute any ceded reinsurance nor did it enter into or engage in any agreement that reinsures policies or contracts that were in-force or had existing reserves as of the effective date of such agreements.

The Company remains obligated for amounts ceded in the event that the reinsurers do not meet their obligations.

No policies issued by the Company have been reinsured with a foreign company, which is controlled, either directly or indirectly, by a party not primarily engaged in the business of insurance.

13. Subsequent Event

On February 26, 2001, the Company obtained state approval and paid a dividend of $70,000,000 to Western and Southern. The Company's remaining surplus was well in excess of amounts required to be held by regulatory agencies.

                     UNAUDITED INTERIM FINANCIAL STATEMENTS

                               SEPARATE ACCOUNT 1

                        COLUMBUS LIFE SEPARATE ACCOUNT 1
                             STATEMENT OF NET ASSETS
                                DECEMBER 31, 2001
                                   (UNAUDITED)


ASSETS:
Investments at current market value:
     AIM Variable Insurance Funds, Inc.
         AIM V.I. Growth Fund                                        (    10,072    shares, cost $265,125 )        $166,476
         AIM V.I. Government Securities Fund                         (     1,535    shares, cost   17,793 )          17,696
     The Alger American Fund
         Alger American Small Capitalization Portfolio               (     3,401    shares, cost   80,316 )          56,279
         Alger American Growth Portfolio                             (     4,901    shares, cost  241,318 )         180,221
     Deutsche Asset Management VIT Funds
         Deutsche VIT EAFE Equity Index                              (     5,347    shares, cost   46,922 )          44,859
         Deutsche VIT Equity 500 Index Fund                          (    74,820    shares, cost  945,495 )         896,339
         Deutsche VIT Small Cap Index                                (     3,562    shares, cost   38,056 )          38,221
     Fidelity Variable Insurance Products FundS
         Fidelity VIP Equity-Income Portfolio-Service Class 2        (     2,831    shares, cost   63,861 )          63,957
         Fidelity VIP Contrafund Portfolio-Service Class 2           (     6,220    shares, cost  125,063 )         124,402
         Fidelity VIP Growth & Income Portfolio-Serivce Class 2      (    14,778    shares, cost  192,200 )         193,144
         Fidelity VIP Growth Portfolio-Serivce Class 2               (     1,910    shares, cost   65,289 )          63,684
         Fidelity VIP Asset Manager Portfolio-Service Class 2        (       107    shares, cost    1,409 )           1,535
         Fidelity VIP Balanced Portfolio-Service Class 2             (     6,361    shares, cost   85,661 )          86,578
         Fidelity VIP Mid Cap Portfolio-Service Class 2              (     5,827    shares, cost  109,900 )         113,561
         Fidelity VIP Money Market Fund Portfolio-Service Class 2    (    25,668    shares, cost   25,668 )          25,668
     Janus Aspen Series
         Janus Aspen Aggressive Growth                               (       125    shares, cost    2,763 )           2,715
         Janus Aspen Capital Appreciation                            (     5,786    shares, cost  120,923 )         119,020
         Janus Aspen Worldwide Growth                                (     2,431    shares, cost   69,004 )          68,993
     The Legends Fund, Inc.
         Harris Bretall Sullivan & Smith Equity Growth Portfolio     (         7    shares, cost       80 )              92
         Third Avenue Value Portfolio                                (    11,659    shares, cost  192,587 )         192,572
         Gabelli Large Cap Value Portfolio                           (    11,766    shares, cost   95,258 )          84,507
         Baron Small Cap Portfolio                                   (     1,727    shares, cost   20,817 )          21,759
     MFS Variable Insurance Trust
         MFS Emerging Growth Series-Initial Class                    (     7,483    shares, cost  202,169 )         134,536
         MFS Growth with Income Series-Initial Class                 (     4,476    shares, cost   88,908 )          76,676
         MFS Capital Opportunities Series-Service Class              (     9,091    shares, cost  127,713 )         122,818
         MFS Emerging Growth Series-Service Class                    (       878    shares, cost   16,289 )          15,738
         MFS Mid Cap Growth Series-Service Class                     (    15,789    shares, cost  124,346 )         125,053
         MFS New Discovery Series-Service Class                      (       675    shares, cost   10,006 )          10,272
     Oppenheimer Variable Account Funds
         Oppenheimer Aggressive Growth                               (       426    shares, cost   17,418 )          17,326
         Oppenheimer Strategic Bond                                  (       192    shares, cost      886 )             909
     Oppenheimer Panorama Series Fund, Inc.
         Oppenheimer International Growth                            (    75,631    shares, cost   86,996 )          81,681
     PIMCO Variable Insurance Trust
         Pimco Long-Term U.S. Government Bond Portfolio              (     2,151    shares, cost   21,722 )          22,089
     Touchstone Variable Series Trust
         Touchstone International Equity Fund                        (     8,826    shares, cost  101,778 )          66,722
         Touchstone Income Opportunity Fund                          (         0    shares, cost        - )               -
         Touchstone Emerging Growth Fund                             (     9,619    shares, cost  184,029 )         174,497
         Touchstone Small Cap Value Fund                             (     6,688    shares, cost   42,337 )          43,608
         Touchstone Growth/Value Fund                                (     7,841    shares, cost   69,432 )          67,827
         Touchstone Equity Fund                                      (        20    shares, cost      188 )             179
         Touchstone Enhanced 30 Fund                                 (     8,767    shares, cost   84,715 )          78,291
         Touchstone Value Plus Fund                                  (    10,342    shares, cost  109,362 )         108,385
         Touchstone Growth & Income Fund                             (     1,493    shares, cost   16,253 )          14,830
         Touchstone Balanced Fund                                    (       936    shares, cost   13,289 )          13,072
         Touchstone High Yield Bond Fund                             (     1,837    shares, cost   15,045 )          13,723
         Touchstone Bond Fund                                        (       421    shares, cost    4,593 )           4,368
         Touchstone Standby Income Fund                              (    41,721    shares, cost  412,838 )         410,948
         Touchstone Money Market Fund                                (       102    shares, cost      102 )             102


     Total assets                                                                                                 4,165,928

LIABILITIES:
Accounts payable                                                                                                       (270)
                                                                                                                 -----------
                                                                                                                       (270)

     Total net assets                                                                                            $4,166,198
                                                                                                                 ===========

NET ASSETS:
Variable Universal Life Contracts                                                                                $4,159,769
Retained in the variable account by Columbus Life Insurance Company                                                   6,429
                                                                                                                  ----------
     Total net assets                                                                                            $4,166,198
                                                                                                                 ===========

                        COLUMBUS LIFE SEPARATE ACCOUNT 1
                STATEMENT OF OPERATIONS AND CHANGES IN NET ASSETS
                   PERIOD ENDED DECEMBER 31, 2001 (UNAUDITED)

                                                                                                                 AIM V. I.
                                                                                                        AIM     GOVERNMENT
                                                                                                V.I. GROWTH     SECURITIES
                                                                                       TOTAL    SUB-ACCOUNT    SUB-ACCOUNT
                                                                                 -----------------------------------------
INCOME:
        DIVIDENDS AND CAPITAL GAINS                                              $    80,940    $       383    $       507
        MISCELLANEOUS INCOME(LOSS)                                                     9,668           (457)            (2)

EXPENSES:
        MORTALITY AND EXPENSE RISK, AND ADMINISTRATIVE CHARGE                         18,676          1,416             79
                                                                                 -----------------------------------------

        NET INVESTMENT INCOME (LOSS)                                                  71,932         (1,490)           426
                                                                                 -----------------------------------------

        NET CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS         (184,596)       (47,110)          (311)
                                                                                 -----------------------------------------

        REALIZED GAIN (LOSS) ON INVESTMENTS                                         (103,724)       (21,526)           203
                                                                                 -----------------------------------------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS                              (288,320)       (68,636)          (108)
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                     (216,388)       (70,126)           318
                                                                                 -----------------------------------------

CONTRACT OWNERS ACTIVITY:
        PAYMENTS RECEIVED FROM CONTRACT OWNERS                                     3,559,657         75,729          1,908

        NET TRANSFERS BETWEEN SUBACCOUNTS AND/OR FIXED ACCOUNT                        55,799          4,160          7,759

        WITHDRAWALS AND SURRENDERS                                                    (8,757)          (849)             -

        COST OF INSURANCE AND BENEFITS PROVIDED BY RIDERS                           (132,377)       (17,531)          (407)

        CONTRACT MAINTENANCE CHARGE                                                  (49,221)        (3,909)          (165)
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) FROM CONTRACT ACTIVITY                                     3,425,101         57,600          9,095
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) IN NET ASSETS                                              3,208,713        (12,526)         9,413
                                                                                 -----------------------------------------

NET ASSETS, AT BEGINNING OF PERIOD                                                   957,485        177,388          8,283
                                                                                 -----------------------------------------

NET ASSETS, AT END OF PERIOD                                                     $ 4,166,198    $   164,862    $    17,696
                                                                                 =========================================



                                                                                                                  DEUTSCHE
                                                                                       ALGER          ALGER            VIT
                                                                              AMERICAN SMALL       AMERICAN    EAFE EQUITY
                                                                              CAPITALIZATION         GROWTH          INDEX*
                                                                                 SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT
                                                                                 -----------------------------------------
INCOME:
        DIVIDENDS AND CAPITAL GAINS                                              $        27    $    22,868     $        -
        MISCELLANEOUS INCOME(LOSS)                                                      (227)          (217)           102

EXPENSES:
        MORTALITY AND EXPENSE RISK, AND ADMINISTRATIVE CHARGE                            485          1,620            112
                                                                                 -----------------------------------------

        NET INVESTMENT INCOME (LOSS)                                                    (684)        21,031            (10)
                                                                                 -----------------------------------------

        NET CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS           (7,030)       (18,994)        (1,679)

        REALIZED GAIN (LOSS) ON INVESTMENTS                                          (12,913)       (27,266)           (81)
                                                                                 -----------------------------------------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS                               (19,943)       (46,260)        (1,760)
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                      (20,627)       (25,229)        (1,770)
                                                                                 -----------------------------------------

CONTRACT OWNERS ACTIVITY:
        PAYMENTS RECEIVED FROM CONTRACT OWNERS                                        31,672         66,056          3,560

        NET TRANSFERS BETWEEN SUBACCOUNTS AND/OR FIXED ACCOUNT                        (5,457)       (21,651)        44,038

        WITHDRAWALS AND SURRENDERS                                                      (430)          (717)             -

        COST OF INSURANCE AND BENEFITS PROVIDED BY RIDERS                             (4,973)       (18,504)          (340)

        CONTRACT MAINTENANCE CHARGE                                                   (1,613)        (3,745)          (276)
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) FROM CONTRACT ACTIVITY                                        19,199         21,439         46,982
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) IN NET ASSETS                                                 (1,428)        (3,790)        45,212
                                                                                 -----------------------------------------

NET ASSETS, AT BEGINNING OF PERIOD                                                    57,706        183,998              -
                                                                                 -----------------------------------------

NET ASSETS, AT END OF PERIOD                                                     $    56,278    $   180,208    $    45,212
                                                                                 =========================================







                                                                                                                  FIDELITY
                                                                                                               VIP EQUITY-
                                                                                                                    INCOME
                                                                                    DEUTSCHE       DEUTSCHE     PORTFOLIO-
                                                                                  VIT EQUITY      VIT SMALL        SERVICE
                                                                                   500 INDEX      CAP INDEX*       CLASS 2*
                                                                                 SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT
INCOME:
           DIVIDENDS AND CAPITAL GAINS                                           $     8,003    $     1,965    $         -
           MISCELLANEOUS INCOME(LOSS)                                                    694            (82)            95

EXPENSES:
           MORTALITY AND EXPENSE RISK, AND ADMINISTRATIVE CHARGE                       3,142             68            122
                                                                                 -----------------------------------------

           NET INVESTMENT INCOME (LOSS)                                                5,555          1,815            (27)
                                                                                 -----------------------------------------

           NET CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS       (48,333)           265          8,566

           REALIZED GAIN (LOSS) ON INVESTMENTS                                        (2,841)           (12)          (147)
                                                                                 -----------------------------------------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS                               (51,174)           253          8,419
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                      (45,619)         2,068          8,392
                                                                                 -----------------------------------------

CONTRACT OWNERS ACTIVITY:
           PAYMENTS RECEIVED FROM CONTRACT OWNERS                                    681,178          8,944         56,023

           NET TRANSFERS BETWEEN SUBACCOUNTS AND/OR FIXED ACCOUNT                    274,208         27,500          1,524

           WITHDRAWALS AND SURRENDERS                                                 (2,729)             -              -

           COST OF INSURANCE AND BENEFITS PROVIDED BY RIDERS                         (15,158)          (100)        (1,140)

           CONTRACT MAINTENANCE CHARGE                                                (8,911)           (93)          (843)
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) FROM CONTRACT ACTIVITY                                       928,588         36,251         55,564
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) IN NET ASSETS                                                882,969         38,319         63,956
                                                                                 -----------------------------------------

NET ASSETS, AT BEGINNING OF PERIOD                                                    13,309              -              -
                                                                                 -----------------------------------------

NET ASSETS, AT END OF PERIOD                                                     $   896,278    $    38,319    $    63,956
                                                                                 =========================================



                                                                                               FIDELITY VIP
                                                                                FIDELITY VIP       GROWTH &   FIDELITY VIP
                                                                                  CONTRAFUND        INCOME          GROWTH
                                                                                  PORTFOLIO-     PORTFOLIO-     PORTFOLIO-
                                                                                     SERVICE        SERIVCE        SERIVCE
                                                                                     CLASS 2*       CLASS 2*       CLASS 2*
                                                                                 SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT
INCOME:
           DIVIDENDS AND CAPITAL GAINS                                           $         -    $         -    $         -
           MISCELLANEOUS INCOME(LOSS)                                                  1,192            687             80

EXPENSES:
           MORTALITY AND EXPENSE RISK, AND ADMINISTRATIVE CHARGE                         108            323            155
                                                                                 -----------------------------------------

           NET INVESTMENT INCOME (LOSS)                                                1,084            364            (76)
                                                                                 -----------------------------------------

           NET CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS         1,140          3,232         (1,455)

           REALIZED GAIN (LOSS) ON INVESTMENTS                                          (248)          (235)          (216)
                                                                                 -----------------------------------------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS                                   892          2,997         (1,671)
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                        1,976          3,361         (1,747)
                                                                                 -----------------------------------------

CONTRACT OWNERS ACTIVITY:
           PAYMENTS RECEIVED FROM CONTRACT OWNERS                                    122,700        110,126         57,908

           NET TRANSFERS BETWEEN SUBACCOUNTS AND/OR FIXED ACCOUNT                      2,025         81,363         10,002

           WITHDRAWALS AND SURRENDERS                                                      -              -              -

           COST OF INSURANCE AND BENEFITS PROVIDED BY RIDERS                          (1,299)          (977)        (1,365)

           CONTRACT MAINTENANCE CHARGE                                                (1,001)          (727)        (1,117)
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) FROM CONTRACT ACTIVITY                                       122,425        189,785         65,428
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) IN NET ASSETS                                                124,401        193,146         63,682
                                                                                 -----------------------------------------

NET ASSETS, AT BEGINNING OF PERIOD                                                         -              -              -
                                                                                 -----------------------------------------

NET ASSETS, AT END OF PERIOD                                                     $   124,401    $   193,146    $    63,682
                                                                                 =========================================



                                                                               FIDELITY  VIP   FIDELITY VIP   FIDELITY VIP
                                                                               ASSET MANAGER       BALANCED        MID CAP
                                                                                  PORTFOLIO-     PORTFOLIO-     PORTFOLIO-
                                                                                     SERVICE        SERVICE        SERVICE
                                                                                     CLASS 2*       CLASS 2*       CLASS 2*
                                                                                 SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT
                                                                                 -----------------------------------------
INCOME:
           DIVIDENDS AND CAPITAL GAINS                                           $         -    $         -    $         -
           MISCELLANEOUS INCOME(LOSS)                                                      1            791            608

EXPENSES:
           MORTALITY AND EXPENSE RISK, AND ADMINISTRATIVE CHARGE                           5             38             59
                                                                                 -----------------------------------------

           NET INVESTMENT INCOME (LOSS)                                                   (4)           753            549
                                                                                 -----------------------------------------

           NET CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS           226         14,997          3,949

           REALIZED GAIN (LOSS) ON INVESTMENTS                                            (3)           (58)           (97)
                                                                                 -----------------------------------------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS                                   223         14,939          3,852
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                          219         15,692          4,401
                                                                                 -----------------------------------------

CONTRACT OWNERS ACTIVITY:
           PAYMENTS RECEIVED FROM CONTRACT OWNERS                                      1,454         72,401        109,518

           NET TRANSFERS BETWEEN SUBACCOUNTS AND/OR FIXED ACCOUNT                          -           (162)           613

           WITHDRAWALS AND SURRENDERS                                                      -              -              -

           COST OF INSURANCE AND BENEFITS PROVIDED BY RIDERS                             (70)          (850)          (520)

           CONTRACT MAINTENANCE CHARGE                                                   (67)          (504)          (461)
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) FROM CONTRACT ACTIVITY                                         1,317         70,885        109,150
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) IN NET ASSETS                                                  1,536         86,577        113,551
                                                                                 -----------------------------------------

NET ASSETS, AT BEGINNING OF PERIOD                                                         -              -              -
                                                                                 -----------------------------------------

NET ASSETS, AT END OF PERIOD                                                     $     1,536    $    86,577    $   113,551
                                                                                 =========================================



                                                                                FIDELITY VIP
                                                                                MONEY MARKET
                                                                                        FUND
                                                                                  PORTFOLIO-    JANUS ASPEN    JANUS ASPEN
                                                                                     SERVICE     AGGRESSIVE        CAPITAL
                                                                                     CLASS 2*        GROWTH*  APPRECIATION*
                                                                                 SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT
INCOME:
           DIVIDENDS AND CAPITAL GAINS                                           $       224    $         -    $       244
           MISCELLANEOUS INCOME(LOSS)                                                     36             22            634
                                                                                 -----------------------------------------

EXPENSES:
           MORTALITY AND EXPENSE RISK, AND ADMINISTRATIVE CHARGE                       2,308              7            268
                                                                                 -----------------------------------------

           NET INVESTMENT INCOME (LOSS)                                               (2,048)            15            610
                                                                                 -----------------------------------------

           NET CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS             -            (48)        (1,903)

           REALIZED GAIN (LOSS) ON INVESTMENTS                                             -           (228)          (152)
                                                                                 -----------------------------------------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS                                     -           (276)        (2,055)
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                       (2,048)          (261)        (1,445)
                                                                                 -----------------------------------------

CONTRACT OWNERS ACTIVITY:
           PAYMENTS RECEIVED FROM CONTRACT OWNERS                                     38,391          3,240         39,806

           NET TRANSFERS BETWEEN SUBACCOUNTS AND/OR FIXED ACCOUNT                      2,572             60         82,532

           WITHDRAWALS AND SURRENDERS                                                      -              -              -

           COST OF INSURANCE AND BENEFITS PROVIDED BY RIDERS                          (7,812)          (175)        (1,044)

           CONTRACT MAINTENANCE CHARGE                                                (5,436)          (154)          (844)
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) FROM CONTRACT ACTIVITY                                        27,715          2,971        120,450
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) IN NET ASSETS                                                 25,667          2,710        119,005
                                                                                 -----------------------------------------

NET ASSETS, AT BEGINNING OF PERIOD                                                         -              -              -
                                                                                 -----------------------------------------

NET ASSETS, AT END OF PERIOD                                                     $    25,667    $     2,710    $   119,005
                                                                                 =========================================



                                                                                                    LEGENDS
                                                                                                     HARRIS        LEGENDS
                                                                                 JANUS ASPEN        BRETALL          THIRD
                                                                                   WORLDWIDE         EQUITY         AVENUE
                                                                                      GROWTH*        GROWTH*         VALUE*
                                                                                 SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT
                                                                                 -----------------------------------------
INCOME:
           DIVIDENDS AND CAPITAL GAINS                                           $        53    $         9    $       809
           MISCELLANEOUS INCOME(LOSS)                                                    460             (4)         3,219

EXPENSES:
           MORTALITY AND EXPENSE RISK, AND ADMINISTRATIVE CHARGE                         131              -            252
                                                                                 -----------------------------------------

           NET INVESTMENT INCOME (LOSS)                                                  382              5          3,776
                                                                                 -----------------------------------------

           NET CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS           (12)            12            375

           REALIZED GAIN (LOSS) ON INVESTMENTS                                          (139)           (25)           (73)
                                                                                 -----------------------------------------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS                                  (151)           (13)           302
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                          231             (8)         4,078
                                                                                 -----------------------------------------

CONTRACT OWNERS ACTIVITY:
           PAYMENTS RECEIVED FROM CONTRACT OWNERS                                     31,326            100        107,050

           NET TRANSFERS BETWEEN SUBACCOUNTS AND/OR FIXED ACCOUNT                     38,812              -         83,192

           WITHDRAWALS AND SURRENDERS                                                      -              -              -

           COST OF INSURANCE AND BENEFITS PROVIDED BY RIDERS                            (799)             -           (690)

           CONTRACT MAINTENANCE CHARGE                                                  (591)             -           (668)
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) FROM CONTRACT ACTIVITY                                        68,748            100        188,884
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) IN NET ASSETS                                                 68,979             92        192,962
                                                                                 -----------------------------------------

NET ASSETS, AT BEGINNING OF PERIOD                                                         -              -              -
                                                                                 -----------------------------------------

NET ASSETS, AT END OF PERIOD                                                     $    68,979    $        92    $   192,962
                                                                                 =========================================




                                                                                                                   MFS VIT
                                                                                                                  EMERGING
                                                                                                                    GROWTH
                                                                                     LEGENDS        LEGENDS       SERIES -
                                                                               GABELLI LARGE          BARON        INITIAL
                                                                                   CAP VALUE*     SMALL CAP*         CLASS
                                                                                 SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT
                                                                                 -----------------------------------------
INCOME:
           DIVIDENDS AND CAPITAL GAINS                                           $     2,074    $         -    $     7,451
           MISCELLANEOUS INCOME(LOSS)                                                  1,197          1,162           (393)

EXPENSES:
           MORTALITY AND EXPENSE RISK, AND ADMINISTRATIVE CHARGE                         104             24          1,070
                                                                                 -----------------------------------------

           NET INVESTMENT INCOME (LOSS)                                                3,167          1,138          5,988

           NET CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS       (10,777)           939        (39,322)

           REALIZED GAIN (LOSS) ON INVESTMENTS                                          (167)           263        (18,255)
                                                                                 -----------------------------------------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS                               (10,944)         1,202        (57,577)
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                       (7,777)         2,340        (51,589)
                                                                                 -----------------------------------------

CONTRACT OWNERS ACTIVITY:
           PAYMENTS RECEIVED FROM CONTRACT OWNERS                                     92,407         19,201         58,441

           NET TRANSFERS BETWEEN SUBACCOUNTS AND/OR FIXED ACCOUNT                      1,636            775          7,954

           WITHDRAWALS AND SURRENDERS                                                      -              -           (926)

           COST OF INSURANCE AND BENEFITS PROVIDED BY RIDERS                          (1,001)          (313)       (13,999)

           CONTRACT MAINTENANCE CHARGE                                                  (784)          (247)        (2,353)
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) FROM CONTRACT ACTIVITY                                        92,258         19,416         49,117
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) IN NET ASSETS                                                 84,481         21,756         (2,472)
                                                                                 -----------------------------------------

NET ASSETS, AT BEGINNING OF PERIOD                                                         -              -        137,004
                                                                                 -----------------------------------------

NET ASSETS, AT END OF PERIOD                                                     $    84,481    $    21,756    $   134,532
                                                                                 -----------------------------------------



                                                                                                MFS CAPITAL   MFS EMERGING
                                                                                              OPPORTUNITIES         GROWTH
                                                                                         MFS        SERIES-        SERIES-
                                                                                  VIT GROWTH        SERVICE        SERVICE
                                                                                 WITH INCOME          CLASS*        CLASS*
                                                                                 SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT
                                                                                 -----------------------------------------
INCOME:
           DIVIDENDS AND CAPITAL GAINS                                           $     2,424    $         8    $         7
           MISCELLANEOUS INCOME(LOSS)                                                    (65)           812             11

EXPENSES:
           MORTALITY AND EXPENSE RISK, AND ADMINISTRATIVE CHARGE                         673             79             40
                                                                                 -----------------------------------------

           NET INVESTMENT INCOME (LOSS)                                                1,686            741            (22)
                                                                                 -----------------------------------------

           NET CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS       (11,003)        (2,705)          (553)

           REALIZED GAIN (LOSS) ON INVESTMENTS                                        (5,356)          (888)          (157)
                                                                                 -----------------------------------------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS                               (16,359)        (3,593)          (710)
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                      (14,673)        (2,852)          (732)
                                                                                 -----------------------------------------

CONTRACT OWNERS ACTIVITY:
           PAYMENTS RECEIVED FROM CONTRACT OWNERS                                     41,749        126,007          9,850

           NET TRANSFERS BETWEEN SUBACCOUNTS AND/OR FIXED ACCOUNT                    (26,667)           473          7,255

           WITHDRAWALS AND SURRENDERS                                                   (110)             -              -

           COST OF INSURANCE AND BENEFITS PROVIDED BY RIDERS                          (7,055)          (470)          (319)

           CONTRACT MAINTENANCE CHARGE                                                (1,107)          (340)          (317)
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) FROM CONTRACT ACTIVITY                                         6,810        125,670         16,469
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) IN NET ASSETS                                                 (7,863)       122,818         15,737
                                                                                 -----------------------------------------

NET ASSETS, AT BEGINNING OF PERIOD                                                    84,536              -              -
                                                                                 -----------------------------------------

NET ASSETS, AT END OF PERIOD                                                     $    76,673    $   122,818    $    15,737
                                                                                 =========================================



                                                                                 MFS MID CAP        MFS NEW
                                                                                      GROWTH      DISCOVERY
                                                                                     SERIES-        SERIES-    OPPENHEIMER
                                                                                     SERVICE        SERVICE     AGGRESSIVE
                                                                                       CLASS*         CLASS*        GROWTH*
                                                                                 SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT
                                                                                 -----------------------------------------
INCOME:
           DIVIDENDS AND CAPITAL GAINS                                           $         1    $         3    $         -
           MISCELLANEOUS INCOME(LOSS)                                                   (559)            46            (42)

EXPENSES:
           MORTALITY AND EXPENSE RISK, AND ADMINISTRATIVE CHARGE                         260             22             58
                                                                                 -----------------------------------------

           NET INVESTMENT INCOME (LOSS)                                                 (818)            27           (100)
                                                                                 -----------------------------------------

           NET CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS         6,469          2,296            (93)

           REALIZED GAIN (LOSS) ON INVESTMENTS                                        (4,286)           (51)           (99)
                                                                                 -----------------------------------------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS                                 2,183          2,245           (192)
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                        1,365          2,272           (292)
                                                                                 -----------------------------------------

CONTRACT OWNERS ACTIVITY:
           PAYMENTS RECEIVED FROM CONTRACT OWNERS                                     42,385          9,899         17,456

           NET TRANSFERS BETWEEN SUBACCOUNTS AND/OR FIXED ACCOUNT                     82,511            506            793

           WITHDRAWALS AND SURRENDERS                                                      -              -              -

           COST OF INSURANCE AND BENEFITS PROVIDED BY RIDERS                            (686)          (264)          (331)

           CONTRACT MAINTENANCE CHARGE                                                  (516)          (111)          (301)
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) FROM CONTRACT ACTIVITY                                       123,694         10,030         17,617
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) IN NET ASSETS                                                125,059         12,302         17,325
                                                                                 -----------------------------------------

NET ASSETS, AT BEGINNING OF PERIOD                                                         -              -              -
                                                                                 -----------------------------------------

NET ASSETS, AT END OF PERIOD                                                     $   125,059    $    12,302    $    17,325
                                                                                 =========================================








                                                                                                                     PIMCO
                                                                                                                 LONG-TERM
                                                                                 OPPENHEIMER    OPPENHEIMER           U.S.
                                                                                   STRATEGIC  INTERNATIONAL     GOVERNMENT
                                                                                        BOND*        GROWTH*          BOND
                                                                                  SUB-ACCOUNT   SUB-ACCOUNT    SUB-ACCOUNT
                                                                                 -----------------------------------------
INCOME:
           DIVIDENDS AND CAPITAL GAINS                                           $         -    $         -    $     1,799
           MISCELLANEOUS INCOME(LOSS)                                                     (0)            84             (5)

EXPENSES:
           MORTALITY AND EXPENSE RISK, AND ADMINISTRATIVE CHARGE                           2             30            199
                                                                                 -----------------------------------------

           NET INVESTMENT INCOME (LOSS)                                                   (2)            54          1,595
                                                                                 -----------------------------------------

           NET CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS            23         (5,315)        (1,329)

           REALIZED GAIN (LOSS) ON INVESTMENTS                                             1           (163)           834
                                                                                 -----------------------------------------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS                                    24         (5,478)          (495)
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                           22         (5,424)         1,100
                                                                                 -----------------------------------------

CONTRACT OWNERS ACTIVITY:
           PAYMENTS RECEIVED FROM CONTRACT OWNERS                                      1,106         83,441          3,538

           NET TRANSFERS BETWEEN SUBACCOUNTS AND/OR FIXED ACCOUNT                         (2)         4,136         (6,364)

           WITHDRAWALS AND SURRENDERS                                                      -              -            (27)

           COST OF INSURANCE AND BENEFITS PROVIDED BY RIDERS                            (103)          (233)        (1,089)

           CONTRACT MAINTENANCE CHARGE                                                  (113)          (240)          (173)
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) FROM CONTRACT ACTIVITY                                           888         87,104         (4,115)
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) IN NET ASSETS                                                    910         81,680         (3,015)
                                                                                 -----------------------------------------

NET ASSETS, AT BEGINNING OF PERIOD                                                         -              -         25,104
                                                                                 -----------------------------------------

NET ASSETS, AT END OF PERIOD                                                     $       910    $    81,680    $    22,089
                                                                                 =========================================



                                                                                                 TOUCHSTONE
                                                                                  TOUCHSTONE         INCOME     TOUCHSTONE
                                                                               INTERNATIONAL    OPPORTUNITY       EMERGING
                                                                                 EQUITY FUND        FUND ***   GROWTH FUND
                                                                                 SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT
                                                                                 -----------------------------------------
INCOME:
           DIVIDENDS AND CAPITAL GAINS                                           $         -    $         6    $    13,845
           MISCELLANEOUS INCOME(LOSS)                                                   (504)             1              3

EXPENSES:
           MORTALITY AND EXPENSE RISK, AND ADMINISTRATIVE CHARGE                         537              -            743
                                                                                 -----------------------------------------

           NET INVESTMENT INCOME (LOSS)                                               (1,041)             7         13,105
                                                                                 -----------------------------------------

           NET CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS       (14,940)            18         (5,324)

           REALIZED GAIN (LOSS) ON INVESTMENTS                                        (6,363)           (20)        (1,365)
                                                                                 -----------------------------------------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS                               (21,303)            (2)        (6,689)
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                      (22,344)             5          6,416
                                                                                 -----------------------------------------

CONTRACT OWNERS ACTIVITY:
           PAYMENTS RECEIVED FROM CONTRACT OWNERS                                     27,042              -         76,081

           NET TRANSFERS BETWEEN SUBACCOUNTS AND/OR FIXED ACCOUNT                      9,368              -         53,828

           WITHDRAWALS AND SURRENDERS                                                 (1,115)          (106)        (1,048)

           COST OF INSURANCE AND BENEFITS PROVIDED BY RIDERS                          (3,750)             -         (4,061)

           CONTRACT MAINTENANCE CHARGE                                                (1,196)             -         (1,760)
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) FROM CONTRACT ACTIVITY                                        30,349           (106)       123,040
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) IN NET ASSETS                                                  8,005           (101)       129,456
                                                                                 -----------------------------------------

NET ASSETS, AT BEGINNING OF PERIOD                                                    58,714            101         45,038
                                                                                 -----------------------------------------

NET ASSETS, AT END OF PERIOD                                                     $    66,719    $         -    $   174,494
                                                                                 =========================================



                                                                                  TOUCHSTONE     TOUCHSTONE
                                                                                   SMALL CAP   GROWTH/VALUE     TOUCHSTONE
                                                                                  VALUE FUND          FUND**  EQUITY FUND**
                                                                                 SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT
                                                                                 -----------------------------------------
INCOME:
           DIVIDENDS AND CAPITAL GAINS                                           $       142    $         -    $         -
           MISCELLANEOUS INCOME(LOSS)                                                    (19)           853              0

EXPENSES:
           MORTALITY AND EXPENSE RISK, AND ADMINISTRATIVE CHARGE                         160             27              -
                                                                                 -----------------------------------------

           NET INVESTMENT INCOME (LOSS)                                                  (37)           826              0
                                                                                 -----------------------------------------

           NET CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS         5,748         (1,605)            (9)

           REALIZED GAIN (LOSS) ON INVESTMENTS                                        (2,588)          (258)           (12)
                                                                                 -----------------------------------------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS                                 3,160         (1,863)           (21)
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                        3,123         (1,037)           (21)
                                                                                 -----------------------------------------

CONTRACT OWNERS ACTIVITY:
           PAYMENTS RECEIVED FROM CONTRACT OWNERS                                     15,735         62,509            200

           NET TRANSFERS BETWEEN SUBACCOUNTS AND/OR FIXED ACCOUNT                     18,730          6,710              -

           WITHDRAWALS AND SURRENDERS                                                    (99)             -              -

           COST OF INSURANCE AND BENEFITS PROVIDED BY RIDERS                          (1,215)          (249)

           CONTRACT MAINTENANCE CHARGE                                                  (354)          (105)
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) FROM CONTRACT ACTIVITY                                        32,797         68,865            200
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) IN NET ASSETS                                                 35,920         67,828            179
                                                                                 -----------------------------------------

NET ASSETS, AT BEGINNING OF PERIOD                                                     7,689              -              -
                                                                                 -----------------------------------------

NET ASSETS, AT END OF PERIOD                                                     $    43,609    $    67,828    $       179
                                                                                 =========================================



                                                                                  TOUCHSTONE     TOUCHSTONE     TOUCHSTONE
                                                                                 ENHANCED 30     VALUE PLUS       GROWTH &
                                                                                        FUND           FUND    INCOME FUND
                                                                                 SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT
                                                                                 -----------------------------------------
INCOME:
           DIVIDENDS AND CAPITAL GAINS                                           $       745    $     1,196    $     1,033
           MISCELLANEOUS INCOME(LOSS)                                                      -           (155)            34

EXPENSES:
           MORTALITY AND EXPENSE RISK, AND ADMINISTRATIVE CHARGE                         624            319            127
                                                                                 -----------------------------------------

           NET INVESTMENT INCOME (LOSS)                                                  121            722            940
                                                                                 -----------------------------------------

           NET CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS        (7,193)        (1,244)        (1,772)

           REALIZED GAIN (LOSS) ON INVESTMENTS                                          (920)          (655)           (69)
                                                                                 -----------------------------------------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS                                (8,113)        (1,899)        (1,841)
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                       (7,992)        (1,177)          (901)
                                                                                 -----------------------------------------

CONTRACT OWNERS ACTIVITY:
           PAYMENTS RECEIVED FROM CONTRACT OWNERS                                     19,498         95,430         13,374

           NET TRANSFERS BETWEEN SUBACCOUNTS AND/OR FIXED ACCOUNT                     11,418          2,212         (5,611)

           WITHDRAWALS AND SURRENDERS                                                    (15)           (28)          (421)

           COST OF INSURANCE AND BENEFITS PROVIDED BY RIDERS                          (4,058)        (1,449)        (1,150)

           CONTRACT MAINTENANCE CHARGE                                                  (897)          (570)          (487)
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) FROM CONTRACT ACTIVITY                                        25,946         95,595          5,705
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) IN NET ASSETS                                                 17,954         94,418          4,804
                                                                                 -----------------------------------------

NET ASSETS, AT BEGINNING OF PERIOD                                                    60,336         13,138         10,026
                                                                                 -----------------------------------------

NET ASSETS, AT END OF PERIOD                                                     $    78,290    $   107,556    $    14,830
                                                                                 =========================================



                                                                                  TOUCHSTONE     TOUCHSTONE
                                                                                    BALANCED     HIGH YIELD     TOUCHSTONE
                                                                                        FUND      BOND FUND      BOND FUND
                                                                                 SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT
                                                                                 -----------------------------------------
INCOME:
           DIVIDENDS AND CAPITAL GAINS                                           $       592    $     1,320    $       266
           MISCELLANEOUS INCOME(LOSS)                                                    (94)             1           (117)

EXPENSES:
           MORTALITY AND EXPENSE RISK, AND ADMINISTRATIVE CHARGE                          96             92             11
                                                                                 -----------------------------------------

           NET INVESTMENT INCOME (LOSS)                                                  402          1,229            138
                                                                                 -----------------------------------------

           NET CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS          (145)          (533)          (227)

           REALIZED GAIN (LOSS) ON INVESTMENTS                                           (66)           (44)            27
                                                                                 -----------------------------------------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS                                  (211)          (577)          (200)
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                          191            652            (62)
                                                                                 -----------------------------------------

CONTRACT OWNERS ACTIVITY:
           PAYMENTS RECEIVED FROM CONTRACT OWNERS                                     12,856          2,688          4,900

           NET TRANSFERS BETWEEN SUBACCOUNTS AND/OR FIXED ACCOUNT                     (1,975)         3,460            (38)

           WITHDRAWALS AND SURRENDERS                                                    (28)             -           (109)

           COST OF INSURANCE AND BENEFITS PROVIDED BY RIDERS                            (622)          (660)          (229)

           CONTRACT MAINTENANCE CHARGE                                                  (190)           (97)          (212)
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) FROM CONTRACT ACTIVITY                                        10,041          5,391          4,312
                                                                                 -----------------------------------------

NET INCREASE (DECREASE) IN NET ASSETS                                                 10,233          6,043          4,250
                                                                                 -----------------------------------------

NET ASSETS, AT BEGINNING OF PERIOD                                                     2,840          7,680            118
                                                                                 -----------------------------------------

NET ASSETS, AT END OF PERIOD                                                     $    13,073    $    13,723    $     4,368
                                                                                 =========================================




                                                                                  TOUCHSTONE
                                                                                     STANDBY     TOUCHSTONE
                                                                                      INCOME   MONEY MARKET
                                                                                        FUND          FUND**
                                                                                 SUB-ACCOUNT    SUB-ACCOUNT
                                                                                 --------------------------

INCOME:
           DIVIDENDS AND CAPITAL GAINS                                           $    12,933    $         2
           MISCELLANEOUS INCOME(LOSS)                                                   (215)             -

EXPENSES:
           MORTALITY AND EXPENSE RISK, AND ADMINISTRATIVE CHARGE                       2,681              -
                                                                                 --------------------------
           NET INVESTMENT INCOME (LOSS)                                               10,037              2
                                                                                 --------------------------
           NET CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS        (1,887)             -

           REALIZED GAIN (LOSS) ON INVESTMENTS                                         2,990              -
                                                                                 --------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS                                 1,103              -
                                                                                 --------------------------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                       11,140              2
                                                                                 --------------------------

CONTRACT OWNERS ACTIVITY:
           PAYMENTS RECEIVED FROM CONTRACT OWNERS                                  1,104,668            106

           NET TRANSFERS BETWEEN SUBACCOUNTS AND/OR FIXED ACCOUNT                   (748,399)             -

           WITHDRAWALS AND SURRENDERS                                                      -              -

           COST OF INSURANCE AND BENEFITS PROVIDED BY RIDERS                         (15,317)             -

           CONTRACT MAINTENANCE CHARGE                                                (5,620)            (6)
                                                                                 --------------------------

NET INCREASE (DECREASE) FROM CONTRACT ACTIVITY                                       335,332            100
                                                                                 --------------------------

NET INCREASE (DECREASE) IN NET ASSETS                                                346,472            102
                                                                                 --------------------------

NET ASSETS, AT BEGINNING OF PERIOD                                                    64,477              -
                                                                                 --------------------------

NET ASSETS, AT END OF PERIOD                                                     $   410,949    $       102
                                                                                 ==========================


*    For the period March 19, 2001  (commencement of operations) to December 31,
     2001

**   For the period May 2, 2001  (commencement  of  operations)  to December 31,
     2001

*** For the period January 1, 2001 to June 25, 2001 (fund closed operations, remaining assets transferred to Touchstone High Yield Fund)



                    UNAUDITED INTERIM FINANCIAL STATEMENTS

                                  COLUMBUS LIFE


                         COLUMBUS LIFE INSURANCE COMPANY

                         BALANCE SHEET - STATUTORY-BASIS
                         SEPTEMBER 30, 2001 (UNAUDITED)
                                 (IN THOUSANDS)



ADMITTED ASSETS

Debt securities                                                       $1,477,836
Preferred and common stocks                                              185,978
Mortgage loans                                                           151,598
Policy loans                                                              74,636
Real estate                                                                1,896
Cash, cash equivalents and short-term investments                         55,088
Other invested assets                                                     70,479
                                                                      ----------
Total cash and invested assets                                         2,017,511

Premiums deferred and uncollected                                          4,475
Investment income due and accrued                                         32,043
Other assets                                                              27,615
Separate account assets                                                    2,869
                                                                      ----------
Total admitted assets                                                 $2,084,513
                                                                      ==========

LIABILITIES AND CAPITAL AND SURPLUS

Policy reserves                                                       $1,655,638
Policy claims in process of settlement                                     6,137
Dividends payable to policyholders                                        15,592
Other liabilities 49,044
Federal income taxes payable to parent                                     8,314
Interest maintenance reserve                                              10,985
Asset valuation reserve                                                   14,070
Separate account liabilities                                               2,869
                                                                      ----------
Total liabilities                                                      1,762,649

CAPITAL AND SURPLUS

Common stock, $1 par value, authorized 10,000
    shares, issued and outstanding 10,000 shares                          10,000
Paid-in surplus                                                           41,600
Unassigned surplus                                                       270,264
                                                                      ----------
Total capital and surplus                                                321,864
                                                                      ----------
Total liabilities and capital and surplus                             $2,084,513
                                                                      ==========


                        Columbus Life Insurance Company

                      Statement of Income - Statutory-Basis
                    For the nine months ended September 30,
                                2001 (unaudited)
                                 ( in thousands)

Revenue:
         Premiums                                                                $119,507
         Net investment income                                                    105,391
         Considerations for supplementary contracts and dividend accumulations        639
         Other                                                                        262
                                                                                 --------
                                                                                  225,799

Policy benefits and expenses:
         Death benefits                                                            32,471
         Annuity benefits                                                           5,560
         Disability and accident and health benefits                                1,809
         Surrender benefits                                                        77,506
         Other benefits                                                             3,615
         Increase in policy reserve and other policyholders' funds                 29,894
         Net transfers to separate account                                          2,525
         Commissions on premiums                                                   18,215
         General expenses                                                          21,452
                                                                                 --------
                                                                                  193,047
                                                                                 --------

Gain from operations before dividends to policyholders,
        federal income taxes and net realized capital gains                        32,752

Dividends to policyholders                                                         11,691
                                                                                 --------
Gain from operations before federal income taxes
         and net realized capital gains                                            21,061

Federal income taxes                                                                8,302
                                                                                 --------
Net gain from operations before net realized capital gains                         12,759

Net realized capital gains, less federal income tax expense of $2,402
    and transfers to the interest maintenance of $1,445                                17
                                                                                 --------
Net income                                                                       $ 12,776
                                                                                 ========

                                     PART II

              INFORMATION NOT REQUIRED TO BE FILED IN A PROSPECTUS

Undertaking to File Reports

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Information and Undertaking Pursuant to Rule 484(b)(1) under the Securities Act of 1933

The Code of Regulations of Columbus Life Insurance Company provides in Article VI that:

                                   ARTICLE VI
                          Indemnification and Insurance

         Section 1. Indemnification. To the fullest extent not prohibited by applicable law, the corporation shall indemnify each director, officer and employee against any and all costs and expenses (including attorney fees, judgments, fines, penalties, amounts paid in settlement, and other disbursements) actually and reasonably incurred by or imposed upon such director, officer or employee in connection with any action, suit, investigation or proceeding (or any claim or other matter therein), whether civil, criminal, administrative or otherwise in nature, including any settlements thereof or any appeals therein, with respect to which such director, officer or employee is named or otherwise becomes or is threatened to be made a party by reason of being or at any time having been a director, officer or employee of the corporation, or, at the direction or request of the corporation, a director, trustee, officer, administrator, manager, employee, adviser or other agent of or fiduciary for any other corporation, partnership, trust, venture or other entity or enterprise including any employee benefit plan; provided, however, that no person shall be indemnified to the extent, if any, that the directors, acting at a meeting at which a quorum of directors who are not parties to or threatened with any such action, suit, investigation or proceeding, determine that such indemnification is contrary to applicable law.

         Any director who is a party to or threatened with any such action, suit, investigation or proceeding shall not be qualified to vote; and if for this reason a quorum of directors, who are not disqualified from voting by reason of being parties to or threatened with such action, suit, investigation or proceeding, cannot be obtained, such determination shall be made by three attorneys at law, who have not theretofore represented the corporation in any matter and who shall be selected by all of the officers and directors of the corporation who are not parties to or threatened with any such action, suit, investigation or proceeding. If there are no officers or directors who are qualified to make such selection, the selection shall be made by a Judge of the Court of Common

         Pleas of Hamilton County, Ohio. Such indemnification shall not be deemed exclusive of any other right to which such director, officer or employee may be entitled under the Articles of Incorporation, this Code of Regulations, any agreement, any insurance purchased by the corporation, vote of shareholders or otherwise.

         Section 2. Insurance. The Board of Directors of the corporation may secure and maintain such policies of insurance as it may consider appropriate to insure any person who is serving or has served as a director, officer or employee of the corporation, or who is serving or has served at the request of the corporation as a director, trustee, officer, manager, employee, adviser or other agent of or fiduciary for any other corporation, partnership, trust, venture, or other entity or enterprise including any employee benefit plan against any liability asserted against and incurred by such person.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Representation Regarding the Reasonableness of Aggregate Fees and Charges Deducted under Policies Pursuant to Section 26(e)(2)(A) of the Investment Company Act of 1940

Pursuant to Section 26(e) of the Investment Company Act of 1940, as amended, Columbus Life Insurance Company represents that, with respect to the Policies registered with the Securities and Exchange Commission by this Registration Statement, as it may be amended, and offered by the Prospectus included in the Registration Statement, all fees and charges imposed for any purpose and in any manner and deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Columbus Life Insurance Company.



                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

         The facing sheet

         Reconciliation and Tie between the Items in Form N-8B-2 and the Prospectus

         The Prospectus consisting of 83 pages
                                      --

         The undertaking to file reports

         Other undertakings and representations

         The signatures

         Written consents

         The following exhibits:

         1.       Exhibits required by Article IX, paragraph A, of Form N-8B-2:

         (1) Resolution of Board of Directors of the Columbus Life Insurance Company dated September 10, 1998 authorizing the establishment of the Separate Account (1)

         (2)      Not applicable

         (3)  (a) (i)   Distributor Agreement between the Columbus Life
Insurance Company, on behalf of Separate Account 1, and Touchstone Securities, Inc. (2)

                  (ii) Addendum to Schedule A of Distributor Agreement between the Columbus Life Insurance Company, on behalf of Separate Account 1, and Touchstone Securities, Inc., and its affiliated insurance agencies (filed herewith)

                  (iii) Supplemental Addendum to Schedule A of Distributor Agreement between the Columbus Life Insurance Company, on behalf of Separate Account 1, and Touchstone Securities, Inc., and its affiliated insurance agencies. (filed herewith)

              (b) (i) Form of General Agency Agreement by and between Touchstone Securities, Inc., its affiliated insurance agencies, a broker-dealer and a life agency (3)

                  (ii) Commission Schedule to Form of General Agency Agreement by and between Touchstone Securities, Inc., its affiliated insurance agencies, a broker-dealer and a life agency (filed herewith)

                  (iii) Form of Broker-Dealer Sales Agreement by and between Touchstone Securities, Inc., Columbus Life Insurance Company and a broker-dealer (filed herewith)

         (4)            Not applicable

         (5)  (a)       Form of Survivorship Variable Universal Life Insurance
Policy issued by Columbus Life Insurance Company (8)

              (b)       Form of Accelerated Death Benefit Rider (3)

              (c)       Form of Other Insured Rider (filed herewith)

              (d)       Form of Accelerated Death Benefit Plus Rider (3)

              (e)       Form of Extended Coverage Benefit Rider (filed herewith

              (f) Form of Extended No-Lapse Guarantee Rider (filed herewith)

              (g) Form of Last Survivor Additional Life Rider (filed herewith)

              (h)       Form of Estate Protection Rider (filed herewith)

              (i)       Form of Estate Tax Repeal Rider (filed herewith)

         (6)  (a) (i)   Certificate of Incorporation of the Columbus Life
Insurance Company (5)

                  (ii) Certificate of Amendment of Articles of Incorporation of Columbus Life Insurance Company (5)

              (b)       Code of Regulations of the Columbus Life Insurance
Company (5)

         (7)            Not applicable

         (8)  (a) (i)   Fund Participation Agreement between Columbus Life
Insurance Company and Touchstone Variable Series Trust (5)

                  (ii)  Amended Exhibit B to the Fund Participation
Agreement between Columbus Life Insurance Company and Touchstone Variable Series Trust (6)

                  (iii) Amendment to Fund Participation Agreement between Columbus Life Insurance Company and Touchstone Variable Series Trust (6)

                  (iv)  Amended Exhibit A to the Fund Participation
Agreement between Columbus Life Insurance Company and Touchstone Variable Series Trust (filed herewith)

              (b) (i)   Fund Participation Agreement by and between Deutsche
Asset Management VIT Funds, Bankers Trust Company and Columbus Life Insurance Company (3)

                  (ii) Amendment No.1 to the Fund Participation Agreement by and between Deutsche Asset Management VIT Funds, Bankers Trust Company and Columbus Life Insurance Company (3)

                  (iii) Amendment No. 2 to the Fund Participation Agreement by and between Deutsche Asset Management VIT Funds, Bankers Trust Company and Columbus Life Insurance Company (6)

              (c) (i)   Administrative Services letter between Bankers Trust
Company and Columbus Life Insurance Company (3)

                  (ii) Amendment No.1 to the Administrative Services letter between Bankers Trust Company and Columbus Life Insurance Company (3)

                  (iii) Amendment No. 2 to the Administrative Services letter between Bankers Trust Company and Columbus Life Insurance Company (6)

              (d) (i)   Janus Aspen Series Fund Participation Agreement (Service
Shares) between Janus Aspen Series and Columbus Life Insurance Company (3)

                  (ii) Amendment No. 1 to Fund Participation Agreement between Janus Aspen Series and Columbus Life Insurance Company (7)

                  (iii) Amendment No. 2 to Fund Participation Agreement between Janus Aspen Series and Columbus Life Insurance Company (filed herewith)

              (e) Distribution and Shareholder Services Agreement, Service Shares of Janus Aspen Series (for Insurance Companies), by and between Janus Distributors, Inc. and Columbus Life Insurance Company (3)

              (f) (i)   Amended and Restated Participation Agreement among MFS
Variable Insurance Trust, Columbus Life Insurance Company and Massachusetts Financial Services Company (3)

                  (ii) Amendment No. 1 to Amended and Restated Participation Agreement among MFS Variable Insurance Trust, Columbus Life Insurance Company and Massachusetts Financial Services Company (filed herewith)

              (g) Participation Agreement among The Legends Fund, Inc., Touchstone Securities, Inc. and Columbus Life Insurance Company (3)

              (h) Service Agreement between Fidelity Investments Institutional Operations Company, Inc. and Columbus Life Insurance Company (3)

              (i) Service Contract between Fidelity Distributors Corporation and Columbus Life Insurance Company (3)

              (j) (i)   Participation Agreement Among Variable Insurance
Products Funds, Fidelity Distributors Corporation and Columbus Life Insurance Company (3)

                  (ii) Amendment No. 1 to Participation Agreement Among Variable Insurance Products Funds, Fidelity Distributors Corporation and Columbus Life Insurance Company (filed herewith)

              (k) (i)   Letter Agreement between OppenheimerFunds, Inc. and
Columbus Life Insurance Company (3)

                  (ii) Amendment No. 1 to Letter Agreement between Oppenheimer Funds, Inc. and Columbus Life Insurance Company (filed herewith)

              (l) (i)   Participation Agreement among Oppenheimer Variable
Account Funds, OppenheimerFunds, Inc. and Columbus Life Insurance Company (3)

                  (ii) Amendment No. 1 to Participation Agreement among Oppenheimer Variable Account Funds, OppenheimerFunds, Inc. and Columbus Life Insurance Company (filed herewith)

              (m) (i)   Participation Agreement among Panorama Series Fund,
Inc., OppenheimerFunds, Inc. and Columbus Life Insurance Company (3)

                  (ii) Amendment No. 1 to Participation Agreement among Panorama Series Fund, Inc., OppenheimerFunds, Inc. and Columbus Life Insurance Company (filed herewith)

              (n) Administrative Services Agreement between Massachusetts Financial Services Company, Western-Southern Life Assurance Company, and Columbus Life Insurance Company (3)

              (o) Sub-license Agreement by and between Fidelity Distributors Corporation and Columbus Life Insurance Company (3)

          (9)           Not Applicable

          (10)(a) Form of Columbus Life Insurance Company Application for Life Insurance (3)

              (b) Form of Columbus Life Insurance Company Supplement to Application for Life Insurance to be Completed When Applying for Flexible Premium Variable Universal Life (3)

              (c) Alternative form of Columbus Life Insurance Company Application for Life Insurance (filed herewith)

          (11) Description of Issuance, Transfer and Redemption Procedures and Method of Conversion to Fixed Benefit Policies for Columbus Life Flexible Premium SurvivorshipVariable Universal Life Insurance Policies Offered by Columbus Life Insurance Company Separate Account 1 of Columbus Life Insurance Company (filed herewith)

         2.     Opinion and Consent of Counsel (8)

         3.     None

         4.     Not Applicable

         5.     Not required

         99.(1) Actuarial Opinion and Consent (filed herewith)

         99.(2) Consent of Ernst & Young LLP (filed herewith)

         99.(3) Powers of Attorney (8)


(1) Incorporated by reference to the Registration Statement on Form S-6, File No. 333-78489, filed May 14, 1999.

(2) Incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-6, File No. 333-78489, filed May 1, 2000.

(3) Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement, File No. 333-47940, filed February 7, 2001.

(4) Incorporated by reference to the Registration Statement, File No. 333-47940, filed October 13, 2000.

(5) Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6, File No. 333-78489, filed August 19, 1999.

(6) Incorporated by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form S-6, File No. 333-78489, filed on April 26, 2001.

(7) Incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-6, File No. 333-47940, filed April 26, 2001.

(8) Incorporated by reference to the Registration Statement on Form S-6, File No. 333-73390, filed November 15, 2001.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Columbus Life Insurance Company Separate Account 1, has duly caused this Pre-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Cincinnati and State of Ohio, on the 25th day of January, 2002.

                              COLUMBUS LIFE INSURANCE COMPANY SEPARATE ACCOUNT 1

                              By: COLUMBUS LIFE INSURANCE COMPANY


                              By: /s/ Lawrence L. Grypp
                                  --------------------------------------
                                  Lawrence L. Grypp
                                  President and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

                                  Principal Executive Officer:


                                  /s/ Lawrence L. Grypp
                                  --------------------------------------
                                  Lawrence L. Grypp
                                  President and Chief Executive Officer
                                  January 25, 2002


                                  Principal Accounting and Financial Officer:


                                  /s/ Robert L. Walker
                                  --------------------------------------
                                  Robert L. Walker
                                  Chief Financial Officer
                                  January 25, 2002

                                  Directors:
                                  William J. Williams*
                                  John H. Barrett*
                                  Lawrence L. Grypp
                                  Paul H. Amato*
                                  James N. Clark*

                                  By: /s/ Lawrence L. Grypp
                                  ---------------------------------
                                  Lawrence L. Grypp
                                  individually and as attorney in fact*
                                  for each Director
                                  January 25, 2002

                                  EXHIBIT INDEX


EXHIBIT NO.       DESCRIPTION                                               PAGE
- -----------       -----------                                               ----

1.(3)(a)(ii) Addendum to Schedule A of Distributor Agreement between the Columbus Life Insurance Company, on behalf of Separate Account 1, and Touchstone Securities, Inc., and its affiliated insurance agencies

1.(3)(a)(iii) Supplemental Addendum to Schedule A of Distributor Agreement between the Columbus Life Insurance Company, on behalf of Separate Account 1, and Touchstone Securities, Inc., and its affiliated insurance agencies

1.(3)(b)(ii) Commission Schedule to Form of General Agency Agreement by and between Touchstone Securities, Inc., its affiliated insurance agencies, a broker-dealer and a life agency

1.(3)(b)(iii) Form of Broker-Dealer Sales Agreement by and between Touchstone Securities, Inc., Columbus Life Insurance Company and a broker-dealer

1.(5)(c) Form of Other Insured Rider

1.(5)(e) Form of Extended Coverage Benefit Rider

1.(5)(f) Form of Extended No-Lapse Guarantee Rider

1.(5)(g) Form of Last Survivor Additional Life Rider

1.(5)(h) Form of Estate Protection Rider

1.(5)(i) Form of Estate Tax Repeal Rider

1.(8)(a)(iv) Amended Exhibit A to the Fund Participation Agreement between Columbus Life Insurance Company and Touchstone Variable Series Trust

1.(8)(d)(iii) Amendment No. 2 to Fund Participation Agreement between Janus Aspen Series and Columbus Life Insurance Company

1.(8)(f)(ii) Amendment No. 1 to Amended and Restated Participation Agreement among MFS Variable Insurance Trust, Columbus Life Insurance Company and Massachusetts Financial Services Company

1.(8)(j)(ii) Amendment No. 1 to Participation Agreement Among Variable Insurance Products Funds, Fidelity Distributors Corporation and Columbus Life Insurance Company

1.(8)(k)(ii) Amendment No. 1 to Letter Agreement between OppenheimerFunds, Inc. and Columbus Life Insurance Company

1.(8)(l)(ii) Amendment No. 1 to Participation Agreement among Oppenheimer Variable Account Funds, OppenheimerFunds, Inc. and Columbus Life Insurance Company

1.(8)(m)(ii) Amendment No. 1 to Participation Agreement among Panorama Series Fund, Inc., OppenheimerFunds, Inc. and Columbus Life Insurance Company

1.(10)(c) Alternative form of Columbus Life Insurance Company Application for Life Insurance

1.(11) Description of Issuance, Transfer and Redemption Procedures and Method of Conversion to Fixed Benefit Policies for Columbus Life Flexible Premium Survivorship Variable Universal Life Insurance Policies Offered by Columbus Life Insurance Company Separate Account 1 of Columbus Life Insurance Company

99.(1) Actuarial Opinion and Consent

99.(2) Consent of Ernst & Young LLP

                                     II-10